As confidentially submitted to the Securities and Exchange Commission on April 27, 2015 as Amendment No. 1 to the Confidential Submission. This draft registration statement has not been publicly filed with the Securities and Exchange Commission and all information herein remains strictly confidential.

Registration No. 333-

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM S-1

REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

The Future Education Group Inc.

(Exact name of Registrant as specified in its charter)

Nevada (State or other jurisdiction of incorporation or organization)	8299 (Primary Standard Industrial Classification Code Number)	47-1820841 (I.R.S. Employer Identification Number)

Room 501, Gaohelanfeng Building, East 3rd Ring South Road,

Chaoyang District, Beijing
P. R. China
+86 10-87663458

(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)

United States Corporation Agents

500 N. Rainbow Blvd., Suite 300A

Las Vegas, NV 89107

(800) 773-0888 ext. 5216

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Mitchell S. Nussbaum, Esq.

Loeb & Loeb LLP

345 Park Avenue

New York, New York 10154

(212) 407-4000 - Telephone

(212) 407-4990 - Facsimile

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this Registration Statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐
Non-accelerated filer	☐	Smaller reporting company	☒

 __________________________

CALCULATION OF REGISTRATION FEE

Title of Each Class of Security Being Registered	Proposed Maximum Aggregate Offering Price	Amount of Registration Fee (2)
Common stock, par value $0.001 (1)	$	$
Underwriter warrants (3)(4)
Common stock underlying the Underwriter warrants		$
TOTAL

(1) Estimated solely for the purpose of calculating the registration fee, pursuant to Rule 457(o) under the Securities Act.

(2) To be paid at time of initial filing.

(3) We have agreed to issue, upon closing of this offering, warrants exercisable commencing on a date which is twelve months after the effective date of this registration statement and expiring five years following the effective date of this registration statement representing 3% of the aggregate number of shares of common stock in the offering but not including the over-allotment option, or the “Underwriter Warrants,” to Wellington & Shields Co., LLC. The Underwriter Warrants will be exercisable at a per share exercise price equal to 120% of the public offering price. Resales of the Underwriter Warrants on a delayed or continuous basis pursuant to Rule 415 under the Securities Act are registered hereby. Resales of shares of common stock issuable upon exercise of the Underwriter Warrants are also being similarly registered on a delayed or continuous basis hereby. See “Underwriting.”

(4) No fee required pursuant to Rule 457(g) under the Securities Act.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall hereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to such Section 8(a), may determine.

The information contained herein is subject to completion or amendment. A registration statement relating to these securities has been filed with the Securities and Exchange Commission. These securities may not be sold until the registration statement becomes effective. This prospectus is not an offer to sell and is not a solicitation of an offer to buy in any state in which an offer, solicitation, or sale is not permitted.

PRELIMINARY PROSPECTUS SUBJECT TO COMPLETION, DATED _______, 2015

THE FUTURE EDUCATION GROUP INC.

[*] Shares of Common Stock

This is an initial public offering of The Future Education Group Inc. We are offering [*] shares of common stock in this offering. It is currently estimated that the initial public offering price per share will be between $[*] and $[*].

The underwriters have an option exercisable within sixty (60) days from the date of this prospectus to purchase from us up to an additional fifteen percent (15%) of the number of shares of common stock sold in the public offering at the public offering price, less the underwriting discount, solely to cover over-allotments. The shares of common stock issuable upon exercise of the underwriters’ over-allotment option have been registered under the registration statement of which this prospectus forms a part. In addition to the underwriting discount, we have agreed to pay the expenses incurred in the offering together with a non-accountable expense allowance of two percent (2%) of the gross proceeds received in connection with this offering. See “Underwriting.”

Currently, there is no public market for our common stock. We have applied to list our common stock on the NASDAQ Capital Market under the symbol “FEG.” If our common stock is not approved for listing on NASDAQ, we will not consummate this offering.

We are an “emerging growth company” under applicable U.S. federal securities laws and may elect to comply with reduced public company reporting requirements.

Investing in our common stock involves a high degree of risk. You should read carefully the “Risk Factors” beginning on page 7 of this prospectus before investing in the shares of our common stock that are the subject of this offering.

______________________________________

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

		Per Share		Total
Public offering price	$		$
Underwriting discount and commissions	$		$
Proceeds, before expenses, to us	$		$

The underwriters expect to deliver the shares against payment on or about.

WELLINGTON & SHIELDS CO., LLC

Prospectus dated               , 2015

No dealer, salesperson or other person is authorized to give any information or to represent anything not contained in this prospectus. You must not rely on any unauthorized information or representations. This prospectus is an offer to sell only the shares offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus is current only as of its date.

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CONVENTIONS WHICH APPLY TO THIS PROSPECTUS

In this prospectus, unless otherwise specified or if the context so requires:

•	“we,” “us,” “our company,” “Company” refers to, The Future Education Group Inc., together with its subsidiaries;

•	“Future Education HK” refers to The Future Education Group Limited, a Hong Kong company which is our wholly owned subsidiary;

•	“WFOE” refers to The Future Leading Education (Shenzhen) Company Limited, a PRC company which is a wholly owned subsidiary of Future Education HK;

•	“APFE” refers to Shenzhen Asia-Pacific Future Education Technology Development Co., Ltd., a PRC company which has contractual relationships with WFOE;

•	“ZTL” refers to Beijing Zhongtulian Culture & Education Development Center., a PRC company which has contractual relationships with WFOE;

•	“PRC” or “China” refers to the People’s Republic of China;

•	“RMB” or “¥” refer to the legal currency of the People’s Republic of China; and

•	“dollars,” “US$” or “$” refer to the legal currency of the United States.

Unless otherwise indicated, our financial information presented in this prospectus has been prepared in accordance with United States Generally Accepted Accounting Principles, or U.S. GAAP. This prospectus contains translations of RMB amounts into U.S. dollars at specified rates solely for the convenience of the reader.

Unless otherwise noted, the exchange rate used is RMB6.14 and RMB 6.20, for the years ended December 31, 2014, and 2013, respectively, as determined by the average rates of the People’s Bank of China (the “PBOC”).

In addition to the shares of common stock to be sold to investors in this offering, this prospectus covers the securities acquirable upon exercise of the warrants we have agreed to issue to our underwriter, Wellington & Shields Co., LLC (“Wellington Shields”), in connection with this offering. See “Underwriting.”

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SPECIAL NOTE ON FORWARD-LOOKING STATEMENTS

This prospectus contains statements that are “forward-looking” and uses forward-looking terminology such as “anticipate,” “believe,” “could,” “estimate,” “expect,” “future,” “intend,” “may,” “ought to,” “plan,” “possible,” “potentially,” “predicts,” “project,” “should,” “will,” “would,” negatives of such terms or other similar statements. You should not place undue reliance on any forward-looking statement due to its inherent risk and uncertainties, both general and specific. Although we believe the assumptions on which the forward-looking statements are based are reasonable and within the bounds of our knowledge of our business and operations as of the date of this prospectus, any or all of those assumptions could prove to be inaccurate. As a result, the forward-looking statements based on those assumptions could also be incorrect. The forward-looking statements in this prospectus include, without limitation, statements relating to:

•	our goals and strategies;

•	our future business development, results of operations and financial condition;

•	our ability to protect our intellectual property rights;

•	projected revenues, profits, earnings and other estimated financial information;

•	our ability to maintain strong relationships with our customers;

•	our planned use of proceeds; and

•	governmental policies regarding our industry.

The forward-looking statements included in this prospectus are subject to known and unknown risks, uncertainties and assumptions about our businesses and business environments. These statements reflect our current views with respect to future events and are not a guarantee of future performance. Actual results of our operations may differ materially from information contained in the forward-looking statements as a result of risk factors, some of which are described under “Risk Factors” and elsewhere in this prospectus, and include, among other things:

•	we have a limited operating history;

•	our business relies heavily upon obtaining licenses, permits and other regulatory approvals;

•	the need to protect our brand; and

•	we depend upon continued government support of education policies.

These risks and uncertainties are not exhaustive. Other sections of this prospectus include additional factors which could adversely impact our business and financial performance. The forward-looking statements contained in this prospectus speak only as of the date of this prospectus or, if obtained from third-party studies or reports, the date of the corresponding study or report, and are expressly qualified in their entirety by the cautionary statements in this prospectus. Since we operate in an emerging and evolving environment and new risk factors and uncertainties emerge from time to time, you should not rely upon forward-looking statements as predictions of future events. Except as otherwise required by the securities laws we undertake no obligation to update or revise any forward-looking statements to reflect events or circumstances after the date of this prospectus or to reflect the occurrence of unanticipated events.

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PROSPECTUS SUMMARY

The following summary does not contain all of the information you should consider before investing in our shares. You should read the following summary together with the entire prospectus carefully, including the “Risk Factors” section beginning on page 7 and the financial statements and the accompanying notes to those financial statements beginning on page F-1 before making an investment decision. Unless otherwise indicated, all information in this prospectus assumes no exercise of the underwriter’s over-allotment option or underwriter’s warrants.

Our Business

We are a leading provider of content and own copyrights for high quality textbooks and we publish magazines and develop and operate online and mobile education platforms and other programs for the education market in and around the cities of Beijing and Shenzhen, in the People’s Republic of China (the “PRC” or “China”). Our products are designed to help students improve and strengthen academic performance, confidence, motivation, and self- esteem. Chinese cultural and educational reforms focusing on the use of technology to provide top-quality education have provided opportunities to use the Internet, and other media, as a platform to promote cultural and educational development. All of our business activities are carried out by Beijing Zhongtulian Culture & Education Development Center (“ZTL”) and its subsidiaries and Shenzhen Asia-Pacific Future Education Technology Development Co., Ltd., (“APFE”), both of which are variable interest entities (“VIEs”) that we control through contractual arrangements.

We operate our business in the PRC through certain contractual agreements between our subsidiary, The Future Leading Education (Shenzhen) Company Limited, or WFOE, and ZTL, and a separate series of contractual arrangements between WFOE and APFE. The contractual arrangements provide us with control over the business and affairs of ZTL and APFE. ZTL and APFE are variable interest entities, or VIEs, which means we have a controlling financial interest in the companies, but we do not own any equity interests in the companies.

ZTL was formed in 1998 and is based in Beijing, PRC. ZTL is the majority shareholder of four entities engaged in the following businesses: (1) publishing and distributing magazines featuring topics on innovation, intellectual property and the use of technology in education; (2) hosting government approved competitions for K-12 students and teachers, known as Network Originality Competitions, or NOC’s; (3) drafting textbooks in cooperation with qualified publishers for distribution to schools in China; and (4) distributing educational database and programs developed in-house or licensed from others, such as digital educational products and hardware, to schools and teachers for use in the classroom. APFE was recently formed in 2014 and is based in Shenzhen, PRC. In October 2014, APFE entered into a memorandum of agreement to acquire 100% ownership of Shanghai Bohao Information and Technology Company Limited (“Bohao”). Bohao was incorporated in 2009 in Shanghai, PRC. Since inception, Bohao has been engaged in research & development of the Future Classroom, a classroom featuring hardware and software with copyrights to provide interactive cloud-based educational programs and resources. Now with the completion of R&D, Bohao has constructed showrooms and commenced marketing and sales, as well as installation of the Future Classroom for its customers. We are continuing to perform due diligence and are in negotiations with the shareholders of Bohao for final terms of the acquisition. APFE will also develop and operate online and mobile education platforms. As of the date of this prospectus, APFE has not yet generated any revenue

Industry Background and Market Opportunity

According to the Ministry of Finance’s report, The Central and Local Budgets Report for 2014, the government will continue to promote education, science and technology, cultural reform and development. The gross domestic education expenditure in the PRC in 2014 was estimated to be approximately RMB4.13 trillion, an increase of 9.1% over the prior year’s budget for expenses. For the majority of families in China, education costs represent up to 10 percent of their annual household income, second only to their food budget. We believe that many parents are willing to invest in their children for better and higher education because it is critical for future opportunities and advancement. The educational system in the PRC is under pressure to reform and develop. On March 5, 2014, the second session of the 12th National People’s Congress concluded that the PRC government sets education as a strategic priority with a focus on promoting equitable education development with continued investment in educational resources. The government is expected to deepen its comprehensive education reform, by actively reforming the examination and enrollment system, encouraging the development of private schools and accelerating the construction of a modern employment-oriented vocational education system.

The digitalization of education content and delivery is also driving a substantial shift in the education market. Cloud computing-enabled, internet-based and mobile technologies are being adapted for educational uses and an increasing number of schools are implementing online or blended learning environments, and utilizing digital content in their classrooms. These trends are supported by widespread research which demonstrates improved efficacy in learning derived through online, interactive programs. An analysis conducted by the Department of Education in 2009 that surveyed more than one thousand empirical studies of online learning found that, on average, students in online learning conditions performed modestly better than those receiving face-to-face instruction. While the adoption of technology within the education market may differ significantly across districts and schools, due to varying resources and infrastructure, most schools are seeking to implement more technology and are seeking partners to help them create effective learning environments.

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Our Strategy

Our objective is to be a leading provider of affordable and effective solutions in the education market in the PRC. To achieve this objective, our strategy is to:

•	Increase Sales Penetration in the PRC Pre-school and K-12 Market. We plan to add full-time sales employees and to develop third-party agency relationships in different cities throughout the PRC to sell our high quality textbooks, educational databases and programs.

•	Leverage the NOC Brand. We intend to build on the brand awareness through marketing, advertising, training and support, as well as product innovation based on feedback from teachers, students and other end-users.

•	Acquire New Business. Schools in the PRC have responded to the increasing public interest in improving education, in part, by investing in educational technologies, such as computer hardware and software, computer-assisted learning programs and professional development training, among others.

•	Develop and Market Online and Mobile Education Platform. We intend to capitalize on the growing demand for interactive online and mobile educational resources.

Principal Executive Offices

We have two principal executive offices located in Beijing, PRC and Shenzhen, PRC. Our office in Beijing is located at Room 501, Gaohelanfeng Building, East 3rd Ring South Road, Chaoyang District, Beijing, P. R. China and our telephone number is +86 10-87663458. Our Shenzhen office is located at Floor 1, Building A, Thunis Sci-Tech. Park, No. 13, Langshan Road, Hi-and-New Tech Park (North Zone), Nanshan District, Shenzhen, PRC.

Implications of Being an Emerging Growth Company

As a company with less than $1.0 billion in revenue during our last fiscal year, we qualify as an “emerging growth company” pursuant to the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”). An emerging growth company may take advantage of specified reduced reporting and other burdens that are otherwise applicable generally to public companies. These provisions include exemption from the auditor attestation requirement in the assessment of the emerging growth company’s internal control over financial reporting. The JOBS Act also provides that an emerging growth company need not comply with any new or revised financial accounting standard until such date that a non-reporting company is required to comply with such new or revised accounting standard. We have chosen to avail ourselves of all of the exemptions afforded by the JOBS Act. Furthermore, we are not required to present selected financial information or any management’s discussion herein for any period prior to the earliest audited period presented in connection with this prospectus.

We will remain an emerging growth company until the earliest of (a) the last day of our fiscal year during which we have total annual gross revenues of at least $1.0 billion; (b) the last day of our fiscal year following the fifth anniversary of the completion of this offering; (c) the date on which we have, during the previous 3-year period, issued more than $1.0 billion in non-convertible debt; or (d) the date on which we are deemed to be a “large accelerated filer” under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). When we are no longer deemed to be an emerging growth company, we will not be entitled to the exemptions provided in the JOBS Act discussed above. If we choose to take advantage of any of these reduced reporting burdens, the information that we provide shareholders may be different than you might get from other public companies.

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The Offering

Common stock we are offering	[*] shares

Public offering price	We currently estimate that the initial public offering price will be between $[*] and $[*] per share.

Over-allotment	We have granted a sixty (60) day option (commencing from the date of this prospectus) to the underwriters to purchase an additional fifteen percent (15%) of the shares to cover over-allotments, if any.

Common stock outstanding before this offering (1)	38,000,000 shares

Common stock outstanding after this offering (1)	[*] shares

Lock-up	We, our directors, executive officers and shareholders owning two percent (2%) or more of our common stock have agreed with the underwriter not to offer, issue, sell, contract to sell, encumber, grant any option for the sale of or otherwise dispose of any of our securities for a period of twelve (12) months following the closing of the offering of the shares. However, our underwriter has agreed to allow two hundred thousand (200,000) shares held by our non-executive officers to be sold in compliance with all SEC rules and regulations. See “Underwriting” for more information.

Use of proceeds	We estimate that the net proceeds from this offering, after deducting underwriting discount and estimated offering expenses payable by us, will be approximately $[*]. We intend to use the proceeds of this offering for acquisitions, development of the online educational platform, expansion of our business, and for working capital and other general corporate purposes.

Risk factors	Investment in our shares of common stock involves a high degree of risk. See “Risk Factors” in this prospectus beginning on page 7 for a discussion of factors and uncertainties that you should consider in evaluating an investment in our securities.

Proposed NASDAQ symbol	We have applied for the listing of our common stock on the NASDAQ Capital Market under the symbol “FEG..”

(1) The number of shares of our common stock that will be outstanding after this prospectus is based on 38,000,000 shares outstanding as of January 31, 2015 (excluding [*] shares to be reserved for future awards under equity plans).

Unless otherwise indicated, the information in this prospectus assumes no exercise of the underwriter’s over-allotment option to purchase additional shares of common stock.

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Summary Consolidated Financial Information

You should read the following summary consolidated financial information in conjunction with our consolidated financial statements and related notes and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this prospectus.

The following summary of consolidated statements of income and comprehensive income and balance sheets for the years ended as of December 31, 2014 and 2013 have been derived from our audited consolidated financial statements included elsewhere in this prospectus.

The consolidated financial statements are prepared and presented in accordance U.S. GAAP. You should read the following summary financial data in conjunction with our audited and unaudited consolidated financial statements and related notes beginning on page F-1 of this prospectus. Our historical results for any period are not necessarily indicative of results to be expected in any future period.

	For the Years Ended December 31,
	2014	2013

Revenue	$5,470,898	$3,337,396
Costs of revenue	822,334	639,116
Gross profit	4,648,564	2,698,280
Operating expenses
Selling expenses	1,243,868	925,494
General and administrative expenses	1,738,521	691,340
Total operating expenses	2,982,389	1,616,834
Income from operations	1,666,175	1,081,446

Other income (expense)
Interest expenses	(87,598)	(1,045)
Interest expenses, related parties	(267,065)	(4,035)
Gain on step acquisition	–	132,022
Income (loss) from investments	32,557	(27,003)
Other non-operating income (expense)	30,845	(4,797)
Total other income (expense), net	(291,261)	95,142

Income before income taxes	1,374,914	1,176,588
Provision for income taxes	512,773	300,321
Net income	862,141	876,267
Other comprehensive income:
Foreign currency translation adjustments	178	14,130
Comprehensive income	$862,319	$890,397
Basic and diluted earnings per share	$0.02	$0.02

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The exchange rate used is US$ 1.00 = RMB 6.14 and RMB 6.20 for the years ended December 31, 2014 and 2013, respectively. The exchange rates are determined by the average rates of the People’s Bank of China (the “PBOC”) during the relevant period.

	As of December 31,
	2014	2013

Balance Sheet Data:
Working capital	$1,471,756	$1,744,999
Total assets	$10,972,421	$4,324,656
Total liabilities	$9,220,389	$3,434,943
Equity	$1,752,032	$889,713
Total liabilities and equity	$10,972,421	$4,324,656

The exchange rate used is US$ 1.00 = RMB 6.12 and RMB 6.10 as determined by spot rates of the PBOC as of December 31, 2014 and 2013, respectively.

As of April 15, 2015, the exchange rate was US$1.00 = RMB 6.13 as determined by spot rates of the PBOC,

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RISK FACTORS

An investment in our common stock involves a high degree of risk. You should consider carefully the following risks and other information included in this prospectus before you decide whether to buy our common stock. If any of the events contemplated by the following discussion of risks should occur, our business, financial condition, results of operations and liquidity could suffer significantly. As a result, the market price of our common stock could decline, and you may lose all or part of the money you paid to buy our common stock. The following is a summary of all the material risks known to us; however, additional risks that we believe to be immaterial could also impair our business.

Risks Related to Our Business

Our business operations are closely tied with government policies. If there is any change in the direction of the government policies or any decrease in the strength of such support, our growth strategy will be negatively impacted and our financial situation will be materially adversely effected.

As a provider of educational content and materials our business is not only highly regulated by the PRC government, but the growth of our business depends on the continued emphasis by the PRC government on access to, and the quality of education in the PRC. The educational system in China is under undergoing substantial reform. Since 1986, several laws, action plans and policies have been put in place to mandate education, increase educational standards and change the orientation of the education system from one based on memory learning to a more individualized creative approach. It is estimated that the gross domestic education expenditure of the PRC in 2014 was approximately RMB4.13 trillion, an increase of 9.1% over the prior year’s budget. As a result, our business, its current operations, brand and growth relies significantly on continued governmental support of education. If the mandates for educational reform begin to wane, it could significantly curtail our operations, reducing our revenues and negatively impacting our future potential for growth.

We cannot guarantee that our future teaching material will be approved by the Ministry of Education (the “MOE”), and be selected for entry into the national, provincial and local government’s catalog of teaching material. If we fail to provide materials that meet the stringent guidelines for approval, or if our materials are not selected for inclusion in the catalogs, our revenue growth within the business line may become stagnant and eventually will decline.

Since 1998, through ZTL, we have been in the business of creating content for teaching materials that can be used in the classroom. We currently own copyrights to two teaching materials that have been approved by the MOE and are included in the provincial and local government’s catalog. These publications generally have a lifespan of up to six years of use in a classroom; provided that we continually update the materials. Our inability to create content for teaching materials meeting the new academic standards for approval, selection and distribution to classrooms in the provinces where we primarily do business, will have a material adverse effect on future revenues in this business line.

China regulates media content extensively and we may be subject to government actions because of non-compliant content of advertisement placed in our magazines.

PRC advertising laws and regulations require advertisers, advertising operators and advertising distributors to ensure that the content of the advertisements they prepare or distribute is fair and accurate and is in full compliance with applicable laws, rules and regulations. Violation of these laws, rules or regulations may result in penalties, including fines, confiscation of advertising fees, orders to cease dissemination of the advertisements and orders to publish an advertisement correcting the misleading information. In circumstances involving serious violations, the PRC government may revoke a violator’s license for advertising business operations.

Our business includes publishing advertisements in our magazines for clients, the content of which may not fully comply with applicable laws, rules and regulations. Further, for advertising content related to special types of products and services, such as alcohol, cosmetics, pharmaceuticals and medical procedures, we are required to confirm that our clients have obtained requisite government approvals, including operating qualifications, proof of quality inspection of the advertised products and services, government pre-approval of the content of the advertisement and filings with the local authorities. We endeavor to comply with such requirements, including by requesting relevant documents from the advertising clients. However, we cannot assure you that violations or alleged violations of the content requirements will not occur with respect to our operations. If the relevant PRC governmental agencies determine the content of the advertisements that we publish in our magazines violated any applicable laws, rules or regulations, we could be subject to penalties. Violations or alleged violations of the content requirements could also harm our reputation and impair our ability to conduct and expand our business.

If we fail to be authorized as the executing agency for the NOC in the future, or to strengthen and protect our brands, our operation and the financial situation will be materially affected.

Since 2003, we have acted as the executing agency for the NOC by marketing, developing and promoting the “NOC” brand. Each year, the hosting entities for the NOC announce the commencement of the NOC by issuing a notice to relevant participants, which specify, among others, the theme, the organization commission, and the executing agency for the NOC, and other detailed arrangements for the current year. We have been the executing agency since the first NOC. We believe that the “NOC” brand is synonymous with stellar achievement, creativity, self-esteem and accomplishment throughout the PRC and has contributed significantly to our success. We expect to leverage the NOC brand as part of our growth strategy as we begin to permeate the online education arena. It is critical that we maintain and protect our brand and our image, as we continue to launch new programs, projects and acquire new businesses. As we launch new business lines, and seek to increase visibility in our current business lines, the use of several marketing tools, sponsorship and support from traditional advertisers, schools and government officials will be important to our success. A number of factors could prevent us from successfully promoting our brand, including student and teacher dissatisfaction with our services and the failure of our marketing tools and strategies to attract new subscribers for our magazines, new students to our competitions, as well as teacher dissatisfaction with our teaching materials. If we are unable to continue to act as the executing agency of the NOC, and maintain and enhance the brand or utilize marketing tools in a cost-effective manner, our revenues and profitability may suffer. If we are unable to further enhance our brand recognition and increase awareness of our services, or if we incur excessive sales and marketing expenses, our business and results of operations may be materially and adversely affected.

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If we fail to attract more students to participate in NOC activities, the operations and our financial condition will be materially adversely affected.

The success of our “NOC” business line depends primarily on the number of students and teachers who participate each year. Therefore, our ability to continue to attract students and teachers is critical to the continued success and growth of our NOCs. We rely heavily on our relationships with provincial and local governments, schools, principals and teachers to promote and encourage participation in the NOC to parents, teachers and students. We must create an innovative theme for the NOC each year to attract the interest of the participants. In addition, parental support is critical for student participation as there are costs associated with competing. If we are unable to continue to attract teachers, parents and students to participate in the NOC competitions, not only will our revenues decline in this business line, but our brand will be harmed, which may have a material adverse effect on our business, financial condition and results of operations.

We may not be able to implement our growth strategy and future plans successfully.

Our growth strategy includes increasing sales, leveraging the NOC brand, developing new online platforms, and acquiring assets and technologies or companies that have services, products, technologies, that extend or complement our existing business. The process to undertake a massive growth strategy like ours, is time-consuming and costly. We expect to expend significant resources and there is no guarantee that we will successfully execute our plans.

Failure to manage expansion effectively may affect our success in executing our business plan and may adversely affect our business, financial condition and results of operations. We may not realize the anticipated benefits of any or all of our strategies, or may not realize them in the time frame expected. In addition, future acquisitions may require us to issue additional equity securities, spend our cash, or incur debt, and amortization expenses related to intangible assets or write-offs of goodwill, any of which could adversely affect our results of operations.

We face significant competition and if we fail to compete effectively, we may lose our market share and our profitability may be adversely affected.

The education sector in China is rapidly evolving, highly fragmented and competitive, and we expect competition in this sector to persist and intensify. We face competition in each of our business lines and geographic market in which we operate. Moreover, competition is particularly intense in some of the key geographic markets in which we operate, such as Beijing and Shenzhen.

We also face competition from companies that focus on one area of our business and are able to devote all of their resources to that business line, and these companies may be able to more quickly adapt to changing technology, student preferences and market conditions in these markets than we can. These companies may, therefore, have a competitive advantage over us with respect to these business areas.

The increasing use of the Internet and advances in Internet- and computer-related technologies are eliminating geographic and cost-entry barriers to providing educational services and products. As a result, many international companies that offer online test preparation and language training courses may decide to expand their presence in China or to try to penetrate the China market. Many of these international companies have strong education brands, and students and parents in China may be attracted to the offerings based in the country that the student wishes to study in or in which the selected language is widely spoken. In addition, many Chinese and smaller companies are able to use the Internet to quickly and cost-effectively offer their services and products to a large number of students with less capital expenditure than previously required.

Competition could result in loss of market share and revenues, lower profit margins and limit our future growth. A number of our current and potential future competitors may have greater financial and other resources than we have. These competitors may be able to devote greater resources than we can to the development, promotion and sale of their services and products, and respond more quickly than we can to changes in student needs, testing materials, admissions standards, market needs or new technologies. As a result, our net revenues and profitability may decrease. We cannot assure you that we will be able to compete successfully against current or future competitors. If we are unable to maintain our competitive position or otherwise respond to competitive pressures effectively, we may lose our market share and our profitability may be materially adversely affected.

8

Our success depends, to a large extent, on the management skill and the rich experience in media and education business of our management. If any member of our senior management leaves or if we fail to recruit suitable replacements, the operation and the financial situation will be adversely affected.

Our success depends in large part on continued employment of senior management and key personnel who can effectively operate our business, as well as our ability to attract and retain skilled employees. Competition for highly skilled management, technical, research and development and other employees is intense in the education industry in the PRC and we may not be able to attract or retain highly qualified personnel in the future. If any of our employees leaves us, and we fail to effectively manage a transition to new personnel, or if we fail to attract and retain qualified and experienced professionals on acceptable terms, our business, financial conditions and results of operations could be adversely affected. Our success also depends on our having highly trained sales and marketing personnel to support and promote our current products as well as new service and product launches. We will need to continue to hire additional personnel as our business grows. A shortage in the number of people with these skills or our failure to attract them to our company could impede our ability to increase revenues from our existing products and services, ensure full compliance with applicable federal and state regulations, launch new product offerings and would have an adverse effect on our business and financial results.

We may not be able to adequately protect our intellectual property, which could cause us to be less competitive.

Our trademarks, trade names, copyrights, trade secrets and other intellectual property rights are important to our success. In connection with our business, we have registered 4 trademarks, 9 domain names and 1 software copyright registration in the PRC. See “Regulations-Regulations on Intellectual Property Rights”. Unauthorized use of any of our intellectual property may adversely affect our business and reputation. We rely on a combination of copyright, trademark and trade secrets laws and confidentiality agreements with our employees, consultants and others to protect our intellectual property rights. Nevertheless, it may be possible for third parties to obtain and use our intellectual property without authorization. The unauthorized use of intellectual property is widespread in China, and enforcement of intellectual property rights by Chinese regulatory agencies is inconsistent. Moreover, litigation may be necessary in the future to enforce our intellectual property rights. Future litigation could result in substantial costs and diversion of our management’s attention and resources and could disrupt our business. If we are unable to enforce our intellectual property rights, it could have a material adverse effect on our financial condition and results of operations. Given the relative unpredictability of China’s legal system and potential difficulties enforcing a court judgment in China, we may be unable to halt the unauthorized use of our intellectual property through litigation. Failure to adequately protect our intellectual property could materially adversely affect our competitive position, our ability to attract students and our results of operations.

We have loans payable to certain related parties the repayment of which may have a material adverse effect on our liquidity, financial conditions, results of operations and growth prospectus in the future.

To date, we have financed our daily operations primarily from cash flow from operations and financial support from related parties. On December 15, 2013, we entered into a loan agreement with Xiaoheng Ren, the Chief Executive Officer and director of our Company in the amount of approximately $1.6 million to fund the daily operations of our Company. As of December 31, 2013 and 2014, the outstanding amount under the loan agreement was $1,640,178 and $1,415,507, respectively. Xiaoheng Ren has executed an undertaking letter that she would not demand repayment of the borrowings before December 2016.

The interests of Xiaoheng Ren might not always be consistent with that of our Company and other shareholders. In the event that Xiaoheng Ren demands our company the repayment of the short-term borrowing or refuses to extend the loan agreement upon expiry, we might not be able to obtain the same amount of borrowings on similar terms to support our growth.

We will endeavor to obtain financing from other channels after the Listing, including but not limited to cash flow from operations, borrowings from banks, sale of additional equity and issuance of debts. However we cannot assure you that financing will be available in the amounts we require or on terms acceptable to us, if at all. The sale of additional equity, including convertible debt securities, would dilute the interests of our current shareholders. The incurrence of debt could result in operating and financial covenants that could restrict our operations and our ability to pay dividends to our shareholders. If we are unable to obtain sufficient funds as required, our liquidity would be negatively affected, our launching of the online and mobile education platform and Future Classroom would be delayed and our business, operations and prospects may be adversely affected.

Our operations are subject to seasonality.

There is higher demand for advertisements and hence more advertising expenditures in the second half of each year. This is mainly due to the fact that advertising customers tend to expand their advertising campaigns and increase advertising expenditures in the second half of each year to boost sales performance in order to meet their annual sales targets. Our subscription revenue and advertising revenue are sensitive to local customer spending patterns as our advertising customers are likely to place advertisements according to such seasonal shopping or spending patterns. Also, the Chinese New Year holidays in the first half of each year are the traditional slow season for the magazine industry as advertising customers tend to withhold and avoid launching large-scale printed advertisements in magazines as readers traditionally leave the cities in which they work and go back to their home towns for festival celebrations. As a result, we generally record higher revenue in the second half as compared to the first half of each year. Any adverse change in the trends in seasonal shopping or spending pattern and other factors which unexpectedly shift the timing of holidays, such as infectious disease outbreaks, unpredictable weather conditions or events in the PRC, may affect our operational results.

9

We may have potential litigation.

The nature of our magazine and advertising businesses exposes us to the risk of litigation claims from, parties whose activities are described in the magazines and who may perceive that references to them in the magazines are damaging to their reputations. Moreover, civil claims may be filed against us for fraud, defamation, negligence, copyright or trademark infringement or other violations due to the nature and content of the information or articles contained in the magazines. We also may be subject to claims resulting from the use of content by third parties in our online education platform and other educational products. No assurance can be given, however, that any claims and actions will not be initiated to arise out of our business in the future. Expenses of litigation, possible losses from lawsuits and delays in proceedings in respect of outstanding and possible future claims may have a material adverse effect on our operations and financial performance in the future. We currently do not maintain any insurance coverage on contingent liabilities arising out of such claims.

Our Chairman of the Board and our Chief Executive Officer, individually and together, own a large percentage of our outstanding stock and could significantly influence the outcome of our corporate matters.

Currently, Mr. Li, our Chairman owns 40% of our issued and outstanding shares of common stock, and Ms. Ren, our Chief Executive Officer owns 33% of our issued and outstanding shares of common stock. As a result, together, and individually they will be able to exercise significant influence over all matters that require us to obtain shareholder approval, including the election of directors to our board and approval of significant corporate transactions that we may consider, such as a merger or other sale of our company or its assets. This concentration of ownership in our shares by our executive officers will limit the other shareholders’ ability to influence corporate matters and may have the effect of delaying or preventing a third party from acquiring control over us.

If we are unable to establish appropriate internal financial reporting controls and procedures, it could cause us to fail to meet our reporting obligations, result in the restatement of our financial statements, harm our operating results, subject us to regulatory scrutiny and sanction, cause investors to lose confidence in our reported financial information and have a negative effect on the market price of our shares.

Effective internal controls are necessary for us to provide reliable financial reports and effectively prevent fraud. We maintain a system of internal control over financial reporting, which is defined as a process designed by, or under the supervision of, our principal executive officer and principal financial officer, or persons performing similar functions, and effected by our board of directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with U.S. GAAP.

As a public company, we will have significant additional requirements for enhanced financial reporting and internal controls. We will be required to document and test our internal control procedures in order to satisfy the requirements of Section 404 of the Sarbanes-Oxley Act of 2002, which requires annual management assessments of the effectiveness of our internal controls over financial reporting starting with our annual report on Form 10-K for the year ending December 31, 2015. In addition, an independent registered public accounting firm will be required to attest to the effectiveness of our internal control over financial reporting beginning with our annual report on Form 10-K following the date on which we cease to qualify as an emerging growth company if we become an accelerated filer or large accelerated filer. The process of designing and implementing effective internal controls is a continuous effort that requires us to anticipate and react to changes in our business and the economic and regulatory environments and to expend significant resources to maintain a system of internal controls that is adequate to satisfy our reporting obligations as a public company.

We cannot assure you that we will not, in the future, identify areas requiring improvement in our internal control over financial reporting. We cannot assure you that the measures we will take to remediate any areas in need of improvement will be successful or that we will implement and maintain adequate controls over our financial processes and reporting in the future as we continue our growth. If we are unable to establish appropriate internal financial reporting controls and procedures, it could cause us to fail to meet our reporting obligations, result in the restatement of our financial statements, harm our operating results, subject us to regulatory scrutiny and sanction, cause investors to lose confidence in our reported financial information and have a material adverse effect on the market price of our shares.

Lack of experience of our management team as officers of a publicly-traded company may hinder our ability to comply with the Sarbanes-Oxley Act.

It may be time-consuming, difficult and costly for us to develop and implement the internal controls and reporting procedures required by the Sarbanes-Oxley Act. We need to hire additional financial reporting, internal controls and other finance staff or consultants in order to develop and implement appropriate internal controls and reporting procedures. If we are unable to comply with the Sarbanes-Oxley Act’s internal controls requirements, we may not be able to obtain the independent registered public accounting firm certifications that the Sarbanes-Oxley Act requires publicly-traded companies to obtain.

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Risks Relating to Our Structure and Regulations

If the PRC government determines that the contractual arrangements for operating our business do not comply with PRC laws, rules and regulations, we could face severe penalties.

Foreign investment in the businesses we operate, including magazine publishing and distribution, commercial operation of the NOC and online education, is currently prohibited or restricted in China. As a U.S. corporation, we are restricted or prohibited from directly owning all of the equity interests in any PRC company engaged in these businesses. In addition, foreign investment in the advertising industry requires the foreign investor to possess certain qualifications that we do not have. See "Regulation." As a result, our business in China is operated by our VIEs, ZTL, and its subsidiaries, and APFE through contractual arrangements. APFE and ZTL and their subsidiaries hold the relevant licenses and permits to engage in the businesses in China and each of them is currently owned by PRC citizens and/or PRC companies. We have been and expect to continue to be dependent on APFE and ZTL to operate these businesses. We do not have any equity interest in ZTL or APFE, but control their operations and receive substantially all the economic benefits and bear substantially all the economic risks through a series of contractual arrangements. For more information regarding these contractual arrangements, see "Our Corporate History and Structure."

There are uncertainties regarding the interpretation and application of current and future PRC laws, rules and regulations, including but not limited to the laws, rules and regulations governing the validity and enforcement of our contractual arrangements with ZTL and APFE, and the laws, rules and regulations setting forth the prohibitions or restrictions on foreign investments in the businesses we operate and the qualification requirements for foreign investments in the advertising industry in China.

Further, considering we are planning to develop online education and other internet-based business after the listing, our current contractual arrangements must also comply with laws and regulations applicable to the Internet industry. The Circular on Strengthening the Administration of Foreign Investment in and Operation of Value-added Telecommunications Business issued by the Ministry of Industry and Information Technology, or MIIT, in July 2006, or the MIIT Circular, reiterates restrictions on foreign investment in telecommunications businesses. Under the MIIT Circular, a PRC company that holds a license to conduct value-added telecommunications businesses, or a VATS License, in China is prohibited from leasing, transferring or selling the license to foreign investors in any form and from providing any assistance, including providing resources, sites or facilities, to foreign investors to conduct value-added telecommunications businesses illegally in China. Furthermore, the relevant trademarks and domain names that are used in a value-added telecommunications business must be owned by the local VATS License holder or its shareholder(s). The MIIT Circular further requires each VATS License holder to have appropriate facilities for its approved business operations and to maintain such facilities in the regions covered by its license. In addition, all value-added telecommunications service providers are required to maintain network and information security in accordance with the standards set forth under relevant PRC regulations. APFE will apply for a VATS License to carry out the online education platform business. Due to a lack of interpretative materials from the regulators, it is uncertain whether MIIT would consider our corporate structures and contractual arrangements as a kind of foreign investment in telecommunication services. Therefore, it is unclear what impact this circular will have on us or the other Chinese Internet companies that have adopted the same or similar corporate structures and contractual arrangements as ours.

In August 2011, the Ministry of Commerce, or MOFCOM, promulgated the Rules of Ministry of Commerce on Implementation of Security Review System of Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the MOFCOM Security Review Rules, to implement the Notice of the General Office of the State Council on Establishing the Security Review System for Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or Circular No. 6, promulgated on February 3, 2011. Under these rules, a security review by MOFCOM is required for foreign investors’ mergers and acquisitions that have “national defense and security” implications and mergers and acquisitions by which foreign investors may acquire “de facto control” of domestic enterprises that have “national security” implications. The MOFCOM Security Review Rules further prohibit foreign investors from bypassing the security review requirement by structuring transactions through proxies, trusts, indirect investments, leases, loans, control through contractual arrangements or offshore transactions. There is no explicit provision or official interpretation stating that our businesses fall within the scope of transactions subject to security review. We do not believe we are required to submit our existing contractual arrangements to MOFCOM for a security review. However, as there is a lack of clear statutory interpretation regarding the implementation of the rules, there is no assurance that MOFCOM will have the same view as we do when applying these national security review-related circulars and rules.

The relevant PRC regulatory authorities have broad discretion in determining whether a particular contractual structure violates PRC laws and regulations. Although we believe we comply, and will continue to comply with current PRC regulations, the PRC government may not agree that these contractual arrangements comply with PRC licensing, registration or other regulatory requirements, with existing requirements or policies or with requirements or policies that may be adopted in the future. It is possible that a PRC court, arbitration tribunal or other regulatory authority may determine that such contractual arrangements are illegal or invalid. If the PRC government determines that we are not in compliance with applicable laws, it may levy fines on us, confiscate our income that they deem to have been obtained through illegal operations, revoke or refuse to renew any business and operating licenses required to conduct our operations in China, revoke the agreements constituting the contractual arrangements, require us to discontinue or restrict our operations, suspend the operation of our competition programs, require us to alter our ownership structure or operations, or impose additional conditions or restrictions on our business operations with which we may not be able to comply, or take other regulatory or enforcement actions against us that could be harmful to our business.

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WFOE’s contractual arrangements may not be as effective in providing control over ZTL and APFE as direct ownership, and any failure by ZTL, APFE and their shareholders to perform their obligations under contractual arrangements would have material and adverse effects on our business.

We have no ownership interest in ZTL or APFE. We conduct substantially all of our operations and generate substantially all of our revenues through contractual arrangements that our subsidiary, WFOE, entered into with ZTL and its shareholders, and with APFE and its shareholders. The contractual arrangements are designed to provide us with effective control over ZTL and APFE. See “Our Corporate History and Structure” for a description of these contractual arrangements.

However, these contractual arrangements may not be as effective in providing control as direct ownership. For example, if ZTL, APFE or their respective shareholders fail to perform their respective obligations under these contractual arrangements, or if they take other actions that are detrimental to our interests, we may incur substantial costs and re-direct resources in connection with our enforcing these arrangements. To enforce these arrangements, we may rely on legal remedies available under applicable PRC laws, including seeking specific performance or injunctive relief and claiming damages, but these remedies may not be effective. In particular, if shareholders of ZTL or APFE refuse to transfer their equity interests to us or our designated persons when we exercise the purchase option pursuant to these contractual arrangements, or if they were otherwise to act in bad faith toward us, then we may need to initiate legal actions to compel them to fulfill their contractual obligations. In addition, we may not be able to renew these contracts with our VIEs and/or their respective shareholders. If VIEs or their shareholders fail to perform the obligations secured by the pledges under the equity pledge agreements, one of the remedies for default is to require the pledgors to sell the equity interests of VIEs in an auction or sale of the shares and remit the proceeds to us, net of all related taxes and expenses. Such an auction or sale of the shares may not result in our receipt of the full value of the equity interests or the business of VIEs.

If we had direct ownership of either of these entities, we would be able to exercise our rights as a shareholder, rather than our rights under the powers of attorney, to effect changes in the board of directors, which in turn could effect changes, subject to any applicable fiduciary obligations, at the management level. However, as a legal matter, if ZTL or its shareholders, or APFE or its shareholders, fail to perform their obligations under the contractual arrangements, we may incur substantial costs to enforce such arrangements and rely on legal remedies under PRC law, which may not be sufficient or effective. For example, if we sought to enforce the exclusive option agreements for the transfer of equity interests in ZTL or APFE, the transfer would be subject to approvals by governmental authorities, such as the MIIT and MOFCOM, and the transfer price requirements of the relevant government authorities. The transferee would be required to comply with various requirements, including qualification and maximum foreign shareholding percentage requirements. In particular, ZTL is a collectively-owned (joint stock cooperative) enterprise and all of its equities are employee’s individual equities which, according to relevant regulations and its articles of association, shall not transfer to someone that is not an employee of ZTL. See “Regulation- regulations on collectively-owned (joint stock cooperative) enterprise” As these governmental authorities have wide discretion in granting such approvals, we could fail to obtain such approval. In addition, our contractual agreements might not be enforceable in China if Chinese governmental authorities or courts took the view that such contracts contravened PRC law or were otherwise not enforceable for public policy reasons. In addition, as ZTL and APFE are jointly owned by their shareholders, it may be difficult for us to change our corporate structure if such shareholders refuse to cooperate with us.

In addition, as all of these contractual arrangements are governed by PRC law and provide for the resolution of disputes through either arbitration or litigation in the PRC, they would be interpreted in accordance with PRC law and any disputes would be resolved in accordance with PRC legal procedures. Any arbitration and legal proceedings and disputes may cost us substantial financial and other resources and result in disruption of our business, and the outcome might not be in our favor. The relevant PRC arbitration panel may conclude that our contractual arrangements violate PRC law or are otherwise unenforceable and we could consequently lose our ability to consolidate APFE’s and ZTL’s results of operations, assets and liabilities in our consolidated financial statements and/or to transfer the revenues of ZTL and APFE to WFOE. The legal environment in the PRC is not as developed as in other jurisdictions, such as the United States. As a result, uncertainties in the PRC legal system could further limit our ability to enforce these contractual arrangements. Under PRC law, prevailing parties in an arbitration proceeding may only enforce the arbitration awards in Chinese courts through arbitration award recognition proceedings, which would cause us to incur additional expenses and delay. Furthermore, these contracts may not be enforceable in China if the PRC government authorities or a court of competent jurisdiction takes the view that such contracts contravene PRC laws and regulations or are otherwise not enforceable for public policy reasons. In the event we are unable to enforce these contractual arrangements, we may not be able to exert effective control over ZTL and APFE, and our ability to conduct our business may be materially and adversely affected. See “Risks Related to Doing Business in China—Uncertainties and changes in the PRC legal system could materially and adversely affect our business.”

12

The equity owners of our VIEs have potential conflicts of interest with us, which may adversely affect our business.

The registered majority shareholders of ZTL and APFE are Xiaoheng Ren, our Chief Executive Officer and a director, and Weifu Li, the Chairman of our board of directors. Thus, conflicts of interest between their duties to our company and their interests as the controlling shareholders of our VIEs may arise. They may not act entirely in our interest when conflicts of interest arise and conflicts of interest may not be resolved in our favor. In addition, Xiaoheng Ren and Weifu Li could violate their non-competition or employment agreements with us or their legal duties by diverting business opportunities from us. If we are unable to resolve any such conflicts, or if we suffer significant delays or other obstacles as a result of such conflicts, our business and operations could be severely disrupted, which could materially and adversely affect our results of operations and reputation.

The shareholders of ZTL and APFE may be involved in personal disputes with third parties or other incidents that may have an adverse effect on their respective equity interests in ZTL and APFE and the validity or enforceability of the contractual arrangements. For example, in the event that any shareholder of ZTL and APFE divorces his or her spouse, the spouse may claim that the equity interest of ZTL and APFE held by such shareholder is part of their marital or community property. If such claim is supported by the competent PRC court, the relevant equity interest may be obtained by the shareholder’s spouse or another third party who is not bound by our contractual arrangements. This or any other involuntary transfer could result in our losing effective control over ZTL and APFE. Similarly, if any of the equity interests of ZTL and APFE are inherited by a third party on whom the current contractual arrangements are not binding, we could lose our control over ZTL and APFE and even if we are able to regain such control, the acquisition and maintenance would be at unpredictable cost, which could cause significant disruption to our business, operations and harm our financial condition and results of operations.

Although under our current contractual arrangements, (i)the spouse of each of the married shareholders of ZTL and APFE have executed a spousal consent letter, under which such spouse has undertaken that he/she will not make any assertions in connection with the equity interests of ZTL and APFE, as the case may be, which are held by the registered shareholder, and if such spouse obtains any equity interests of ZTL and APFE, as the case may be, for any reasons, he/she shall be bound by the contractual arrangements and comply with the obligations thereunder as a shareholder thereof, and (ii) it is expressly provided in the agreements that the rights and obligations thereunder shall be equally effective and binding on the successors of the contracting parties, we cannot assure you that these undertakings and arrangements will be complied with or effectively enforced. If any of these undertakings or arrangements is breached or becomes unenforceable and leads to legal proceedings, it could disrupt our business, distract management and subject us to substantial uncertainty as to the outcome of any such legal proceedings.

We may lose the ability to use and enjoy the benefits of the assets held by our VIEs that are important to the operations of our business if such entity goes bankrupt or becomes subject to a dissolution or liquidation proceeding.

ZTL and APFE are our primary operating entities which hold assets and perform functions that are important to the operations of our business. If ZTL or APFE enters into bankruptcy and all or part of their respective assets become subject to liens or rights of third-party creditors, we may be unable to continue some or all of our business activities. This type of disruption could materially and adversely affect our business, financial condition and results of operations. If ZTL or APFE undergoes a voluntary or involuntary dissolution or liquidation proceeding, third-party creditors may claim rights to some or all of these assets, thereby hindering our ability to operate our business in China. Similarly, this type of disruption may materially and adversely affect our business, financial condition and results of operations.

The contractual arrangements may result in adverse tax consequences to us.

Under PRC laws and regulations, arrangements and transactions among related parties may be subject to audit or challenge by the PRC tax authorities. We could face material adverse tax consequences if the PRC tax authorities determine that the contractual arrangements were not made on an arm’s length basis and adjust our income and expenses for PRC tax purposes in the form of a transfer pricing adjustment. A transfer pricing adjustment could result in a reduction, for PRC tax purposes, of adjustments recorded by ZTL and APFE which could adversely affect us by (i) increasing ZTL’s and APFE’s tax liability without reducing WFOE’s tax liability, which could further result in interest being levied on us for underpaid taxes; or (ii) limiting the ability of WFOE, ZTL and APFE to maintain preferential tax treatments and other financial incentives.

All of our revenues are generated through ZTL and APFE, our VIEs, and we rely on payments made by ZTL and APFE to WFOE, pursuant to contractual arrangements to transfer revenues to WFOE. Any restriction on such payments and any increase in the amount of PRC taxes applicable to such payments may materially and adversely affect our business and our ability to pay dividends to our shareholders.

We conduct all of our operations through ZTL and APFE, our VIEs, which generate all of our revenues. Since ZTL and APFE are not directly owned by us they cannot make dividend payments to our subsidiaries. Instead, WFOE, separately entered into contractual arrangements with ZTL and APFE, which included an Exclusive Business Cooperation Agreement, pursuant to which the consolidated entities pay WFOE for certain services that WFOE provides to the companies. However, depending on the nature of services provided, certain of these payments are subject to PRC taxes at different rates, including business taxes and VATs, which effectively reduce the amount that WFOE would receive. We cannot assure you that the PRC government will not impose restrictions on such payments or change the tax rates applicable to such payments. Any such restrictions on such payment or increases in the applicable tax rates may materially and adversely affect our ability to receive payments from ZTL and APFE, or the amount of such payments, and may in turn materially and adversely affect our business, our net income and our ability to pay dividends to our shareholders.

13

Substantial uncertainties exist with respect to the enactment timetable, interpretation and implementation of draft PRC Foreign Investment Law and how it may impact the viability of our current corporate structure, corporate governance and business operations.

The Ministry of Commerce, or MOFCOM, published a discussion draft of the proposed Foreign Investment Law on January 19, 2015 aiming to, upon its enactment, replace the trio of existing laws regulating foreign investment in China, namely, the Sino-foreign Equity Joint Venture Enterprise Law, the Sino-foreign Cooperative Joint Venture Enterprise Law and the Wholly Foreign-invested Enterprise Law, together with their implementation rules and ancillary regulations. The draft Foreign Investment Law embodies an expected PRC regulatory trend to rationalize its foreign investment regulatory regime in line with prevailing international practice and the legislative efforts to unify the corporate legal requirements for both foreign and domestic investments. The draft Foreign Investment Law, if enacted as proposed, may materially impact the entire legal framework regulating the foreign investments in China and may also impact viability of our current corporate structure, corporate governance and business operations to some extent.

Among other things, the draft Foreign Investment Law expands the definition of foreign investment and introduces the principle of "actual control" in determining whether a company is considered a foreign-invested enterprise, or an FIE. As such, the jurisdiction of incorporation of an entity is not the ultimate determining factor as to whether or not it’s an FIE. The draft Foreign Investment Law specifically provides that entities established in China but “controlled” by foreign investors will be treated as FIEs, whereas an entity set up in a foreign jurisdiction would nonetheless be, upon market entry clearance by the MOFCOM or its local branches, treated as a PRC domestic investor provided that the entity is “controlled” by PRC entities and/or citizens. In this connection, “control” is broadly defined in the draft law to cover, among others, having the power to exert decisive influence, via contractual or trust arrangements, over the subject entity’s operations, financial matters or other key aspects of business operations. Once an entity is determined to be an FIE and its investment amount exceeds certain thresholds or its business operation falls within a “negative list”, to be separately issued by the State Counsel in the future, market entry clearance by the MOFCOM or its local braches would be required.

The “variable interest entity” structure, or VIE structure, has been adopted by many PRC-based companies, to obtain necessary licenses and permits in the industries that are currently subject to foreign investment restrictions in China. We set up the VIE structure to address the uncertainties for securing licenses and permits which may be required for our business operation. See “Risk Factors - Risks Related to Our Structure and Regulations - If the PRC government determines that the contractual arrangements for operating our business do not comply with PRC laws, rules and regulations, we could face severe penalties.”, “Regulations -Regulations on Publishing of Periodicals and Foreign Ownership Prohibition”, “Regulations -Regulations on Advertising Industry and Foreign Ownership Restrictions”, “Regulations -Regulations on Value-Added Telecommunication Services and Foreign Ownership Restrictions” and “Our Corporate History and Structure.” Under the draft Foreign Investment Law, variable interest entities that are controlled via contractual arrangement would also be deemed as FIEs, if they are ultimately “controlled” by foreign investors. Therefore, for any companies with a VIE structure in an industry category that is on the “negative list,” the VIE structure may be deemed legitimate only if the ultimate controlling person(s) is/are of PRC nationality (either PRC companies, PRC citizens or PRC state owned enterprises or agencies, or PRC citizens).Conversely, if the actual controlling person(s) is/are of foreign nationalities, then the variable interest entities will be treated as FIEs and any operation in the industry category on the “negative list” without market entry clearance may be considered as illegal.

As of the date of this prospectus, more than 50% of the total share capital of our company is actually controlled by PRC nationals. However, the draft Foreign Investment Law has not taken a position on what actions shall be taken with respect to the existing companies with a VIE structure, although a few possible options were proffered to solicit comments from the public. Under these options, a company with VIE structures and in the business on the ‘‘negative list’’ at the time of enactment of the new Foreign Investment Law has either the option or obligation to disclose its corporate structure to the authorities, while the authorities, after reviewing the ultimate control structure of the company, may either permit the company to continue its business by maintaining the VIE structure (when the company is deemed ultimately controlled by PRC citizens), or require the company to dispose of its businesses and/or VIE structure based on circumstantial considerations. Moreover, it is uncertain whether our business will be subject to the foreign investment restrictions or prohibitions set forth in the “negative list” to be issued. If the enacted version of the Foreign Investment Law and the final “negative list” mandate further actions, such as MOFCOM market entry clearance, to be completed by companies with existing VIE structure like us, we face uncertainties as to whether such clearance can be timely obtained, or at all.

The draft Foreign Investment Law, if enacted as proposed, may also materially impact our corporate governance practice and increase our compliance costs. For instance, the draft Foreign Investment Law imposes stringent ad hoc and periodic information reporting requirements on foreign investors and the applicable FIEs. Aside from investment implementation report and investment amendment report that are required at each investment and alteration of investment specifics, an annual report is mandatory, and large foreign investors meeting certain criteria are required to report on a quarterly basis. Any company found to be non-compliant with these information reporting obligations may potentially be subject to fines and/or administrative or criminal liabilities, and the persons directly responsible may be subject to criminal liabilities.

14

Risks Related to Doing Business in China

ZTL and its subsidiaries are required to obtain various operating licenses and permits and to make registrations and filings for our current business in China; failure to comply with these requirements may materially adversely affect our business operations.

We are required to obtain and maintain various licenses and permits and fulfill registration and filing requirements in order to conduct and operate our current business. For instance, to operate the periodicals publishing business, China Information and Innovation Times, two subsidiaries of ZTL, are each required to and have obtained a License for Periodical Publications; to operate the distribution of publications business, ZTL and/or its relevant subsidiaries are required to and have obtained an Operation License for Publications; to concurrently operate an advertising business through self-owned periodicals, China Information and Innovation Times is required to and have obtained Operation License for Advertising. However, the Operation License for Advertising of China Information expired on December 31, 2013. China Information has applied to the Beijing AIC to renew the license, but has not yet obtained the newly issued Operating License for Advertising.

As the operator of the NOC website, China Information may be required to obtain a Value-Added Telecommunication License, or VATS License, from the relevant communication administrative department before engaging in any commercial Internet information services operations within the PRC or go through filing formalities with the relevant communication administrative department before engaging in any non-commercial Internet information services operations within the PRC in accordance with Telecommunication Regulations of the PRC and Administrative Measures on Internet Information Services. See “Regulations”. We believe the NOC website is a non-commercial website which is mainly for the purpose of NOC activities publicity and also is a channel for students to sign up and submit works. China Information has not obtained a VATS License for its operation of the NOC website (http://www.noc.net.cn/), but it has duly filed the NOC website with the relevant communication administrative department. However, we cannot assure you that the relevant communication administrative department will have the same judgment regarding the nature of our NOC website.

Pursuant to the Interim Provisions on the Administration of Internet Culture, as the operator of the NOC website, China Information may be required to obtain Network Cultural Business License, or an NCB License, from relevant culture administrative department, if China Information is deemed as a commercial internet cultural entity, or go through filing procedure with the relevant culture administrative department if China Information is deemed as a non-commercial internet cultural entity. See “Regulations”. China Information has not obtained an NCB License as we believe the NOC website is a non-commercial website which is mainly for the purpose of publicizing NOC activities and also a channel for students to sign up and submit works. However, we cannot assure you that the relevant culture administrative department will have the same judgment regarding the nature of our NOC website. In addition, China Information did not go through the filing procedures with the relevant culture administrative department.

Pursuant to the Tentative Measures for Internet Publication Administration, China Information may be required to obtain an Internet Publishing License. See “Regulations”. For the purpose of publicity, we have displayed the electronic version of our periodical “China Information Technology Education,” which were published in 2012 and 2013, on its official website for free review. We believe such display of electronic version will not constitute internet publishing therefore China Information has not obtained Internet Publishing License. To distribute our periodicals online, we have entered into agreements with several agencies who have obtained Internet Publishing License. However, we cannot assure you that the State Administration of Press, Publication, Radio, Film and Television, or SAPPRFT, or its relevant branch will have the same conclusion regarding the nature of abovementioned behavior.

We have not been subject to any material fines or other penalties in relation to any non-compliance with licensing requirements in the past, we cannot assure you that the relevant authorities will reach the same conclusion in the future. If we are determined not to be in compliance with the applicable licensing requirement or if we fail to cure any non-compliance in a timely manner, we may be subject to fines, confiscation of the gains derived from our noncompliant operations or the suspension of our noncompliant operations, which may materially and adversely affect our business and results of operations.

Adverse changes in political and economic policies of the PRC government could have a material and adverse effect on the overall economic growth of China, which could materially and adversely affect our business.

All of our business operations are conducted in China and all of our revenues are generated in China. Accordingly, our business, financial condition, results of operations and prospects are affected significantly by economic, political and legal developments in China. The Chinese economy differs from the economies of most developed countries in many respects, including the amount of government involvement, the level of development, the growth rate, the control of foreign exchange, and the allocation of resources.

While the Chinese economy has grown significantly in the past 30 years, the growth has been uneven geographically among various sectors of the economy, and during different periods. We cannot assure you that China’s economy will continue to grow, or that if there is growth, such growth will be steady and uniform, or that if there is a slowdown, such slowdown will not have a negative effect on our business. The PRC government also exercises significant control over China’s economic growth by allocating resources, controlling the payment of foreign currency-denominated obligations, setting monetary policy and providing preferential treatment to particular industries or companies. Between late 2003 and 2008, the PRC government implemented a number of measures, such as increasing the PBOC’s statutory deposit reserve ratio and imposing commercial bank lending guidelines, which slowed the growth of credit. In 2008 and 2009, however, in response to the global financial crisis, the PRC government loosened such requirements. Any actions and policies adopted by the PRC government or any prolonged slowdown in China’s economy could have a negative impact on our business, operating results and financial condition in a number of ways.

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Uncertainties with respect to the Chinese legal system could have a material adverse effect on us.

We conduct substantially all of our operations through WFOE, ZTL and APFE, companies established in the PRC. WFOE is generally subject to laws and regulations applicable to foreign investment in China and, in particular, laws applicable to wholly foreign-owned enterprises. The PRC legal system is based on written statutes. Prior court decisions may be cited for reference but have limited precedential value. Since 1979, PRC legislation and regulations have significantly enhanced the protections afforded to various forms of foreign investments in China. However, since these laws and regulations are relatively new and the PRC legal system continues to rapidly evolve, the interpretations of many laws, regulations and rules are not always uniform and enforcement of these laws, regulations and rules involves uncertainties. We cannot predict the effect of future developments in the PRC legal system, including the promulgation of new laws, changes to existing laws or the interpretation or enforcement thereof, the preemption of local regulations by national laws, or the overturn of local government’s decisions by the higher level government. These uncertainties may limit legal protections available to us.

In addition, the PRC legal system is based in part on government policies and internal rules (some of which are not published on a timely basis or at all) that may have a retroactive effect. As a result, we may not be aware of our violations of these policies and rules until the violations have occurred. Furthermore, the PRC administrative and court authorities have significant discretions in interpreting and implementing or enforcing statutory rules and contractual terms, and it may be more difficult to predict the outcome of administrative and court proceedings, and the level of legal protection we may enjoy in the PRC may be less than the legal protection we may enjoy in other more developed legal systems. These uncertainties may affect our judgment on the relevance of legal requirements and our decisions on the measures and actions to be taken to fully comply therewith, and may affect our ability to enforce our contractual or tort rights. Such uncertainties may result in substantial operating expenses and costs, and any litigation in China may result in diversion of resources and management’s attention, and therefore materially and adversely affect our business and results of operations We cannot predict future developments in the PRC legal system. We may be required to procure additional permits, authorizations and approvals for our operations, which we may not be able to obtain. Our inability to obtain such permits or authorizations may materially and adversely affect our business, financial condition and results of operations.

The PRC government extensively regulates the internet industry, including the foreign ownership of, and the licensing and permit requirements pertaining to, companies in the internet industry. In line with our development strategy, APFE is developing its internet-based business such as online education, which will be subject to extensive regulations as well. These Internet-related laws and regulations are relatively new and evolving, and their interpretation and enforcement involve significant uncertainty. With regard to the internet industry in China, various regulatory authorities of the PRC central government, such as the State Council, the MIIT, SAIC, MOC, the SAPPRFT, and the Ministry of Public Security, are empowered to promulgate and implement regulations governing various aspects of the Internet. There exist inconsistencies and ambiguities in the regulations promulgated by different government authorities. We are required to obtain applicable permits or approvals from different regulatory authorities in order to provide an internet-based business. As a result, it may be difficult to determine what actions or omissions may be deemed to be in violation of applicable laws and regulations. If new laws, regulations or policies are promulgated for internet based businesses, additional licenses may be required for APFE’s operations. If we do not comply with these new regulations after they become effective, or if we fail to obtain any licenses required under these new laws and regulations, we could be subject to penalties and our business operations could be disrupted. In addition, there are uncertainties relating to the regulation of internet-based businesses in China, including evolving licensing requirements. This means that permits, licenses or operations of some of our companies may be subject to challenge, or we may fail to obtain or renew permits or licenses that applicable regulators may deem necessary for our operations. If we fail to maintain or obtain the required permits or licenses, we may be subject to various penalties, including fines and discontinuation of, or restriction on, our operations. Any penalty may disrupt our business operations and may have a material adverse effect on our results of operations. Further, the interpretation and application of existing or future PRC laws, regulations and policies relating to the internet industry have created substantial uncertainties regarding the legality of existing and future foreign investments in, and the businesses and activities of, internet businesses in China, including our business. We cannot assure you that we will be able to maintain our existing licenses or obtain any new licenses required under any existing or new laws or regulations. There are also risks that we may be found to be in violation of existing or future laws and regulations given the uncertainty and complexity of China’s regulation of Internet businesses. If current or future laws, rules or regulations regarding Internet-related activities are interpreted in such a way as to render our ownership structure and/or business operations illegal or non-compliant, our business could be severely impaired and we could be subject to severe penalties.

Contract drafting, interpretation and enforcement in China involves significant uncertainty.

We have entered into numerous contracts governed by PRC law in the ordinary course of our business, many of which are material to our business. As compared with contracts in the United States, contracts governed by PRC law tend to contain less detail and are not as comprehensive in defining contracting parties’ rights and obligations. As a result, contracts in China are more vulnerable to disputes and legal challenges. In addition, contract interpretation and enforcement in China is not as developed as in the United States, and the result of any contract dispute is subject to significant uncertainties. Therefore, we cannot assure you that we will not be subject to disputes under our material contracts, and if such disputes arise, we cannot assure you that we will prevail. As almost all of our contracts in the ordinary course of business are governed by PRC law, any dispute involving such contracts, even those without merit, may materially and adversely affect our reputation and our business operations, and may cause the price of our shares to decline.

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To fund any cash requirements we may have, we may need to rely on dividends, loans or advances made by our PRC subsidiary, WFOE, which are subject to limitations and possible taxation under applicable PRC laws and regulations.

We may rely on dividends and other distributions on equity, or loans and advances made by our Chinese subsidiary, the WFOE, to fund any cash requirements we may have, including the funds necessary to pay dividends and other cash distributions, if any, to our shareholders, and to service any debt we may incur. The distribution of dividends and the making of loans and advances by entities organized in China are subject to limitations. Regulations in the PRC currently permit payment of dividends only out of accumulated profits as determined in accordance with accounting standards and regulations in China. WFOE is also required to set aside at least 10% of its after-tax profit based on PRC accounting standards each year to its general reserves until the cumulative amount of such reserves reaches 50% of its registered capital. These reserves are not distributable as cash dividends, loans or advances. WFOE may also allocate a portion of its after-tax profits, as determined by its board of directors, to its staff welfare and bonus funds, which may not be distributed to us. In addition, if WFOE incurs debt on its own behalf in the future, the instruments governing the debt may restrict its ability to pay dividends or make other distributions to us.

Furthermore, under regulations of the State Administration of Foreign Exchange, or the SAFE, RMB is not convertible into foreign currencies for capital account items, such as loans, repatriation of investments and investments outside of China, unless the prior approval of the SAFE is obtained and prior registration with the SAFE is made. See “Risk Factors - Governmental control of currency conversion may limit our ability to utilize our revenues effectively and affect the value of your investment”

In addition, there are uncertainties under the EIT Law with regard to the PRC withholding tax on dividends paid by WFOE to Future Education Hong Kong. See “Risk Factors—The EIT Law will affect tax exemptions on dividends to be paid by our PRC subsidiary to us through our Hong Kong subsidiary and we may not be able to obtain certain treaty benefits under the relevant tax treaty.” Should such dividends be subject to PRC withholding tax, the amount of cash available to us for our cash needs, including for the payment of dividends to our shareholders, would be materially and adversely affected.

We may be required to obtain prior approval of the China Securities Regulatory Commission, or CSRC, of the listing and trading the common stock on the NASDAQ Capital Market.

Pursuant to the Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the M&A Rules, which became effective in September 2006, and were amended in June 2009, an offshore special purpose vehicle, or SPV, formed for purposes of seeking overseas listing of the interest in PRC companies via acquisition and controlled directly or indirectly by PRC companies or individuals shall obtain CSRC approval prior to listing and trading of the SPV’s securities on an overseas stock exchange. On September 21, 2006, the CSRC published procedures for special purpose vehicles to obtain approval of overseas listings. The procedures include filing documents with the CSRC and take several months to complete. However, the application of M&A Rules remains unclear.

While the application of the M&A Rules remains unclear, we believe, based on the advice of our PRC legal counsel that CSRC’s approval is not required given the fact that (i)  WFOE was incorporated as a wholly foreign-owned enterprise by means of direct investment, rather than by acquisition of the equity interests or assets of a PRC domestic company owned by PRC companies or individuals as defined in the M&A Rules, and (ii) no provision in the M&A Rules explicitly classifies the contractual arrangements among WFOE, ZTL and its shareholders, and APFE and its shareholders, as a type of transaction subject to the M&A Rules. However, our PRC legal counsel further advised us that since there has been no official interpretation or clarification of the M&A Rules, there remains some uncertainty as to how the M&A Rules will be interpreted or implemented in the context of an overseas offering and the opinions summarized above are subject to any new laws and regulations or further implementations and interpretations of government authorities in any form relating to the M&A Rules. However, we cannot assure you that PRC government authorities, including the CSRC, will reach the same conclusion as our PRC legal counsel. If the CSRC or other PRC government authorities determine that prior CSRC approval is required, any future registered offering will be delayed until we obtain the approval from the CSRC, which may take several months or longer. If a prior approval from the CSRC is required but not obtained, we may face regulatory actions or other sanctions from the CSRC or other PRC regulatory authorities.

These regulatory authorities may impose fines and penalties on our operations in the PRC, limit our operating privileges in the PRC, delay or restrict the repatriation of the proceeds from future offerings into the PRC, or take other actions that could materially and adversely affect our business or the trading price of the common stock. The CSRC or other PRC regulatory authorities may also require us, or make it advisable for us, to halt an offering before settlement and delivery of the common stock offered. Consequently, if you engage in market trading or other activities in anticipation of and prior to settlement and delivery, you do so at the risk that settlement and delivery may not occur.

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Fluctuation in the value of RMB may have a material adverse effect on your investment.

The change in value of RMB against the U.S. dollar, Euro and other currencies is affected by, among other things, changes in China’s political and economic conditions. On July 21, 2005, the PRC government changed its decade-old policy of pegging the value of RMB to the U.S. dollar, and the RMB appreciated more than 20% against the U.S. dollar over the following three years. Between July 2008 and June 2010, this appreciation halted and the exchange rate between the RMB and the U.S. dollar remained within a narrow band. The PRC government has allowed the RMB to appreciate slowly against the U.S. dollar again, and it has appreciated more than 10% since June 2010, although this trend reversed slightly in early 2014 when the RMB depreciated against the US dollar. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the RMB and the U.S. dollar in the future. In addition, there remains significant international pressure on the PRC government to adopt a substantial liberalization of its currency policy, which could result in further fluctuation in the value of the RMB against the U.S. dollar.

Significant revaluation of the RMB may have a material and adverse effect on your investment. For example, to the extent that we need to convert U.S. dollars we receive from this initial public offering into RMB for our operations, appreciation of the RMB against the U.S. dollar would have an adverse effect on the RMB amount we would receive from the conversion. Conversely, if we decide to convert our RMB into U.S. dollars for the purpose of paying dividends on our common stock or for other business purposes, appreciation of the U.S. dollar against the RMB would have a negative effect on the U.S. dollar amount available to us. In addition, appreciation or depreciation in the value of the RMB relative to U.S. dollars would affect our financial results reported in U.S. dollar terms regardless of any underlying change in our business or results of operations.

Very limited hedging options are available in China to reduce our exposure to exchange rate fluctuations. To date, we have not entered into any hedging transactions in an effort to reduce our exposure to foreign currency exchange risk. While we may decide to enter into hedging transactions in the future, the availability and effectiveness of these hedges may be limited and we may not be able to adequately hedge our exposure or at all. In addition, our currency exchange losses may be magnified by PRC exchange control regulations that restrict our ability to convert RMB into foreign currency.

Governmental control of currency conversion may limit our ability to utilize our revenues effectively and affect the value of your investment.

The PRC government imposes controls on the convertibility of RMB into foreign currencies and, in certain cases, the remittance of currency out of China. We receive substantially all of our revenues in RMB. Under our current corporate structure, our Nevada holding company primarily relies on dividend payments from our wholly owned PRC subsidiary in China, WFOE, to fund any cash and financing requirements we may have. See “Our Corporate History and Structure.”

Under existing PRC foreign exchange regulations, payments of current account items, including profit distributions, interest payments and trade and service-related foreign exchange transactions, can be made in foreign currencies without prior SAFE approval by complying with certain procedural requirements. Therefore, WFOE may pay dividends in foreign currency to us without pre-approval from SAFE. However, approval from or registration with government authorities is required where RMB is to be converted into foreign currency and remitted out of China to pay capital expenses such as the repayment of loans denominated in foreign currencies. With the prior approval from SAFE, cash generated from the operations of our PRC subsidiary may be used to pay off debt owed to entities outside China in a currency other than RMB. The PRC government may at its discretion restrict access to foreign currencies for current account transactions in the future. If the foreign exchange control system prevents us from obtaining sufficient foreign currencies to satisfy our foreign currency demands, we may not be able to pay dividends in foreign currencies to our shareholders, including holders of the common stock.

A failure by the beneficial owners of our shares who are PRC residents to comply with certain PRC foreign exchange regulations could restrict our ability to distribute profits, restrict our overseas and cross-border investment activities and subject us to liability under PRC law.

SAFE has promulgated regulations, including the Notice on Relevant Issues Relating to Domestic Residents’ Investment and Financing and Round-Trip Investment through Special Purpose Vehicles, or SAFE Circular No. 37, effective on July 4, 2014, and its appendixes, that require PRC residents, including PRC institutions and individuals, to register with local branches of SAFE in connection with their direct establishment or indirect control of an offshore entity, for the purpose of overseas investment and financing, with such PRC residents’ legally owned assets or equity interests in domestic enterprises or offshore assets or interests, referred to in SAFE Circular No. 37 as a “special purpose vehicle.” SAFE Circular No. 37 further requires amendment to the registration in the event of any significant changes with respect to the special purpose vehicle, such as increase or decrease of capital contributed by PRC individuals, share transfer or exchange, merger, division or other material events. In the event that a PRC shareholder holding interests in a special purpose vehicle fails to fulfill the required SAFE registration, the PRC subsidiaries of that special purpose vehicle may be prohibited from making profit distributions to the offshore parent and from carrying out subsequent cross-border foreign exchange activities, and the special purpose vehicle may be restricted in its ability to contribute additional capital into its PRC subsidiary. Further, failure to comply with the various SAFE registration requirements described above could result in liability under PRC law for foreign exchange evasion.

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These regulations apply to our direct and indirect shareholders who are PRC residents and may apply to any offshore acquisitions or share transfers that we make in the future if our shares are issued to PRC residents. We have requested PRC residents who we know currently hold direct or indirect interests in our company to make the necessary applications, filings and amendments as required under SAFE Circular No. 37 and other related rules. To the best of our knowledge, all of our shareholders who are PRC residents and who hold interests in us have filed with local SAFE branches for SAFE registration and/or amendment in connection with their overseas investment and shareholding in our company according to SAFE Circular No. 37. However, in practice, different local SAFE branches may have different views and procedures on the application and implementation of SAFE regulations, and since SAFE Circular No. 37 was recently issued, there remains uncertainty with respect to its implementation. Therefore, we cannot assure you that these individuals or any other direct or indirect shareholders or beneficial owners of our company who are PRC residents will be able to successfully update the registration of their direct and indirect equity interest as required. If they fail to update the registration in the future, our PRC subsidiary could be subject to fines and legal penalties, and SAFE could restrict our cross-border investment activities and our foreign exchange activities, including restricting our PRC subsidiary’s ability to distribute dividends to, or obtain loans denominated in foreign currencies from, our company, or prevent us from paying dividends. As a result, our business operations and our ability to make distributions to you could be materially and adversely affected.

PRC regulation of loans to and direct investments in PRC entities by offshore holding companies may delay or prevent us from using the proceeds of any offering to make loans or capital contributions to our PRC Subsidiary, WFOE, which could materially and adversely affect our liquidity and ability to fund and expand our business.

We may transfer funds to our PRC subsidiary or finance our PRC subsidiary by means of shareholder’s loans or capital contributions upon completion of an offering. Any loans to our PRC subsidiary, which is a foreign-invested enterprise, cannot exceed statutory limits based on the amount of our investments in such subsidiary, and must be registered with the SAFE, or its local counterparts. Furthermore, any capital contributions we make to our PRC subsidiary must be approved by MOFCOM or its local counterparts. We may not be able to obtain these government registrations or approvals on a timely basis, if at all. If we fail to receive such registrations or approvals, our ability to provide loans or capital contributions to our PRC subsidiary may be negatively affected, which could adversely affect our liquidity and our ability to fund and expand our business.

In addition, SAFE promulgated the Circular on the Relevant Operating Issues concerning Administration Improvement of Payment and Settlement of Foreign Currency Capital of Foreign-invested Enterprises, or SAFE Circular No. 142, on August 29, 2008, The SAFE Circular No. 142 requires that the registered capital of a foreign-invested company settled in RMB converted from foreign currencies may only be used for purposes within the business scope approved by the applicable governmental authority and may not be used for equity investments within the PRC, unless otherwise provided by PRC laws. In addition, SAFE strengthened its oversight of the flow and use of the registered capital of a foreign-invested company settled in RMB converted from foreign currencies. The use of such RMB capital may not be changed without SAFE’s approval, and may not in any case be used to repay RMB loans if the proceeds of such loans have not been used. Furthermore, SAFE promulgated a circular on November 9, 2010, or SAFE Circular No. 59, which requires the authenticity of settlement of net proceeds from offshore offerings to be closely examined and the net proceeds to be settled in the manner described in the prospectus for the offering. SAFE further promulgated the Circular on Further Clarification and Regulation of the Issues Concerning the Administration of Certain Capital Account Foreign Exchange Businesses, or SAFE Circular No. 45, on November 16, 2011, which expressly prohibits foreign-invested enterprises from using the registered capital settled in RMB converted from foreign currencies to grant loans through entrustment arrangements with a bank, repay inter-company loans or repay bank loans that have been transferred to a third party. SAFE Circular No. 142, SAFE Circular No. 59 and SAFE Circular No. 45 may significantly limit our ability to transfer the net proceeds from an offering to our PRC subsidiary and convert the net proceeds into RMB to invest in or acquire any other PRC companies, which may adversely affect our liquidity and our ability to fund and expand our business in the PRC.

Failure to comply with the registration requirements for employee share option plans may subject our PRC equity incentive plan participants or us to fines and other legal or administrative sanctions.

On February 15, 2012, SAFE promulgated the Circular of the SAFE on Relevant Issues Concerning the Foreign Exchange Administration for Domestic Individuals’ Participating in the Share Incentive Schemes of Overseas-Listed Companies, or SAFE Circular No. 7, to replace the previous Operating Procedures for Administration of Domestic Individuals Participating in the Employee Stock Ownership Plan or Stock Option Plan of Offshore Listed Companies issued by SAFE in March 2007. SAFE Circular No. 7 regulates foreign exchange matters associated with employee stock option incentives or similar incentives permitted under applicable laws and regulations granted to PRC residents by companies whose shares are listed on offshore stock exchanges.

In accordance with SAFE Circular No. 7, all PRC residents who participate in share incentive plans of an overseas publicly-listed company are required, through the PRC subsidiary of the overseas publicly-listed company, to jointly entrust a PRC agent to handle foreign exchange registration with SAFE or its local office and complete procedures relating to the share incentive schemes such as opening accounts and capital transfers. PRC residents include PRC nationals or foreign citizens having been consecutively residing in PRC for not less than one year, acting as directors, supervisors, senior management personnel or other employees of PRC companies affiliated with such offshore listed company. A PRC agent can be one of the PRC subsidiaries of the offshore listed company participating in the share incentive scheme or another PRC institution qualified for asset trusteeship s as designated by the PRC subsidiary and in accordance with PRC laws. The foreign exchange proceeds received by the PRC residents from sale of shares under share incentive plans granted by offshore listed companies must be remitted to bank accounts in China opened by the PRC agents. Further, a Notice Concerning Individual Income Tax on Earnings from Employee Stock Options, jointly issued by the Ministry of Finance and the State Administration of Taxation, or the SAT, provides that domestic companies that implement employee share option programs must file the employee share option plans and other relevant documents with local tax authorities having jurisdiction over the companies before implementing such plans, and must file share option exercise notices and other relevant documents with local tax authorities before their employees exercise any share options.

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Following the completion of this offering, we intend to award shares or share options under our incentive plan to management and employees that will be subject to these regulations. If we or any of our PRC grantees fail to comply with these regulations, we or our PRC grantees may be subject to fines and other legal or administrative sanctions.

We may be classified as a “resident enterprise” for PRC enterprise income tax purposes, which could result in unfavorable tax consequences to us and our non-PRC shareholders.

Under the PRC Enterprise Income Tax Law, or the EIT Law, and its implementation rules, both effective from January 1, 2008, an enterprise established outside of the PRC with “de facto management bodies” within the PRC is considered a PRC resident enterprise and is subject to a 25% enterprise income tax on its global income. The implementation rules further define the term “de facto management bodies” as establishments that carry out substantial and overall management and control over the manufacturing and business operations, personnel, accounting and properties of an enterprise. In April 2009, the SAT issued the Notice Regarding the Determination of Chinese-Controlled Offshore Incorporated Enterprises as PRC Tax Resident Enterprises on the Basis of De Facto Management Bodies, or Circular No. 82, which sets out certain specific criteria for determining whether the “de facto management body” of a Chinese-controlled offshore incorporated enterprise is located in China. In July 2011 and January 2014, the SAT issued additional rules respectively to provide more guidance and adjustment on the implementation of Circular No. 82.

Although Circular No. 82 only applies to offshore enterprises controlled by PRC enterprises or PRC enterprise groups, not those controlled by PRC individuals or foreign individuals, the determining criteria set forth in Circular No. 82 may reflect the SAT’s general position on how the “de facto management body” test should be applied in determining the tax resident status of offshore enterprises, regardless of whether they are controlled by PRC enterprises, PRC enterprise groups or by PRC or foreign individuals. As a result, we cannot assure you that the SAT will not implement Circular No. 82 or amend the rules in the future to the effect that such rules will apply to us or our overseas subsidiary. Therefore, although we currently take the position that we and our overseas subsidiary are not PRC resident enterprises, there is no assurance that we or our overseas subsidiary will not be so treated. The SAT issued the Administrative Measures on Enterprise Income Tax of Foreign-Incorporated Chinese-Controlled Resident Enterprises (Trial) on July 27, 2011, which took effect from September 1, 2011. According to these measures, in the event that the PRC authorities subsequently determine that we should be treated as a resident enterprise and decide to issue the Resident Enterprise Recognition Letter for Foreign-Incorporated Chinese-Controlled Enterprises to us, we may be required to handle all tax matters according to the rules governing PRC resident enterprises for the enterprise income tax purpose from the year when such letter is issued to us. If the competent PRC tax authorities determine that our legal entities organized outside of the PRC constitute PRC resident enterprises, we may be considered a PRC resident enterprise and may therefore be subject to enterprise income tax at a rate of 25% on our global income. If we are considered a PRC resident enterprise and earn income other than dividends from our PRC subsidiary, a 25% enterprise income tax on our global income could significantly increase our tax burden and materially and adversely affect our cash flow and profitability. Dividends paid to us from our PRC subsidiary would qualify as “tax-exempted income.”

If we are treated as a PRC tax resident enterprise, dividends paid by us to our investors and gains on the sale of our shares may be subject to PRC withholding tax. Under the EIT Law and related implementation regulations, PRC EIT withholding tax at the rate of 10% is applicable to dividends from PRC source paid to investors that are “non-resident enterprises,” that do not have an establishment or place of business in the PRC, or that have an establishment or place of business in the PRC but the relevant income is not effectively connected with the establishment or place of business. In addition, any gain realized on the transfer of common stock by such investors is subject to 10% PRC income tax if such gain is regarded as income derived from sources within the PRC unless an applicable treaty provides otherwise. Individual non-PRC investors may be subject to such PRC taxes on dividends and gains of a rate of 20% unless an applicable treaty provides otherwise. If we are considered a PRC “resident enterprise,” it is unclear whether dividends we pay with respect to our common stock, or the gain you may realize from the transfer of our common stock, would be treated as income derived from sources within the PRC and be subject to such PRC tax. If we are required under the EIT Law to withhold PRC income tax on dividends payable to our non-PRC investors, or if you are required to pay PRC income tax on the transfer of common stock, the value of your investment in our common stock may be materially and adversely affected.

The EIT Law will affect tax exemptions on dividends to be paid by our PRC subsidiary to us through our Hong Kong subsidiary and we may not be able to obtain certain treaty benefits under the relevant tax treaty.

We are a holding company incorporated under the laws of Nevada. We conduct substantially all of our business through our VIEs and we derive all of our income from them. Under the EIT Law and its implementation rules, dividends generated after January 1, 2008 payable by a foreign-invested enterprise in the PRC to its shareholders that are “non-resident enterprises” are subject to a 10% withholding tax, unless such shareholders’ jurisdiction of incorporation has a tax treaty with the PRC that provides for a preferential arrangement.

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Pursuant to the Notice of the SAT on Issuing the Table of Tax Rates on Dividends in Treatises, or Notice 112, which was issued on January 29, 2008, the Arrangement between the PRC and the Hong Kong Special Administrative Region on the Avoidance of Double Taxation and Prevention of Fiscal Evasion, or the Double Taxation Arrangement (Hong Kong), which became effective on December 8, 2006, such withholding tax may be lowered to 5% if the PRC enterprise is at least 25% directly held by a Hong Kong enterprise. However, the Administrative Measures for Non-Resident Enterprises to Enjoy Treatments under Tax Treaties (For Trial Implementation), which became effective in October 2009, require that non-resident enterprises must obtain approval from or complete filing with the relevant tax authority in order to enjoy the reduced withholding tax rate. In October 2009, the SAT further issued the Notice on How to Understand and Determine the “Beneficial Owners” in Tax Treaties, or Circular No. 601. According to Circular No. 601, non-resident enterprises that cannot provide valid supporting documents as “beneficial owners,” who are generally individuals, companies or other organizations which are normally engaged in substantive operations, may not be approved to enjoy tax treaty benefits. These rules also set forth certain criteria for determining whether, for treaty purposes, a person is a “beneficial owner.” Specifically, they expressly exclude a “conduit company” from qualifying as a “beneficial owner” if it is established for the purposes of avoiding or reducing tax obligations or transferring or accumulating profits and not engaged in substantive operations such as manufacturing, sales or management. As a result, dividends from our PRC subsidiary paid to us through our Hong Kong subsidiary may be subject to a reduced withholding tax at a rate of 5% only if our Hong Kong subsidiary is determined to be a Hong Kong tax resident and is considered to be a “beneficial owner” that is generally engaged in substantive business activities and entitled to treaty benefits under the Double Taxation Arrangement (Hong Kong). Otherwise, we may not be able to enjoy the preferential withholding tax rate of 5% under the tax arrangement and may therefore be subject to withholding tax at a rate of 10% with respect to dividends to be paid by our PRC subsidiary to us through our Hong Kong subsidiary.

Enhanced scrutiny over acquisition transactions by the PRC tax authorities may have a negative impact on potential acquisitions we may pursue in the future.

The PRC tax authorities have enhanced their scrutiny over the direct or indirect transfer of equity interests in a PRC resident enterprise by a non-resident enterprise by promulgating and implementing SAT Circular 59 and Circular 698, which became retroactively effective on January 1, 2008.

Under Circular 698, except for the purchase and sale of equity through a public securities market, where a non-resident enterprise transfers the equity interests of a PRC “resident enterprise” indirectly by disposition of the equity interests of an overseas holding company, or an Indirect Transfer, the non-resident enterprise, being the transferor, may be subject to PRC enterprise income tax, if the Indirect Transfer is considered as an abusive use of company structure without reasonable commercial purpose. As a result, gains derived from such Indirect Transfer may be subject to PRC tax at a rate of up to 10%. Circular 698 also provides that, where a non-PRC resident enterprise transfers its equity interests in a PRC resident enterprise to its related parties at a price lower than the fair market value, the relevant tax authority has the power to make a reasonable adjustment to the taxable income of the transaction.

On February 3, 2015, the SAT issued a Public Notice [2015] No.7, or Public Notice 7, to supersede the existing tax rules in relation to the Indirect Transfer, while the other provisions of Circular 698 remain in force. Public Notice 7 introduces a new tax regime that is significantly different from that under Circular 698. Public Notice 7 extends its tax jurisdiction to capture not only Indirect Transfer as set forth under Circular 698 but also transactions involving transfer of immovable property in China and assets held under the establishment and place in China of a foreign company through the offshore transfer of a foreign intermediate holding company. Public Notice 7 also addresses the term “transfer of the equity interest in a foreign intermediate holding company” widely. In addition, Public Notice 7 provides clearer criteria than Circular 698 on how to assess reasonable commercial purposes and introduces safe harbour scenarios applicable to internal group restructurings on. However, it also brings challenges to both the foreign transferor and transferee of the Indirect Transfer as they have to make self-assessment on whether the transaction should be subject to PRC tax and to file or withhold the PRC tax accordingly.

There is little guidance and practical experience as to the application of Circular 698 and Public Notice 7. Where non-resident investors were involved in our private equity financing, if such transactions were determined by the tax authorities to lack reasonable commercial purpose, we and our non-resident investors may become at risk of being taxed under Circular 698 and Public Notice 7 and may be required to expend valuable resources to comply with Circular 698 and Public Notice 7 or to establish that we should not be taxed under Circular 698 and Public Notice 7, which may have a material adverse effect on our financial condition and results of operations or the non-resident investors’ investments in us.

The PRC tax authorities have the discretion under SAT Circular 59, Circular 698 and Public Notice 7 to make adjustments to the taxable capital gains based on the difference between the fair value of the equity interests transferred and the cost of investment. We may pursue acquisitions in the future that may involve complex corporate structures. If we are considered a non-resident enterprise under the PRC Enterprise Income Tax Law and if the PRC tax authorities make adjustments to the taxable income of the transactions under SAT Circular 59 or Circular 698 and Public Notice 7, our income tax costs associated with such potential acquisitions will be increased, which may have an adverse effect on our financial condition and results of operations.

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The enforcement of labor contract law and increase in labor costs in the PRC may adversely affect our business and our profitability.

China adopted a labor contract law and its implementation rules effective on January 1, 2008 and September 18, 2008, respectively. The labor contract law and its implementation rules impose more stringent requirements on employers with regard to, among others, minimum wages, severance payments upon permitted terminations of the employment by an employer and non-fixed term employment contracts, time limits for probation period as well as the duration and the times that an employee can be placed on a fixed term employment contract. Due to the limited period of effectiveness of the labor contract law and its implementation rules, and the lack of clarity with respect to their implementation, potential penalties and fines, it is uncertain how they will impact our current employment policies and practices. Our employment policies and practices may violate the labor contract law or its implementation rules and we may be subject to related penalties, fines or legal fees. Compliance with the labor contract law and its implementation rules may increase our operating expenses, in particular our personnel expenses, as the continued success of our business depends significantly on our ability to attract and retain qualified personnel. In the event that we decide to terminate some of our employees or otherwise change our employment or labor practices, the labor contract law and its implementation rules may also limit our ability to effect those changes in a manner that we believe to be cost-effective or desirable, which could adversely affect our business and results of operations.

Additionally, PRC companies are subject to various laws and regulations regarding social insurance and housing funds, under which our PRC subsidiary and affiliates are required to pay employees’ pension contributions, housing funds, medical insurance premiums and other welfare-oriented payments. ZTL and its subsidiaries have not contributed housing funds for their employees in compliance with applicable PRC laws. As such, they may be ordered to compensate the cumulative amount of the under-contributed housing fund contributions and be subject to administrative penalties, including fines. In the event that we fail to comply with the housing funds contribution requirements, we may be subject to administrative penalties of no less than RMB10,000 and up to RMB50,000, and our business and reputation may be adversely affected. As of December 31, 2013 and 2014, our VIE and affiliates had accrued payables of 546,987 and $330,092 on employees’ pension contributions, housing funds, medical insurance premiums and other welfare-oriented payments required by the applicable PRC laws.

We may be required to seek alternative premises and/or we may be required to pay penalties for some of our leased properties if our landlords do not have title thereto and for non-registration with the relevant PRC governmental authorities.

We (including our VIEs and their subsidiaries) have leased ten properties as our offices in PRC, but we have not obtained and reviewed relevant title certificates for eight of our leased properties. In the event that any title certificates of our leased properties are not available, the landlord of such leased properties may be deemed by relevant authorities ineligible to lease its property to us, and its lease agreements with us may not be valid or enforceable under PRC laws and regulations. Our lease agreements may also be challenged by relevant administrative authorities. Our business may be interrupted if we are required to relocate our office as a result of such defects, and we may incur substantial costs in connection with such relocation.

In addition, except for the lease agreements of Shenzhen NOC the lease agreements of our other PRC operating entities have not been registered with the governmental authorities. According to the PRC laws and regulations, the failure to register a lease agreement will not affect its effectiveness, however, the parties to lease agreement may be subject to fines of up to RMB1,000 (for individual), or RMB1,000 to RMB10,000 (for corporation) for such failure to register the lease agreements.

Investors may experience difficulties in effecting service of legal process, enforcing foreign judgments or bringing original actions in China based upon U.S. laws, including the federal securities laws or other foreign laws against us or our management.

All of our current operations are conducted in China. Moreover, most of our directors and officers are nationals and residents of China. All or substantially all of the assets of these persons are located outside the United States and in the PRC. As a result, it may be difficult or impossible to effect service of process within the United States or elsewhere outside China upon these persons. In addition, uncertainty exists as to whether the courts of China would recognize or enforce judgments of U.S. courts obtained against us or such officers and/or directors predicated upon the civil liability provisions of the securities laws of the United States or any state thereof, or be competent to hear original actions brought in China against us or such persons predicated upon the securities laws of the United States or any state thereof.

If the chops of our subsidiaries and VIEs in China are not kept safely, are stolen or are used by unauthorized persons or for unauthorized purposes, the corporate governance of those entities could be severely and adversely compromised.

In China, a company chop or seal serves as the legal representation of the company towards third parties even when unaccompanied by a signature. Each legally registered company in China is required to have a company chop, which must be registered with the local Public Security Bureau. Our company chops, or chops, are kept securely at our President Office under the direction of Chief Executive Officer at the headquarters level or held securely by personnel designated and approved by the General Manager or Headmaster at subsidiaries or VIEs level. Use of chops requires proper approvals in accordance with our internal control procedures. The custodian at the President Office also maintains a log to keep detailed record of each use of the chops. Moreover, the President Office is always locked after office hours and only authorized persons have the access to the keys.

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The company believes it has sufficient controls in place over access to and use of the chops. We however cannot assure you that unauthorized access to or use of those chops can be totally precluded. To the extent those chops are stolen or are used by unauthorized persons or for unauthorized purposes, the corporate governance of these entities could be severely and adversely compromised and the operations of these entities could be significantly and adversely impacted.

Risks Related to this Offering

There has been no public market for our shares of common stock prior to this offering, and you may not be able to resell our shares at or above the price you paid, or at all.

Prior to this offering, there was no public market for our common stock. We cannot assure you that an active public market for our common stock will develop or that the market price of our shares will not decline below the initial public offering price. The initial public offering price of our shares will be determined in large part by negotiations between us and the underwriters and may not be indicative of prices that will prevail in the trading market following the offering. We cannot assure you that an active trading market for our shares will develop or that the market price of our shares will not decline below the initial public offering price.

You will experience immediate and substantial dilution in the book value of shares purchased.

The initial public offering price per share is substantially higher than the net tangible book value per share prior to the offering. Accordingly, if you purchase shares in this offering, you will incur immediate dilution of approximately $[*] in the net tangible book value per share from the price you pay for our shares, representing the difference between (1) the assumed initial public offering price of $[*] per share (the mid-point of the estimated offering price range set forth in the front cover of this prospectus) and (2) the pro forma net tangible book value per share of $[*] at December 31, 2014 after giving effect to this offering. See “Dilution” in this prospectus for additional information.

We cannot assure you that the shares will not be delisted from the NASDAQ Capital Market, which could negatively impact the price of the common stock and our ability to access the capital markets.

We intend to apply to list our shares of common stock on the NASDAQ Capital Market. We cannot give you any assurance that a broader or more active public trading market for the common stock will develop on NASDAQ or be sustained. In addition, if we fail to meet the criteria set forth in SEC regulations, by law, various requirements would be imposed on broker-dealers who sell our securities to persons other than established customers and accredited investors. Consequently, such regulations may deter broker-dealers from recommending or selling our shares, which may further affect the liquidity of the shares.

The listing standards of the NASDAQ Capital Market provide that a company, in order to qualify for continued listing, must maintain a minimum share price of $1.00 and satisfy standards relative to minimum shareholders’ equity, minimum market value of publicly held shares and various additional requirements. If we fail to comply with all listing standards applicable to issuers listed on the NASDAQ Capital Market, our common stock may be delisted. If our common stock is delisted, it could reduce the levels of liquidity available to our shareholders. In addition, the delisting of our common stock could materially and adversely affect our access to the capital markets and any limitation on liquidity or reduction in the price of our common stock could materially and adversely affect our ability to raise capital. Delisting from the NASDAQ Capital Market could also result in other negative consequences, including the potential loss of confidence by suppliers, customers and employees, the loss of institutional investor interest and fewer business development opportunities.

The market price of our shares could be subject to volatility.

The market price of our shares is likely to be highly volatile and subject to wide fluctuations in response to factors such as:

•	variations in our actual and perceived operating results;

•	news regarding gains or losses of customers or partners by us or our competitors;

•	news regarding gains or losses of key personnel by us or our competitors;

•	announcements of competitive developments, acquisitions or strategic alliances in our industry by us or our competitors;

•	changes in earnings estimates or buy/sell recommendations by financial analysts;

•	potential litigation;

•	the imposition of fines or penalties related to our activities in the PRC and failure to comply with applicable rules and regulations;

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•	general market conditions or other developments affecting us or our industry; and

•	the operating and stock price performance of other companies, other industries and other events or factors beyond our control.

In addition, the securities markets have from time to time experienced significant price and volume fluctuations that are not related to the operating performance of particular companies. These market fluctuations may also materially and adversely affect the market price of the shares.

Future sales of substantial amounts of the shares of common stock by existing shareholders could adversely affect the price of our common stock.

If our existing shareholders sell substantial amounts of the shares following this offering, the market price of our common stock could fall. Such sales by our existing shareholders might make it more difficult for us to issue new equity or equity-related securities in the future at a time and place we deem appropriate. The [*] shares offered in this offering will be eligible for immediate resale in the public market without restrictions. All remaining shares, which are currently held by our existing shareholders, may be sold in the public market in the future subject to the restrictions contained in Rule 144 under the Securities Act. If any existing shareholders sell a substantial amount of shares, the prevailing market price for our shares could be adversely affected.

We may not be able to pay any dividends on our shares.

Under Nevada law, we may only pay dividends subject to our ability to service our debts as they become due and provided that our assets will exceed our liabilities after the dividend. Our ability to pay dividends will therefore depend on our ability to generate sufficient profits. In addition, because of the various rules applicable to our operations in China and the regulations on foreign investments as well as the applicable tax law, we may be subject to further limitations on our ability to declare and pay dividends to our shareholders.

We can give no assurance that we will declare dividends of any amounts, at any rate or at all in the future. The declaration of future dividends, if any, will be at the discretion of our board of directors and will depend upon our future operations and earnings, capital requirements, general financial conditions, legal and contractual restrictions and other factors that our board of directors may deem relevant.

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USE OF PROCEEDS

We estimate that our proceeds from this offering, net of underwriting discounts and commissions and the estimated offering expenses payable by us and assuming no exercise of the underwriter’s over-allotment option, will be approximately $[___] million, based on an assumed initial offering price of $[____] per share, which represents the mid-point of the estimated range of the initial public offering price shown on the front cover of this prospectus.

Assuming the net proceeds from the offering of $20,000,000 we anticipate allocating such proceeds as follows:

•	Acquisition of Bohao - $2,000,000
•	Development of online and mobile platforms - $14,000,000
•	Development of The Future Classroom - $2,000,000
•	Working Capital and Other General Corporate Purposes - $2,000,000

We will have broad discretion in the way we use the net proceeds to us from this offering. Pending their ultimate use, we intend to invest the net proceeds to us from this offering primarily in investment grade, interest-bearing instruments.

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DIVIDEND POLICY

We have never declared or paid any cash dividends on our shares. We currently intend to retain all available funds to support our operations and to finance the growth and development of our business. We are not subject to any contractual restrictions on paying dividends. Our board of directors has complete discretion as to whether we will pay dividends in the future. Any future dividend declaration will be subject to various factors, including:

•	the level of our cash and retained earnings;

•	our expected financial performance;

•	our projected levels of capital expenditure and other investment plans; and

•	the adequacy of our working capital.

Under our current corporate structure, we primarily rely on dividend payments from our WFOE, which is a wholly foreign owned enterprise incorporated in the PRC, to fund any cash and financing requirements we may have. The principal regulations governing distribution of dividends of foreign invested enterprises include the Company Law, as amended on December 28, 2013, the Foreign Invested Enterprise Law, as amended on October 31, 2000, and the Implementation Rules of the Foreign Invested Enterprise Law, as amended on April 12, 2001 and February 19, 2014. Under these laws and regulations, wholly foreign owned enterprises in China may pay dividends only out of their accumulated after-tax profits, if any, determined in accordance with the PRC accounting standards and regulations. In addition, wholly foreign owned enterprises in China are required to allocate at least 10% of their respective accumulated profits each year, if any, to fund certain reserve funds until these reserves have reached 50% of the registered capital of the enterprises. Wholly foreign owned companies may, at their discretion, allocate a portion of their after-tax profits based on the PRC accounting standards to staff welfare and bonus funds. These reserves are not distributable as cash dividends.

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CAPITALIZATION

The following table sets forth our capitalization, as of December 31, 2014:

•	on an actual basis;

•	on a pro forma, as adjusted basis to give effect to (i) the issuance and sale of the shares of common stock offered in this offering at an assumed public offering price of US$[___] per share, after deducting underwriting discounts, commissions and estimated offering expenses of RMB[___] ($[___]).

You should read this table in conjunction with “Operating and Financial Review and Prospects” and our consolidated financial statements and related notes included elsewhere in this prospectus. The information presented below is unaudited.

	As of December 31, 2014
	Actual	As Adjusted (1)
Liabilities
Guaranteed	$–	$	[___]
Secured	$–	$	[___]
Unsecured	$9,220,389	$	[___]
Total	$9,220,389	$	[___]
Shareholders’ Equity
Preferred stock, $0.001 par value, 100,000,000 shares authorized, no shares issued and outstanding
Common Stock, par value $0.001; 200,000,000 shares authorized, 38,000,000 shares issued and outstanding	$38,000	$	[___]
Additional paid-in capital	$713,415	$	[___]
Statutory Reserves	$229,116	$	[___]
Retained Earnings	$769,312	$	[___]
Accumulated Other Comprehensive Income	$4,919	$	[___]
Total Stockholders’ Equity	$1,754,762	$	[___]
Non-controlling Interests	$(2,730)	$	[___]
Total Liabilities and Stockholders’ Equity (2)	$10,972,421	$	[___]
Total Capitalization (2)	$10,972,421	$	[___]

(1)	The as adjusted information discussed above is illustrative only. Our additional paid-in capital, total shareholders’ equity and total capitalization following the completion of this offering are subject to adjustment based on the actual public offering price and other terms of this offering determined at pricing.

(2)	Assuming the number of shares of common stock offered by us as set forth on the cover page of this prospectus remains the same, and after deduction of underwriting discounts and commissions and the estimated offering expenses payable by us, a US$1.00 increase (decrease) in the assumed public offering price of US$[___] per share would increase (decrease) each of total shareholders’ equity and total capitalization by US$[___] million.

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DILUTION

If you invest in our shares, your interest will be diluted to the extent of the difference between the public offering price per share and our net tangible book value per share after this offering. Dilution results from the fact that the public offering price per share is substantially in excess of the book value per share attributable to the existing shareholders for our presently outstanding shares of common stock.

Our net tangible book value as of December 31, 2014, was approximately US ($0.2) million, or US($0.01) per share outstanding at that date. Net tangible book value is determined by subtracting the value of our intangible assets and total liabilities from our total assets. Dilution is determined by subtracting net tangible book value per share from the assumed public offering price per share of US$[___] per share.

Without taking into account any other changes in such net tangible book value after December 31, 2014, other than to give effect to our sale of the shares offered in this offering at the assumed public offering price of US$[___] per share, with estimated net proceeds of US$[___] million after deducting underwriting discounts and commissions and estimated offering expenses, our pro forma net tangible book value at US$[___] million would have been US$[___] million, or US$[___] per outstanding share. This represents an immediate increase in pro forma net tangible book value of US$[___] per share to existing shareholders and an immediate dilution in pro forma net tangible book value of US$[___] per share to new investors in this offering.

The following table illustrates this per share dilution:

US$

Assumed public offering price per share	$	[___]
Net tangible book value per share at US$[___]	$	[___]
Increase in net tangible book value per share attributable to this offering	$	[___]
Net tangible book value per share as of December 31, 2014 after giving effect to the offering	4	[___]
Dilution in net tangible book value per share to new investors in the offering	$	[___]

The following table summarizes on a pro forma basis the differences as of December 31, 2014 between the shareholders at our most recent fiscal year end and the new investors with respect to the number of shares purchased from us, the total consideration paid and the average price per share paid. The total shares do not include shares issuable if the underwriters exercise their option to purchase additional shares to cover over-allotments.

	Shares Held		Total Investment
	Number	Percentage of the Company	Percentage of Voting Rights	Amount	Percentage of Investment	Average Cost Per Share

Existing Shareholders	[____]	[____]%	[____]%	[____]	[____]%	[____]
New Investors	[____]	[____]%	[____]%	[____]	[____]%	[____]
Total	[____]	[____]%	[____]%	[____]	[____]%	[____]

The foregoing tables assume no exercise of the underwriters’ purchase option.

A US$1.00 increase (decrease) in the assumed public offering price of US$[___] per share would increase (decrease) our adjusted net tangible book value after giving effect to the offering by US$[___] million, the adjusted net tangible book value per share after giving effect to this offering by US$[___] per share and the dilution in adjusted net tangible book value per share, assuming no change to the number of shares offered by us as set forth on the cover page of this prospectus, and after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

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MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion and analysis of our financial condition and results of operations in conjunction with our consolidated financial statements and related notes included in this prospectus beginning on page F-1. The following discussion and analysis contain forward-looking statements that involve risks and uncertainties. Our actual results and the timing of selected events could differ materially from those anticipated in these forward-looking statements as a result of various factors, including those set forth under “Risk Factors” and elsewhere in this prospectus.

Corporate Overview

We are a leading provider of content and own copyrights for high quality textbooks, we publish magazines and develop and operate online and mobile education platforms and other programs for the education market in and around the cities of Beijing and Shenzhen, in the People’s Republic of China (the “PRC” or “China”). Chinese cultural and educational reforms focusing on the use of technology to provide top-quality education provides opportunities to use the Internet, and other media, as a platform to promote cultural and educational development. Our products are designed to help students improve and strengthen academic performance, confidence, motivation, and self- esteem.

All of our business activities are carried out by Beijing Zhongtulian Culture & Education Development Center (“ZTL”) and its subsidiaries and Shenzhen Asia-Pacific Future Education Technology Development Co., Ltd., (“APFE”), both of which are variable interest entities (“VIEs”) that we control through contractual arrangements. We have contractual arrangements between The Future Leading Education (Shenzhen) Company Limited, or WFOE, and ZTL, and a separate series of contractual arrangements between WFOE and APFE. The contractual arrangements provide us with control over the business and affairs of ZTL and APFE. ZTL and APFE are variable interest entities, or VIEs, which means we have a controlling financial interest in the companies, but we do not own any equity interests in the companies. WFOE, is our indirect wholly-owned subsidiary that is a registered wholly foreign owned enterprise in the PRC.

The terms of the contractual arrangements for ZTL and APFE with WFOE are identical, except that each entity is engaged in a unique line of our business. ZTL was formed in 1998 and is based in Beijing, PRC. ZTL is the majority shareholder of four entities engaged in the following businesses: (1) publishing and distributing magazines featuring topics on innovation, intellectual property and the use of technology in education; (2) hosting government approved competitions for K-12 students and teachers, known as Network Originality Competitions, or NOC’s; (3) drafting textbooks in cooperation with qualified publishers for distribution to schools in China; and (4) distributing educational database and programs developed in-house or licensed from others and hardware, such as digital educational products, to schools and teachers for use in the classroom. APFE was formed in 2014 and is based in Shenzhen, PRC. APFE is a new venture that has signed a memorandum of understanding to acquire 100% ownership of Shanghai Bohao Information and Technology Company Limited (“Bohao”). Bohao is engaged in the development and marketing of the Future Classroom, a computerized cloud-based classroom APFE will also develop and operate online and mobile education platforms. As of the date of this prospectus, APFE has not yet generated any revenue.

Results of Operations for the Fiscal Years ended December 31, 2014 and December 31, 2013

Revenue

For the year ended December 31, 2014, our revenue increased by $2,133,502 or 63.9% to $5,470,898, as compared to the year ended December 31, 2013. Revenue attributable to educational competition programs services, reading materials, and commission and others for such periods are as follows:

Revenue	For the years ended
	December 31, 2014	December 31, 2013	Change in $	Change in %
Educational competition programs services	$676,547	$918,692	$(242,145)	(26.4%	)
Reading materials	256,293	291,087	(34,794)	(12.0%	)
Educational database and program	1,034,168	202,562	831,606	410.5%
Commission and other	3,503,890	1,925,055	1,578,835	82.0%
Total	$5,470,898	$3,337,396	$2,133,502	63.9%

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Our revenue increased year-over-year mainly as a result of an increase in commission revenues and education database and program revenues. Commission revenue is the agency fees we charge to publishers/manufacturers for distributing textbooks and educational hardware, such as calculators. We recognize revenue when such products are delivered. The increase in commission revenues was due to the agency fees we earned for the full year of 2014 from the sales of educational hardware that we did not start earning such fees until the second half of 2013. Educational database and program mainly consist of mock testing content database for K-12 school. The educational database and programs authorization fee was recognized when the educational database and programs delivered. The increase in educational database and programs revenues was due to the authorization fees we earned for the full year of 2014 as compared to 2013 which we did not start earning such fees in the second half of 2013.

Cost of Revenue

For the year ended December 31, 2014, our cost of revenue increased by $183,218 or 28.7% to $822,334, as compared to the year ended December 31, 2013. Cost of revenue attributable to educational competition programs services, reading materials, and commission and others for such periods are as follows:

Cost of Revenue	For the years ended
	December 31, 2014	December 31, 2013	Change in $	Change in %
Educational competition programs services	$271,224	$346,924	$(75,700)	(21.8%	)
Reading materials	83,511	87,031	(3,520)	(4.0%	)
Educational database and program	32,964	8,283	24,681	298.0%
Commission and other	434,635	196,878	237,757	120.8%
Total	$822,334	$639,116	$183,218	28.7%

The increase in cost of revenue year-over-year is mainly due to the increase of the cost of commission and other revenue and the cost of database and program and database revenue during that period. However, there are no correlations between the commission and other revenue and the education program and database revenues and cost of its revenue. The commission and other revenue only consists of agency fee while the cost of revenue related to our commission and other revenue mainly consisted of expenses spent associated with maintaining relationship with our agencies, such as promotional activities and other costs. The education database and program revenue mainly consists of authorization fee while the cost of revenue related to our database and program revenue mainly consisted of the expenditures spent on experts involving the gathering, filtering, editing, and writing of the database contents.

Gross Profit

For the year ended December 31, 2014, our gross profit increased by $1,950,284 or 72.3% to $4,648,564, as compared to the year ended December 31, 2013. Gross profit margin increased to approximately 85.0% for the year ended December 31, 2014 from 80.8% for the same period in 2013. Gross profit attributable to educational competition programs services, reading materials, and commission and others for such periods are as follows:

Gross Profit	For the years ended
	December 31, 2014		December 31, 2013
	Gross profit	Margin %	Gross profit	Margin %	Change in $	Change in %
Educational competition programs services	$405,323	59.9%	$571,768	62.2%	$(166,445)	(29.1%	)
Reading materials	172,782	67.4%	204,056	70.1%	(31,274)	(15.3%	)
Educational database and program	1,001,204	96.8%	194,279	95.9%	806,925	415.3%
Commission and other	3,069,255	87.6%	1,728,177	89.8%	1,341,078	77.6%
Total	$4,648,564	85.0%	$2,698,280	80.8%	$1,950,284	72.3%

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Our gross profit increased year-over-year from $2,698,280 to $4,648,564 and gross profit margin increased year-over-year from 80.8% to 85.0% mainly as a result of the increase of commission revenue of approximately $1.6 million through the agency fees we earned for the full year of 2014 from the educational hardware, which we did not start earning such fees such until the second half of 2013 while cost of revenue associated with commission revenues, such as promotional activities and other costs related to maintaining our relationship with the agencies only increased by approximately $0.2 million in 2014 as compared to 2013. The increase also attributable to the increase in authorization fees from the educational database and programs revenues which we earned for the full year of 2014 as compared to 2013 which we did not start earning such fees in the second half of 2013.

Operating Expenses

Operating expenses was $2,982,389 for the year ended December 31, 2014, an increase of $1,365,555 or 84.5% as compared to the same period a year ago. Selling expenses increased by $318,374 or 34.4%, to $1,243,868 mainly due to the increase in travel expenses on our sales personnel, rental expenses occupied by our sales personnel and salary and benefits of our sales personnel. General and administration expenses increased by $1,047,181 or 151.5%, to $1,738,521. The increase of general and administration expense was mainly due to increase in administrative staff salary expenses, consulting expenses, rental expense, amortization expenses of our NOC education software, certain pre-IPO expenses and the inclusion of Beijing Wenhua G&A expenses after we acquired the 70% equity interest in Beijing Wenhua on August 19, 2013.

Other Income and Expense

We had other expense of $291,261 for the year ended December 31, 2014, an increase in expense of $386,403, or 406.1% from $95,142 in other income for the same period a year ago. Such increase in expenses was mainly due to an increase in $349,583 interest expense associated with our short-term borrowings and related parties borrowings of year-over-year to $354,663 for the year ended December 31, 2014 and the $132,022 decrease in acquisition gain on step acquisition.

Provision for Income Taxes

Provision for income taxes for the year ended December 31, 2014 increased by $212,452 to $512,773, compared to the same period a year ago due to increased income before tax.

Net Income

Net income for the year ended December 31, 2014 was $862,141, as compared to $876,267 for the same period last year.

Foreign Currency Translation Adjustment

Foreign currency translation adjustment decreased to $178 for the year ended December 31, 2014 from $14,130 for the same period last year.

Liquidity and Capital Resources

Capital Resources

To date, we have financed our daily operations primarily from cash flow from operations and financial support from related parties.

As of December 31, 2014, we had cash and cash equivalents of approximately $4.8 million and $3.8 million in accounts receivable to repay approximately $3.4 million of accounts payable, short-term borrowings, other payables and accrued liabilities, and taxes payable. As a result, we believe that our current working capital is sufficient to support routine operations for the next twelve months.

We intend to use the net proceeds from this offering for acquisitions, development of the online and mobile educational platform, expansion of our business and working capital purposes. If the net proceeds are not sufficient, or if the offering is delayed or cannot be completed for any reason, we may take the following actions: (1) enter into new short- and/or long-term bank loans; (2) continue to obtain financing from our related parties; and/or (3) raise capital through the sale of additional equity after this initial public offering (assuming that we are able to complete the offering). We cannot assure you that financing will be available in the amounts we require or on terms acceptable to us, if at all. The sale of additional equity, including convertible debt securities, would dilute the interests of our current shareholders. The incurrence of debt could result in operating and financial covenants that could restrict our operations and our ability to pay dividends to our shareholders. If we are unable to obtain additional equity or debt financing as required, our business, operations and prospects may be adversely affected and our launching of the online and mobile education platform and Future Classroom (as described in our business section below) would be delayed.

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Short-term Borrowings

We had $1.6 million and $0 in short-term borrowings from various individuals as of December 31, 2014 and 2013, respectively. Such borrowings mature in one year and must be repaid in full upon maturity. For additional discussion regarding our borrowings, please refer to Note 11 to our audited consolidated financial statements included in this prospectus.

Cash Flows

Our cash and cash equivalents were $4,780,541 as of December 31, 2014 and $1,253,890 as of December 31, 2013. The following table sets forth a summary of our cash flows for the periods indicated:

	For the years ended December 31,
	2014	2013
Net cash used in operating activities	$(492,618)	$(1,012,449)
Net cash provided by (used in) investing activities	$(1,007,764)	$524,121
Net cash provided by financing activities	$5,017,848	$1,636,499

Net Cash Used In Operating Activities

Net cash used in operating activities totaled approximately $0.5 million for the year ended December 31, 2014, and was primarily attributable to $0.9 million of net income and cash inflows of $0.3 million other payables and accrued liabilities as more welfare payable were incurred during the period, $0.2 million as a result of the accrued interest expense from related parties loans, and $0.2 million income taxes payable due to increase in income before taxes offset by cash outflows of $(1.9) million in accounts receivable as more revenue was recognized as of December 31, 2014 from slower collection, $(0.1) million in prepaid and other current assets from more prepayments being made during the period for future expenses, and $(0.1) million from accounts payable as we made more payments to vendors during the period.

Net cash used in operating activities totaled approximately $1.0 million for the year ended December 31, 2013, and was primarily attributable to $0.9 million of net income, cash outflows of $(1.3) million in accounts receivable from slower collections and $(1.0) million in accounts payable as we made more payments to vendors, which were offset by cash inflows $0.2 million in other payables and accrued liabilities as more welfare payables were incurred during the period and $0.2 million in income taxes payable as we incurred more income before income taxes during the period.

Net Cash Provide by (Used in) Investing Activities

 For the year ended December 31, 2014, net cash used in investing activities amounted to $(1.0) million, which was primarily due to $(0.2) million payments for purchase of leasehold improvements and equipment, $(0.2) million payment for the purchase of intangible assets, $(0.4) million prepayment of copyright and software and $(0.2) million prepayment of acquisition deposit.

For the year ended December 31, 2013, net cash provided by investing activities amounted to $0.5 million, which was primarily due to $0.6 million in repayments collected from related parties offset by $(0.1) million in payments loaned to related parties.

Net Cash Provided by Financing Activities

For the year ended December 31, 2014, net cash provided by financing activities of $5.0 million was primarily attributable to $1.6 million in short-term borrowings and $4.1 million in borrowings from related parties, which was offset by $(0.1) million payments on offering costs and $(0.5) million repayments to related parties.

For the year ended December 31, 2013, net cash provided by financing activities of $1.6 million was mainly due to net proceeds financed from related parties.

Off-Balance Sheet Arrangements

We have not entered into any financial guarantees or other commitments to guarantee the payment obligations of any third parties. We have not entered into any derivative contracts that are indexed to its shares and classified as shareholder’s equity or that are not reflected in its consolidated financial statements. Furthermore, we do not have any retained or contingent interest in assets transferred to an unconsolidated entity that serves as credit, liquidity or market risk support to such entity. We do not have any variable interest in any unconsolidated entity that provides financing, liquidity; market risk or credit support to us or that engages in leasing, hedging or research and development services with us.

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Contractual Obligations

As of December 31, 2014, our contractual obligations and other commitments were as follows:

	Payments due by period
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Operating lease commitment	$575,622	$339,993	$235,629	$–	$–
Borrowings	1,560,238	1,560,238	–	–	–
Due to related parties	5,713,812	4,286,867	1,426,945	–	–
Total	$7,849,672	$6,187,098	$1,662,574	$–	$–

Effects of Inflation

Inflation generally affects us by increasing costs of raw materials and labor costs. We do not believe that inflation had any material effect on our results of operations in the periods presented in our financial statements.

Summary of Significant Accounting Policies

Our management’s discussion and analysis of our financial condition and results of operations are based on our consolidated financial statements that have been prepared in accordance with accounting principles generally accepted in the United States (“U.S. GAAP”).  The preparation of these financial statements requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements as well as the reported net sales and expenses during the reporting periods. On an ongoing basis, we evaluate our estimates and assumptions. We base our estimates on historical experience and on various other factors that we believe are reasonable under the circumstances, the results of which form the basis for making judgments about the carrying value of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

While our significant accounting policies are described in Note 2 to our consolidated financial statements included elsewhere in this prospectus, we believe that the following accounting policies are the most critical to aid you in fully understanding and evaluating our management’s discussion and analysis:

Principles of Consolidation

The consolidated financial statements include the accounts of our Company, our subsidiaries, and our VIEs. All intercompany transactions and balances between us, our subsidiaries and our VIEs are eliminated upon consolidation.

Non-controlling interests represent the equity interests in our subsidiaries and VIEs that are not attributable, either directly or indirectly, to us. Non-controlling interest is reported in the consolidated financial position within equity, separately from the Company’s equity and that net income or loss and comprehensive income or loss are attributable to the Company’s and the non-controlling interest.

Variable Interest Entities

VIEs are entities that have either a total equity investment that is insufficient to permit the entity to finance its activities without additional subordinated financial support, or whose equity investors lack the characteristics of a controlling financial interest, such as through voting rights, right to receive the expected residual returns of the entity or obligation to absorb the expected losses of the entity. The variable interest holder, if any, that has a controlling financial interest in a VIE is deemed to be the primary beneficiary and must consolidate the VIE. WFOE is deemed to have a controlling financial interest and be the primary beneficiary of each VIE because it has both of the following characteristics:

(1)	The power to direct activities at our VIEs that most significantly impact such entity’s economic performance, and

(2)	The obligation to absorb losses of, and the right to receive benefits from, each VIE that could potentially be significant to such entity.

We conclude we maintain the power criterion since Future Education directs the activities that impact the underlying economics of the VIEs. One example of such an activity is that Future Education’s officers, which are composed of senior employees across Future Education’s departments, are responsible for monitoring performance and allocating resources and capital to the VIEs. Further, since Future Education maintains a priority earnings position in the VIEs and has the ability and obligation to absorb the losses of the VIEs, Future Education also meets the losses/benefits criterion.

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The contractual arrangements are designed so that the operating companies operate for the benefit of WFOE and ultimately, Future Education. Accordingly, the accounts of the VIEs are consolidated in the accompanying financial statements pursuant to ASC 810-10, Consolidation. In addition, their financial positions and results of operations are included in our financial statements.

Revenue Recognition

Revenue is recognized when persuasive evidence of an arrangement exists, the price is fixed or determinable, service is performed or product is delivered, and collectability of the related fee is reasonably assured. If any of the aforementioned criteria are not met, we defer the recognition of revenue until all criteria are met.

Our revenue is primarily generated from delivering educational competition program services, reading materials, sales education database and program and commission and other revenue.

Educational competition programs services revenue mainly consist of registration fees, training service fees, advertising fees generated in national K-12 school-curriculum related competition programs. The customers include mainly students, judging panel and sponsors. We normally collect the fees from the attendee on the date of completion programs. Revenue is recognized for the fees collected on the event date when the completion service is performed.

Reading materials sales mainly consist of sales of magazines, for which we recognize revenue when the materials are delivered. Advertising income published on the magazines was included in the sales of magazines, which is when the magazines were published. Starting from 2014, we partially outsourced its magazines operation to third parties, leaving a few pages to operate by ourselves. We charge authorization fee on the outsourcing and recognizes the revenue on straight-line basis over the authorization period.

Commission revenue mainly related to agency fee charged to publisher/stationary manufacturers for distribution of textbooks and educational hardware, such as calculators, for which we recognize revenue when products are delivered. Other revenue mainly related to copyright authorization fee. The copyright authorization fees are recognized when magazines or books, for which we own the copyright, were delivered. We occasionally arrange certain qualified participants to attend famous conference or exhibition, and collect arrangement fee in advance. The exhibition arrangement fee is recognized on the event date of the exhibition.

Our PRC operating companies were subject to business tax and related surcharges on the revenue earned for services provided in China. The applicable business tax rate was 5%. Business tax and related surcharges are deducted from revenues before arriving at net revenues. Certain of Our PRC operating companies were also subject to value added tax (“VAT”). In general, the applicable VAT rate on the revenue earned for services is 6% and 13% for sales of books. Revenue is recognized net of VAT in our consolidated statement of income.

Use of estimates and assumptions

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the amounts reported amounts of assets and liabilities and disclosures of contingent assets and liabilities as of the date of the financial statements and the reported amounts of revenues and expenses during the periods presented. Significant accounting estimates reflected in the Group’s consolidated financial statements include fair value of assets and liabilities acquired in a business combination, the useful lives of intangible assets, and property and equipment, impairment of goodwill and long-lived assets, collectability of receivables, and realization of deferred tax assets. Actual results could differ from these estimates.

Recent Accounting Pronouncements

In May 2014, the FASB issued ASU 2014-09, Revenue from Contracts with Customers: Topic 606. This update affects any entity that either enters into contracts with customers to transfer goods or services or enters into contracts for the transfer of nonfinancial assets unless those contracts are within the scope of other standards (for example, insurance contracts or lease contracts). The guidance in this update supersedes the revenue recognition requirements in Topic 605, Revenue Recognition, and most industry-specific guidance throughout the industry topics of the codification. Additionally, this update supersedes some cost guidance included in Subtopic 605-35, Revenue Recognition—Construction-Type and Production-Type Contracts. In addition, the existing requirements for the recognition of a gain or loss on the transfer of nonfinancial assets that are not in a contract with a customer (for example, assets within the scope of Topic 360, Property, Plant, and Equipment, and intangible assets within the scope of Topic 350, Intangibles—Goodwill and Other) are amended to be consistent with the guidance on recognition and measurement (including the constraint on revenue) in this update. This ASU is effective for fiscal years, and interim periods within those years, beginning after December 15, 2016 for public companies and 2017 for non-public companies. Management is evaluating the effect, if any, on our financial statements.

We do not believe other recently issued but not yet effective accounting standards, if currently adopted, would have a material effect on the consolidated financial position, statements of operations and cash flows.

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OUR CORPORATE HISTORY AND STRUCTURE

The following diagram illustrates our corporate structure as of the date of this prospectus.

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The following diagram illustrates our corporate structure immediately following the offering:

Weifu Li
Xiaoheng Ren
Guodong He
Cong Ren
Shen Li
KA EMI
[*]
Public Shareholders
100%
Wilfrid Holdings Limited[1]
Eagle Tripod Century Limited[2]
Talent Scheme Investments Limited[3]
Eminent Knight Limited[4]
Great Coherence Limited[5]
International Education Leadership Ltd.[6]
Elite Growth Limited[7]
[*]%
The Future Education Group Inc.[8]
100%
The Future Education Group Limited[9]
Offshore
100%
Onshore
The Future Leading Education (Shenzhen) Company Limited[10]
Beijing Zhongtulian Culture & Education Development Centre[11]
Weifu Li
55%
42%
Xiaoheng Ren
28%
40%
Guodong He
10%
10%
Cong Ren
4%
5%
Shen Li
3%
3%
90%
Innovation Times Magazine Co., Ltd.[12]
90%
China Information Technology Education Magazine Co., Ltd.[13]
100%
Beijing Wenhua Culture Development Co., Ltd.[14]
70%
30%
Shenzhen NOC Tech Co., Ltd.[15]
Shenzhen Asia-Pacific Future Education Technology Development Co., Ltd.[16]

Notes:

    Equity interests

    Contractual arrangement

1.	Wilfrid Holdings Limited, a company established in BVI and 100% held by Mr. Weifu Li;
2.	Eagle Tripod Century Limited, a company established in BVI and 100% held by Ms. Xiaoheng Ren;
3.	Talent Scheme Investments Limited, a company established in BVI and 100% held by Mr. Guodong He ;
4.	Eminent Knight Limited, a company established in BVI and100% held by Ms. Cong Ren;
5.	Great Coherence Limited, a company established in BVI and100% held by Mr. Shen Li;
6.	International Education Leadership Ltd., a company established in Marshall Islands and 100% held by a Japanese individual named KA EMI;
7.	Elite Growth Limited, a company established in the Republic of Seychelles and 100% held by [*];
8.	The Future Education Group Inc., a company established in the State of Nevada;
9.	The Future Education Group Limited, a company established in Hong Kong and 100% held by the Company;
10.	The Future Leading Education (Shenzhen) Company Limited, a limited liability company established and located in Shenzhen, the PRC and 100% held by the Future Education Group Limited;
11.	Beijing Zhongtulian Culture & Education Development Centre, a joint stock cooperative enterprise established and located in Beijing, the PRC, and one of the VIEs controlled by us through contractual arrangement;
12.	Innovation Times Magazine Co., Ltd., a limited liability company established and located in Beijing, the PRC and 90% held by ZTL;
13.	China Information Technology Education Magazine Co., Ltd., a limited liability company established and located in Beijing, the PRC and 90% held by ZTL;
14.	Beijing Wenhua Culture Development Co., Ltd., a limited liability company established and located in Beijing, the PRC and 100% held by ZTL;
15.	Shenzhen NOC Tech Co., Ltd., a limited liability company established and located in Shenzhen, the PRC, and 100% held by ZTL indirectly;
16.	Shenzhen Asia-Pacific Future Education Technology Development Co., Ltd., a limited liability company established and located in Shenzhen, the PRC, and one of the VIEs controlled by us through contractual arrangement.

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Company History and Corporate Structure

We were incorporated in the State of Nevada in September 2014 by Mr. Weifu Li, our Chairman, and Ms. Xiaoheng Ren, our CEO and other non-controlling shareholders. We own the copyrights to, and write high quality text books, publish magazines, develop and operate online and mobile education platforms and host government approved competitions that are designed to improve and strengthen academic performance, confidence, motivation, and self-esteem among students in the K-12 education market in the PRC. On September 26, 2014, we established our wholly owned subsidiary, Future Education HK, and on December 22, 2014, Future Education HK established its wholly-owned subsidiary, The Future Leading Education (Shenzhen) Company Limited, or WFOE. On December 28, 2014, WFOE entered into a series contractual agreements with Beijing Zhongtulian Culture & Education Development Center, or ZTL, and Shenzhen Asia-Pacific Future Education Technology Development Co., Ltd. or APFE. The contractual arrangements provide us with control over the business and affairs of ZTL and APFE. ZTL and APFE are variable interest entities, or VIEs, which means we have a controlling financial interest in the companies, but we do not own any equity interests in the companies. WFOE, is our indirect wholly-owned subsidiary that is a registered wholly foreign owned enterprise in the PRC. Both ZTL and APFE were incorporated by Mr. Li and Ms. Ren and other non-controlling shareholders. ZTL established Innovation Times, China Information, and Shenzhen NOC, respectively. On August 19, 2013, ZTL acquired 70% of the equity interest of Beijing Wenhua after which, Beijing Wenhua was wholly owned by ZTL. As result of the restructuring, Future Education HK, WFOE, ZTL and its subsidiaries and APFE became subsidiaries or VIEs of Future Education.

The terms of the contractual arrangements for ZTL and APFE with WFOE are identical, except that each entity is engaged in a unique line of business. ZTL was formed in 1998 and is based in Beijing, PRC. ZTL is the majority shareholder of four entities engaged in the following businesses: (1) publishing and distributing magazines featuring topics on innovation, intellectual property and the use of technology in education; (2) hosting government approved competitions for K-12 students and teachers, known as Network Originality Competitions, or NOC’s; (3) drafting textbooks in cooperation with qualified publishers for distribution to schools in China; and (4) distributing our educational database and programs developed in-house or licensed from others and hardware, such as digital educational products, to schools and teachers for use in the classroom. APFE was formed in 2014 and is based in Shenzhen, PRC. APFE is a new venture that has signed a memorandum of understanding to acquire 100% ownership of Shanghai Bohao Information and Technology Company Limited (“Bohao”). Bohao is engaged in the development and marketing of the Future Classroom, a computerized cloud-based classroom. APFE will also develop and operate online and mobile education platforms. As of the date of this prospectus, APFE has not yet generated any revenue.

The registered majority shareholders of ZTL and APFE are Xiaoheng Ren, our Chief Executive Officer and a director, and Weifu Li, our Chairman of the Board, who together own 83% equity interests in ZTL and 82% equity interests in APFE.

Contractual Arrangements with ZTL and its Shareholders

Exclusive Business Cooperation Agreement

On December 28, 2014, WFOE and ZTL executed the exclusive business cooperation agreement pursuant to which WFOE has agreed to provide ZTL with technical support, consulting and other services. The parties agree that during the term of this agreement, where necessary, ZTL may enter into further service agreements with WFOE or any other party designated by WFOE, which shall provide the specific contents, manner, personnel, and fees for the specific services. ZTL has agreed to pay a monthly service fee to WFOE. The service fee for each month consists of a management fee and a fee for services provided, which is mutually determined by the parties based on: (i) complexity and difficulty of the services provided by WFOE, (ii) title of and time consumed by employees of WFOE providing the services; (iii) contents and value of the services provided by WFOE; (iv) market price of the same type of services; and (v) operational conditions of the ZTL. In addition, if WFOE transfers technology to ZTL or develops software or other technology as requested by ZTL or leases equipment or properties to ZTL, the technology transfer price, development fees or rent shall be determined by the parties based on the actual situation on a case by case basis.

If ZTL conducts any material breach of any term of this agreement, WFOE has a right to terminate this agreement and/or require ZTL to indemnify it for all damages. Unless otherwise required by applicable laws, ZTL does not have any right to terminate the agreement.

The agreement became effective upon execution by the parties. Unless terminated in accordance with the terms of this agreement, the agreement remains in full force and effect.

Exclusive Option Agreement

On December 28, 2014, the shareholders of ZTL, ZTL and WFOE executed the exclusive option agreement pursuant to which the shareholders of ZTL irrevocably granted WFOE or its designee an exclusive purchase option to acquire, at any time, in whole or in part ZTL’s equity interest held by each shareholder of ZTL, or any portion thereof, to the extent permitted by the PRC law. The purchase price for the shareholders’ equity interests in ZTL is RMB10, unless PRC Law requires a minimum price that is higher at the time of the exercise of the option.

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The shareholders of ZTL and ZTL further agree that, without obtaining prior written consent of WFOE, they may not (1) supplement, change or amend the articles of association of ZTL, increase or decrease its registered capital, or change its structure of registered capital in other manner; (2) sell, transfer, mortgage or dispose of in any manner any material assets of ZTL or legal or any other beneficial interest in the material business or revenues of ZTL of more than RMB 100,000, or allow the encumbrance thereon of any security interest; (3) incur, inherit, guarantee or suffer the existence of any debt, except for payables incurred in the ordinary course of business other than through loans, or cause ZTL to provide any person with any loan or credit; (4) cause ZTL to execute any major contract with a price greater than RMB100,000, except for the contracts in the ordinary course of business; (5) cause or permit ZTL to merge, consolidate with, acquire or invest in any person; (6) in any manner distribute dividends to its shareholders, provided that upon WFOE’s written request, ZTL shall immediately distribute all distributable profits to its shareholders; (7) engage in any business in competition with WFOE or its affiliates, or (8) be dissolved or liquated without prior written consent by WFOE.

The shareholders of ZTL have agreed that, without obtaining the prior written consent of WFOE, among other things, (1) they may not sell, transfer, mortgage or dispose of, in any other manner, any legal or beneficial interest in the equity interests in ZTL held by them, or allow the encumbrance thereon, except for the interest placed in accordance with the shareholders’ Equity Interest Disposal Restriction Agreement and their Powers of Attorney, (2) they shall cause the shareholders and employees’ (congress) meeting and/or directors (or the executive director) of ZTL not to approve any sale, transfer, mortgage or disposition in any other manner of any legal or beneficial interest in the equity interests in ZTL held by them as the shareholders, or allow the encumbrance thereon of any security interest, except for the interest placed in accordance with shareholders’ Equity Interest Disposal Restriction Agreement and the shareholders’ Power of Attorney, and (3) they shall cause the shareholders and employees’ (congress) meeting and/or directors (or the executive director) of ZTL not to approve the merger or consolidation with any person, or the acquisition of or investment in any person.

The shareholders of ZTL shall (1) cause the shareholders' and employees’ (congress) meeting or the directors (or the executive director) of ZTL to vote their approval of the transfer of the optioned interests as set forth in this agreement and to take any and all other actions that may be requested by WFOE, (2) appoint any designee of WFOE as the director or the executive director of ZTL, at the request of WFOE; (3) waive any right of first of refusal with respect to transferring of equity interest , and give consent to execution by each other shareholder of ZTL with WFOE any agreements similar to the contractual arrangements and undertakes not to take any action in conflict with such agreements; and (4) promptly assign any profit, interest, dividend or proceeds of liquidation to WFOE or any other person designated by WFOE to the extent permitted under the applicable PRC laws;

The agreement became effective upon execution by the parties, and remains effective until all equity interests held by the shareholders of ZTL have been transferred or assigned to WFOE and/or any other person designated by WFOE in accordance with the agreement.

Equity Interest Disposal Restriction Agreement

On December 28, 2014, the shareholders of ZTL, ZTL and WFOE executed the equity interest disposal restriction agreement, pursuant to which the shareholders of ZTL have agreed that without the prior written consent of WFOE, the shareholders of ZTL may not directly or indirectly assign, sell, donate, pledge, encumber or otherwise dispose of, any interest in the equity interest of ZTL which they hold. Pursuant to the terms of the agreement, in the event that either ZTL or its shareholders are in breach of their obligations under the Exclusive Business Cooperation Agreement, Exclusive Option Agreement and/or the Power of Attorney (the “Transaction Documents”) and/or the agreement, then WFOE has a right to request the shareholders of ZTL to transfer all or part of the equity interest they hold to any other person designated by WFOE at a minimum price allowed by the applicable PRC laws and regulations. All of the pledges of ZTL are required to be and have been registered with the relevant office of the Administration for Industry and Commerce in China.

Upon the fulfillment of all obligations under the Transaction Documents, this agreement will be deemed completed and terminated.

Power of Attorney

On December 28, 2014, each shareholder of ZTL has executed an irrevocable power of attorney to appoint WFOE the or the authorized personnel of WFOE as its attorney-in-fact to exercise all of its rights as an equity owner of ZTL, including (1) the right to attend shareholders and employees’ (congress) meetings of ZTL; (2) the voting right and any other rights that a shareholder of ZTL is entitled to under the laws of China and ZTL’s Articles of Association, including but not limited to the right to sell, transfer, pledge or dispose of shareholder’s equity interest in part or in whole; and (3) designate and appoint the legal representative, the directors, supervisors, the chief executive officer and other senior management members of ZTL.

Spouse Consent Letter

The spouse of each married shareholder of ZTL executed a spouse consent letter on April 13, 2015. Pursuant to the spouse consent letter, the shareholder’s spouse has agreed to the execution of the exclusive option agreement, equity interest disposal restriction agreement, power of attorney and the disposal of the equity interests held by the shareholder in ZTL pursuant to those agreements. The spouse of the shareholder agreed that he/she shall not assert any interests in such equity interests in ZTL held by the shareholder, and if he/she obtains any such equity interests, he/she shall be bound by the exclusive option agreement, equity interest disposal restriction agreement, power of attorney and the exclusive business cooperation agreement.

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Contractual Arrangements with APFE and its Shareholders

Exclusive Business Cooperation Agreement

On December 28, 2014, WFOE and APFE executed exclusive business cooperation agreement, pursuant to which WFOE has agreed to provide APFE with technical support, consulting and other services. The parties agree that during the term of this agreement, where necessary, APFE may enter into further service agreements with WFOE or any other party designated by WFOE, which may provide the specific contents, manner, personnel, and fees for the specific services. APFE has agreed to pay a monthly service fee to WFOE. The service fee for each month consists of a management fee and a fee for services provided, which is mutually determined by the parties based on: (i) complexity and difficulty of the services provided by WFOE, (ii) title of and time consumed by employees of WFOE providing the services; (iii) contents and value of the services provided by WFOE; (iv) market price of the same type of services; and (v) operational conditions of the APFE. In addition, if WFOE transfers technology to APFE or develops software or other technology as requested by APFE or leases equipment or properties to APFE, the technology transfer price, development fees or rent are determined by the parties based on the actual situation on a case by case basis.

If APFE conducts any material breach of any term of this agreement, WFOE has a right to terminate this agreement and/or require APFE to indemnify it for all damages. Unless otherwise required by applicable laws, APFE does not have any right to terminate the agreement.

This agreement became effective upon execution by the Parties. Unless terminated in accordance with the provisions of this agreement, this agreement remains in full force and effect.

Exclusive Option Agreement

On December 28, 2014, the shareholders of APFE, APFE and WFOE executed the exclusive option agreement pursuant to which the shareholders of APFE irrevocably granted WFOE or its designee an exclusive purchase option to acquire, at any time, in whole or in part APFE’s equity interest held by each shareholder of APFE, or any portion thereof, to the extent permitted by the PRC law. The purchase price for the shareholders’ equity interests in APFE is RMB10, unless the PRC law requires a minimum price that is higher at the time of the exercise of the option.

The shareholders of APFE and APFE further agree that, without obtaining prior written consent of WFOE, they shall not (1) supplement, change or amend the articles of association of APFE, increase or decrease its registered capital, or change its structure of registered capital in other manners; (2) sell, transfer, mortgage or dispose of in any manner any material assets of APFE or legal or beneficial interest in the material business or revenues of APFE of more than RMB 100,000, or allow the encumbrance thereon of any security interest; (3) incur, inherit, guarantee or suffer the existence of any debt, except for payables incurred in the ordinary course of business other than through loans, or cause APFE to provide any person with any loan or credit; (4) cause APFE to execute any major contract with a price greater than RMB100,000, except the contracts in the ordinary course of business; (5) cause or permit APFE to merge, consolidate with, acquire or invest in any person; (6) in any manner distribute dividends to its shareholders, provided that upon WFOE’s written request, APFE shall immediately distribute all distributable profits to its shareholders; (7) engage in any business in competition with WFOE or its affiliates, or (8) be dissolved or liquidated without prior written consent by WFOE.

The shareholders of APFE have agreed that, without obtaining the prior written consent of WFOE, among other things, (1) they may not sell, transfer, mortgage or dispose of in any other manner any legal or beneficial interest in the equity interests in APFE held by them, or allow the encumbrance thereon, except for the interest placed in accordance with the shareholders’ Equity Interest Pledge Agreement and their Power of Attorney, (2) they shall cause the shareholders’ meeting and/or directors (or the executive director) of APFE not to approve any sale, transfer, mortgage or disposition in any other manner of any legal or beneficial interest in the equity interests in APFE held by the shareholders, or allow the encumbrance thereon of any security interest, except for the interest placed in accordance with shareholders’ Equity Interest Pledge Agreement and the shareholders’ Power of Attorney, and (3) they shall cause the shareholders’ meeting and/or the directors (or executive director) of APFE not to approve the merger or consolidation with any person, or the acquisition of or investment in any person.

The shareholders of APFE shall (1) cause the shareholders' meeting or the directors (or the executive director) of APFE to vote their approval of the transfer of the optioned interests as set forth in this agreement and to take any and all other actions that may be requested by WFOE, (2) appoint any designee of WFOE as the director or the executive director of APFE, at the request of WFOE; (3) waive their right of first of refusal to transfer of equity interest by any other shareholder of APFE to WFOE or its designee, and give consent to execution by each other shareholder of APFE with WFOE and APFE any agreements similar to the contractual arrangement and undertake not to take any action in conflict with such agreements; and (4) promptly assign any profit, interest, dividend or proceeds of liquidation to WFOE or any other person designated by WFOE to the extent permitted under the applicable PRC laws;

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This agreement shall become effective upon execution by the parties, and remain effective until all equity interests held by the shareholders of APFE in APFE have been transferred or assigned to WFOE and/or any other person designated by WFOE in accordance with this agreement.

Equity Interest Pledge Agreement

On December 28, 2014, each shareholder of APFE and WFOE executed the equity interest pledge agreements, pursuant to which the shareholders of APFE agreed to pledge all the equity interests they hold in APFE to guarantee their and APFE’s performance of obligations under the Exclusive Business Cooperation Agreement, Exclusive Option Agreement and the Power of Attorney (the “APFE Transaction Documents”) and payment of all the direct, indirect and derivative losses and losses of anticipated profits suffered by WFOE as a result of their and APFE’s breach of obligations under the APFE Transaction Documents. Pursuant to the terms of the equity pledge agreements, in the event that either APFE or its shareholders are in breach of the APFE Transaction Documents and the equity pledge agreements, then WFOE, as pledgee, has the right to dispose of the pledged equity interests. The shareholders of APFE agreed that, during the term of the equity pledge agreements, without the prior written consent of WFOE, they will not transfer their equity interests in APFE, place or permit the existence of any security interest or other encumbrance on their equity interests in APFE or any portion thereof. During the term of the equity pledge, WFOE has the right to receive all of the dividends and profits distributed on the pledged equity. All of the equity pledges of APFE are required to be and have been registered with the relevant office of the Administration for Industry and Commerce in China.

Upon the fulfillment of all obligations under the APFE Transaction Documents, this agreement will be deemed completed and terminated.

Power of Attorney

On December 28, 2014, each shareholder of APFE has executed an irrevocable power of attorney to appoint WFOE, or the authorized personnel of WFOE as its attorney-in-fact to exercise all of its rights as equity owner of APFE, including (1) the right to attend shareholders’ meetings of APFE; (2) the right to exercise all the shareholder’s rights and shareholder's voting rights the shareholders of APFE are entitled to under the laws of China and APFEs Articles of Association, including but not limited to the sale or transfer or pledge or disposition of shareholder’s equity interest in part or in whole; and (3) designate and appoint the legal representative, the directors, supervisors, the chief executive officer and other senior management members of APFE.

Spouse Consent Letter

The spouse of each married shareholder of APFE executed a spouse consent letter on April 13, 2015. Pursuant to the spouse consent letter, the shareholder’s spouse has agreed to the execution of the exclusive option agreement, equity interest disposal restriction agreement, power of attorney and the disposal of the equity interests held by the shareholder in ZTL pursuant to those agreements. The spouse of the shareholder agreed that he/she shall not assert any interests in such equity interests in ZTL held by the shareholder, and if he/she obtains any such equity interests, he/she shall be bound by the exclusive option agreement, equity interest disposal restriction agreement, power of attorney and the exclusive business cooperation agreement.

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BUSINESS

Overview

We are a leading provider of content and own copyrights for high quality textbooks and we publish magazines and develop and operate online and mobile education platforms and other programs for the education market in and around the cities of Beijing and Shenzhen, in the People’s Republic of China (the “PRC” or “China”). Our products are designed to help students improve and strengthen academic performance, confidence, motivation, and self- esteem. Chinese cultural and educational reforms focusing on the use of technology to provide top-quality education have provided opportunities to use the Internet, and other media, as a platform to promote cultural and educational development. All of our business activities are carried out by Beijing Zhongtulian Culture & Education Development Center (“ZTL”) and its subsidiaries and Shenzhen Asia-Pacific Future Education Technology Development Co., Ltd., (“APFE”), both of which are variable interest entities (“VIEs”) that we control through contractual arrangements. The contractual arrangements are a series of agreements entered into by WFOE and the shareholders of ZTL and APFE, respectively

ZTL has four subsidiaries: (1) Innovation Time Magazine Co., Ltd. (“Innovation Times”), a magazine publisher, (2) Beijing Wenhua Culture Development Co., Ltd. (“Beijing Wenhua”), which is in the publications distribution of business, (3) China Information Technology Education Magazine Co., Ltd. (“China Information”), is also a magazine publisher, but also plans and promotes the Network Originality Competitions, or the NOC, and related activities, and (4) Shenzhen NOC Tech Co., Ltd. (“Shenzhen NOC”) sells digital educational products and hardware. APFE is a newly formed company that will develop and operate online and mobile education platforms and the “Future Classroom,” a computerized cloud-based classroom.

Industry Background and Market Opportunity

Education Systems in the PRC

According to the Ministry of Finance’s report, The Central and Local Budgets Report for 2014, the government will continue to promote education, science and technology, cultural reform and development. The gross domestic education expenditure in the PRC in 2014 was estimated to be approximately RMB4.13 trillion, an increase of 9.1% over the prior year’s budget for expenses. For the majority of families in China, education costs represent up to 10 percent of their annual household income, second only to their food budget.  We believe that many parents are willing to invest in their children for better and higher education because it is critical for future opportunities and advancement.  The educational system in the PRC is under pressure to reform and develop. On March 5, 2014, the second session of the 12th National People’s Congress concluded that the PRC government needed to set education as a strategic priority with a focus on promoting equitable education development with continued investment in educational resources. The government is expected to deepen its comprehensive education reform, by actively reforming the examination and enrollment system, encouraging the development of private schools and accelerating the construction of a modern employment-oriented vocational education system.

 The central government in the PRC, through the Ministry of Education, or the MOE, manages education in the PRC at a macro level. It is responsible for carrying out related laws, regulations, guidelines and policies of the central government; planning development of the education sector; integrating and coordinating educational initiatives and programs nationwide; and maneuvering and guiding education reform countrywide.  To a large degree, the provincial governments are left to implement basic education through development of teaching plans to supplement the required coursework from the central MOE and the funding of basic education in poorer areas.

Education is funded by a variety of sources: schools directly controlled by the central government are generally funded from the central financial pool; schools controlled by local governments are supported by local governments, the central government, and fundraising projects initiated by the schools; schools sponsored by township and village governments and by public institutions are mainly financed by the sponsor institutions and subsidized by local governments; and private schools are funded by sponsors, which include school tuition and soliciting contributions.

In the PRC, primary and secondary education takes 12 years to complete. Primary education is six years, junior middle school is three years, and high school is three years. Children generally begin primary school at the age of six.  PRC Compulsory Education Law was promulgated by the NPC in 1986 and revised in 2006, which dictates that nine years of compulsory education (grades 1 through 9) is mandatory and requires that provincial and local governments take the necessary steps to ensure that all students receive at least the required nine years of education. The goal of the Compulsory Education Law, as well as the subsequent guidelines, was to universalize compulsory education and to eliminate illiteracy among the PRC people. According to the Progress in China’s Human Rights in 2009 issued by the information office of the State Council, the nine-year compulsory education has covered 99.7% of the PRC’s population since its inception.

On March 3, 2004, the State Council approved and disseminated the 2003-2007 Action Plan for Invigorating Education in the 21st Century, which was formulated by the Ministry of Education. The plan recognizes the need to make the PRC competitive in the world economy and provides a blueprint to speed up educational reform and development in the PRC. The plan is based on two fundamental concepts of “Rejuvenating China through Science and Education” and “Re-invigorating China through Human Resource Development.” The objectives of the plan are to establish a well-to-do society and perfect the socialistic market economy in the PRC. The plan has goals to consolidate and universalize the nine-year compulsory education program and eradicate illiteracy, to continue educational reforms, to improve the quality of education and to provide a system designed to enable the public to have access to quality education. The plan emphasizes the use of information technology in education and training.

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Growing Shift towards Digital Materials

The digitalization of education content and delivery is also driving a substantial shift in the education market. Cloud computing-enabled, internet-based and mobile technologies are being adapted for educational uses and an increasing number of schools are implementing online or blended learning environments, and utilizing digital content in their classrooms. These trends are supported by widespread research which demonstrates improved efficacy in learning derived through online, interactive programs. An analysis conducted by the Department of Education in 2009 that surveyed more than one thousand empirical studies of online learning found that, on average, students in online learning conditions performed modestly better than those receiving face-to-face instruction. While the adoption of technology within the education market may differ significantly across districts and schools, due to varying resources and infrastructure, most schools are seeking to implement more technology and are seeking partners to help them create effective learning environments.

Consumerization of Education

As education continues to increase in importance individual consumers are increasingly supplementing their formal education with additional learning programs and services that enhance existing knowledge and skills. Moreover, as technologies evolve and learning content is targeted and delivered with greater ease and in more attractive, interactive formats, we believe greater demand for learning programs will result. In China, parents spend more than $160 billion on at-home educational products annually.

Our Strengths

Our products are designed to meet the needs of the education market in ways that others do not. We believe that the following competitive strengths have contributed to our success and differentiate us from our competitors:

•	Each year for the last 12 years, we have been authorized as the executing agency by the hosting entities of the NOC. Through NOC competitions and activities, we have established strong relationships with over 60,000 schools and 50 million students in China. NOC is recognized as a brand name of high quality educational resources. With the customer base we have accumulated and the educational resources we provide,, we are able to promote our brand name and products more effectively;

•	We have a team of over 500 top-level consultants, who are experts in all areas of education; and

•	We have accumulated over 100,000 works of educational resources and teaching aids, such as textbooks, pictures, animations, videos, audio and specialized programs, which can be processed, developed and utilized to create education service products. Some of our content we develop in-house, some are works by third party authors and some are from the submissions by developers, participants and winners of the NOC, who pursuant to the terms of the submission applications grant us the right to use their works.

Our Strategy

Our objective is to be a leading provider of affordable and effective solutions in the education market. To achieve this objective, our strategy is to:

Increase Sales Penetration in the PRC Pre-school and K-12 Market. In the PRC, there are more than 400,000 schools and 225 million K-12 students. To date our market share is minimal. As a result, we believe we have a significant opportunity to expand our penetration with our high quality textbooks, educational database and programs and in particular, through the NOCs. We plan to add full-time sales employees and to develop third-party agency relationships in different cities throughout the PRC.

Leverage the NOC Brand. As an authorized executing agency of NOC competitions, we believe that we have established the NOC as a premier and trusted brand in the education market. We believe this brand recognition enables us to more easily introduce new platforms and products to increase our penetration in the K-12 market and expand into the higher education market. We intend to build on our brand awareness through marketing, advertising, training and support, as well as product innovation based on feedback from teachers, students and other end-users.

Acquire New Business - Future Classroom. Schools in the PRC have responded to the increasing public interest in improving education, in part, by investing in educational technologies, such as computer hardware and software, computer-assisted learning programs and professional development training, among others. In response to the growing demand for computerized classroom, in October 2014, we entered into a memorandum of agreement to acquire 100% ownership of Shanghai Bohao Information and Technology Company Limited (“Bohao”). For a number of years Bohao was engaged in research & development of the Future Classroom. Now with the completion of R&D, they have constructed showrooms and commenced marketing and sales, as well as installation of the Future Classroom for their customers. Set forth below is a depiction of the Future Classroom, featuring hardware and software with copyrights to provide interactive cloud-based educational programs and resources.

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Develop and Market Online and Mobile Education Platform. With our accumulated resources in the education market, we intend to capitalize on the growing demand for interactive online and mobile educational resources. We are developing an online and mobile education platform to provide students, parents, and teachers the content and resources they need to: (1) strengthen student academic performance; (2) promote self-esteem and motivation; (3) improve self –confidence and learning interests; (4) evaluate and identify strengths and weaknesses; and for (5) education and career planning.

Our Products, Services and Programs

Magazine Sales and Distribution

Innovation Times operates our magazine publication and distribution business. In 2003, ZTL founded China Information Technology Education Magazine and Innovation Time Magazine. China Information Technology Education Magazine is published and distributed semi-monthly and Innovation Time Magazine is distributed monthly. Our in-house sales force consists of 14 employees selling magazine subscriptions to individuals and institutions, and handling the sale of advertising space in our magazines. The term of the advertising contracts varies from one time advertisement up to several advertisements throughout the year. We have contracted with the China Post Office as our agent, to distribute the magazines to schools, teachers and research institutions.

Textbook and Reading Materials

We own the copyrights to textbooks and enter into cooperation agreements with qualified publishers to distribute the textbooks to schools. All teaching material used by primary and secondary students nationwide in the PRC must be reviewed and approved by the MOE for the central government, then the Department of Education, or DOE, of each provincial government, and ultimately, the Education Bureau of each local region or city must review and approve the materials before distribution and use in classrooms. Teaching materials reviewed and approved by the MOE are compiled as the National Textbooks Catalog for General Primary and Secondary Schools from which the DOE can select materials to include in its own catalog. The Education Bureau may only select teaching material from the DOE approved catalog for use in its school districts. The review and approval process can take up to one year. Our teaching material includes, Elementary School English, published by the Hunan Education Publishing House, which has been reviewed and approved by the DOE and Education Bureaus to include in the teaching catalogs in Henan, Hunan, and Shandong provinces, and Information Technology, which has been reviewed and approved by the DOE and Education Bureaus to include in the teaching catalogs in Shenzhen and Guangdong provinces. Both of these text books are currently distributed in schools in these provinces.

Once approved we market our textbooks to the Education Bureaus at the regional and local level, which have the ultimate decision making authority over which textbooks in the DOE catalog will be selected for distribution and use in their school districts. Once selected, the provincial distribution agency provides us with the quantity for publication and the finished products are distributed by the distribution agency in each province. In addition to creating content, we conduct marketing activities to increase sales. Prior to 2013, we distributed the textbooks directly to schools. Since then, we focus solely on creating content, sales and marketing activities. We collect commissions equal to 3% to 4% of the profits from the sales and distribution of our textbooks by qualified publishers.

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Each year the Education Bureaus will announce the main topic of the after-class materials. We have a cooperation agreement with China Youth Publishing Club where we are responsible for the marketing and sales of the materials to local organizations that offer after-class activities within the provinces. While we do not own copyrights, publishing or distribution rights of this material, we help conduct the marketing activity for the China Youth Publishing Club.

The NOC and Related Activities

Each year for the last 12 years, we have been authorized as the executing agency by the hosting entities of the NOC. The NOC is the leading large-scale competition platform in China focused on a popular model that combines online and off-line educational activities. Our role is to facilitate the implementation of the NOC. We do not have ownership rights in the NOC. Through our subsidiary, China Information Technology Education Magazine, we have established a website and own the domain name, through which we can execute the NOC. The central philosophy of the NOC is to “Promote learning through competition, to acquire skills through learning, to explore entrepreneurship through use of skills and to have an accomplished life through entrepreneurship.” It is a comprehensive platform aimed at assessing the ability of educators and students to apply their subject knowledge, be technologically innovative and culturally creative. We believe that this model promotes learning through competition and “fun” and “individuality” and incorporates a challenge to stimulate the students’ passion and interest in learning.

The NOC was a national information technology innovation and practice activity website for educators and students developed under the guidance of the MOE and State Intellectual Property Office. In 2002, with the approval of the Ministry of Science and Technology and the National Office for Science and Technology Awards, the NOC was created. Since its launch, the NOC and related activities have been conducted annually with over 50 million educators and students and over 60,000 schools from China, Taiwan, Hong Kong and Macau participating in its activities. The NOC has become one of the most influential competition activities, with the most participants, in China and over 75 million people following the NOC. The NOC team of judges, trainers and experts from different fields of education is comprised of more than 500 top experts and teaching professionals in the field of education.

Educational Database, Programs and Hardware Sales

Our educational databases and programs are developed for promotion through the NOC. We have a series of more than 100,000 educational databases and programs with advanced education concepts, developed from over a decade of NOC’s innovation philosophy and practice results, making full use of information technology and incorporating advanced education experience and learning methods both from home and abroad. The educational database and programs are designed to provide learning assistance to students, and professional education support to teachers and education administrators. Based on the teaching requirements, teaching methods and teaching goals of the current middle and elementary schools and the accompanying teaching materials, the NOC provides teachers and students with learning, management, evaluation and education resources and corresponding education services and support.

Educational database and program sales are made primarily to schools and other educational institutions. We bid to acquire contracts through a government central bidding process and we will also leverage the relationships developed through NOC activities to conduct regional or direct sales to schools. ZTL owns or has contractual rights to all of the intellectual property rights related to our educational database and programs products.

We market and sell hardware, such as calculators, on a regional level to schools on behalf of manufacturers and distributors. We earn commissions based on the quantity of products sold through our networks and relationships with local schools.

Online and Mobile Educational Platform

We have accumulated a large number of award-winning original creative works through the NOC and related activities. The NOC team of judges, trainers and experts from different fields of education is comprised of more than 500 top experts and teaching professionals in the field of education. The NOC has accumulated over 100,000 works of educational and teaching resources, which can be processed, developed and utilized to create education service products.

Given our vast product and customer resources, we believe that development of the online and mobile platform will offer us opportunities to expand our business to help more students and parents in China. We will adopt a membership model by collecting annual membership fees from our users. We will offer our members access to all of our resources and interactive platforms such as discussion boards to help the students in all academic areas. In addition, we will provide tests and quizzes to our users to evaluate individual personality, weaknesses, strengths, interests for education and career planning purposes.

Early-stage sales of services and products on the online and mobile platform will be promoted through our existing sales channels aimed at schools and other education institutions. We will also develop franchise agents to expand the customer base.

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Future Classroom

In October 2014, APFE signed a memorandum of understanding to acquire 100% equity interest of Shanghai Bohao Information Technology Company Limited (Bohao), a company registered and located in Shanghai, PRC. Bohao is engaged in the development and marketing of the Future Classroom Project. The total consideration to purchase Bohao will be $4.85 million or RMB30 million, with 50% payable in cash and 50% payable in shares of our common stock valued at our listing price on date of issuance. We plan to use part of our proceeds from this offering to pay the cash consideration of the acquisition. As of the date of this report, we have not signed a definitive binding agreement with shareholders of Bohao. We are performing due diligence and expect to complete the acquisition immediately after the consummation of this offering.

The Future Classroom Project is a university-enterprise cooperation project between Bohao and East China Normal University (ECNU). It is the research achievement led by professors and experts, combined with the "ECNU 985 Project", the National Education Information Technology Key Project, and the United Nations Education, Scientific and Cultural Organization (UNESCO) Project. The study objective of the Future Classroom is to explore classroom theory and practice from multiple aspects, including: what new features a classroom should have in the information era; how to realize classroom humanization, intelligent, ecology, variety, openness and interactivity, in order to change the existing dogmatic, modeled, generalized and static classrooms. In addition, as the rapid development of information communication technologies (ICT) has changed people's learning, thinking, work, life pattern, we believe the classroom has to change accordingly as it is an important place for students' learning and thinking.

The Future Classroom is a holistic integrated project, involved in theoretical study, physical architecture design, new technology and media utilizing a variety of interactive implementation, student seat combination, teaching platform development, new teaching models, mind visualization technology, and teaching practice evaluations. The physical architecture provides an open interface docking with the cloud resources platform and cloud management platform, realizing borderless high-definition interactive future classroom. For each specific classroom, the design has realized the overall technology and equipment configuration.

Sales, Marketing and Key Customers

We employ 14 sales persons to market our textbooks to the MOE, the DOE and the Education Bureaus. Although the MOE and DOE do not purchase our products directly, we need to obtain their approval for the use of our products and programs in schools under their jurisdiction.   Our sales force is also actively involved with educators in developing curricula based on our products. We intend to use our NOC platform to assist us in marketing our educational products.

After 12 years of NOC activities, the NOC has become a well-known education brand in China. We intend to rely on the publicity from NOC activities to build awareness of the NOC education platform brand. We will market our educational platform directly at conferences and events where we invite teachers, students and their families to learn about our education materials, through online and traditional media advertising and by partnering with schools to serve as model schools for promotions. We also intend to leverage our existing relationships with local provincial and municipal education administrative departments. We expect that word of mouth by students who participate in the NOC, and parents who subscribe and follow the NOC activities will also help to expand our brand.

We will promote the Future Classroom through our sales channels of our online and mobile education platforms and through the government bidding systems.

Research and Development

In 2013, we engaged third party internet technology companies to develop our online and mobile education platform. This platform provides an education network, which includes video/audio courses, cloud based network services for teachers, students, and parents and the network educational administration service systems and also serves as a comprehensive cloud based resource/space for educational institutions to share resources among themselves, including course management, video releases, examination system, courseware, study cards management system, etc. The content can be accessed by desktop computer or through handheld devices. Our own personnel also work with third party developers to add different functions to the platform.

Competition

We compete with a number of PRC and international companies in the PRC market. In our online education business lines, many of our competitors are larger, more established companies, such as China Education Alliance, Inc. and New Oriental Education & Technology Group, Inc. Many of our competitors have diverse businesses and are better specialized in either the online educational field, onsite training, or both. Apart from large well established educational groups, there are many new local companies that are entering the education market in the PRC and are offering products and services at lower costs to increase their market share. In our other business lines, we compete with many other companies in the education market.

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Property

We lease 14,830 square feet of office space in Beijing, China, which houses our corporate headquarters. Our Beijing lease agreements expire in 2015 and 2018 with a monthly rental of $39,500. We also lease offices with a total of 14,946 square feet in Shenzhen, China for a monthly rental of $22,800. Our Shenzhen leases expire in May 2015 and December 2016. We do not own any real property. We consider these facilities to be suitable and adequate for the management and operation of our business. Details of lease agreements are set out below:

No.	Leasee	Location	Lease Term	Area	Rental(RMB)
1	Beijing Wenhua	Room 501, Gaohelanfeng Building, No. 98 East 3rd Ring South Road, Chaoyang District, Beijing	2014-3-20 to 2015-3-19	107 m2	6.5/ m2/day; 21,154.79/ month
2	ZTL	Room 512, 513, Gaohelanfeng Building, No. 98 East 3rd Ring South Road, Chaoyang District, Beijing	2014-3-20 to 2015-3-19	364.59 m2	6.5/ m2/day; 72,082.49/month
4	Innovation Times	Room 508, Gaohelanfeng Building, No. 98 East 3rd Ring South Road, Chaoyang District, Beijing	2014-3-20 to 2015-3-19	198.24 m2	6.5/ m2/day; 39,193.7/month
5	China Information	Room 510, Gaohelanfeng Building, No. 98 East 3rd Ring South Road, Chaoyang District, Beijing	2014-3-20 to 2015-3-19	205.52 m2	6.5/ m2/day 40,633.02/month
6	APFE	Room 509 and 511, Gaohelanfeng Building, No. 98 East 3rd Ring South Road, Chaoyang District, Beijing	2014-3-20 to 2015-3-19	352.74 m2	6.5/ m2/day 69,739.64/month
7	ZTL	B1-4450, Building 3, No. 20 Yongan Road, Shilong Economy Development Zone, Mentougou District, Beijing	2013-12-10 to 2014-12-10 (in process of renewal)	50 m2	Nil
8	Shenzhen NOC	Room 405B, 4/F, Building 2, Meilinduoli Industrial Park North Ring Road, Futian District, Shenzhen	2014-5-11 to 2015-5-10	194 m2	80/ m2/month 15,520/month
9	ZTL	No. 202 Jiangzhuang Village, Taihu Town, Tongzhou District, Beijing	2015-1-3 to 2018-1-2	100 m2	30,000/ year
10	APFE	1/F, Qinghua Ziguang Technology Park, No. 13 Langshan Road, North Gaoxin Zone, Nanshan District, Shenzhen	2014-11-15 to 2016-12-31	398.19m2	105/ m2/month 41,809.60/month
11	Shenzhen NOC	1/F, Qinghua Ziguang Technology Park, No. 13 Langshan Road, North Gaoxin Zone, Nanshan District, Shenzhen	2014-11-15 to 2016-12-31	398.19 m2	105/ m2/month 41,809.6/month
12	WFOE	1/F, Qinghua Ziguang Technology Park, No. 13 Langshan Road, North Gaoxin Zone, Nanshan District, Shenzhen	2014-11-15 to 2016-12-31	398.19 m2	105/ m2/month 41,809.6/month

Intellectual Property Rights

Our trademarks, copyrights, domain names and other intellectual property rights distinguish our products and services from those of our competitors and enhance our ability to compete in our target markets. Our principal intellectual property assets consist of copyrights in our content. Substantially all of our publications and teaching aids are protected by copyright, whether registered or unregistered, either in our name as the author of a work made for hire, as the assignee of a copyright, or in the name of an author who has granted us a license to publish or use the work. Ownership of such copyrights secures the exclusive right to publish or use the work in the PRC. In most cases, the authors who retain ownership of their copyrights have granted us exclusive licenses to all rights for the full term of the copyrights.

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In addition, our intellectual property rights also include four trademark registrations in China, nine domain names registrations and one software copyright registration for our NOC learning platform program. We do not own any patents, franchises or concessions. See “Regulations-Regulations on Intellectual Property Rights”

We believe we have taken, and take in the ordinary course of business, all appropriate available legal steps to reasonably protect our intellectual property in all material jurisdictions. To protect our brand and other intellectual property, we rely on a combination of trademark, copyright, domain names, know-how and trade secret laws as well as confidentiality agreements with our employees, contractors and others. We cannot be certain that our efforts to protect our intellectual property rights will be adequate or that third parties will not infringe or misappropriate these rights. See “Risk Factors- We may not be able to adequately protect our intellectual property, which could cause us to be less competitive”

Copyright

As of the date of this prospectus, we have registered 1 copyright in the PRC, details of which are set out below:

No.	Certificate No.	Software name	Registration No.	Copyright owner	First published date	Registration date	Copyright obtained method
1	Ruanzhudengzidi 0762837	NOC Learning Comprehensive Platform V1.0	2014SR093593	Shenzhen NOC	2013-10-10	2014-7-8	Transferred

Trademarks

As of the date of this prospectus, we have four registered trademarks in the PRC, details of which are set out below:

No.	Trademark	Owner	Status	Registration No./ Application No.	Registration date/ application date	Expiry date	Class
1	恩欧希	Shenzhen NOC[1]	Registered	6956069	August 28, 2010	August 27, 2020	9
2	恩欧希	Shenzhen NOC[1]	Registered	6956070	October 7, 2010	October 6, 2020	41
3	联合光电	Innovation Times	Registered	7714573	April 28, 2011	April 27, 2021	9
4	NOC	Shenzhen NOC	Registered	3398031	June 7, 2014[2]	June 6, 2024	41

Note:

1.	the trade marks were transferred to Shenzhen NOC on October 12, 2011

2.	the trade mark was registered on June 7, 2004 and has been extended on June 7, 2014

Domain Names

As of the date of this prospectus, we have registered nine domain names in the PRC, details of which are set out below:

No.	Holder	Level	Domain name	Registration date	Expiry date
1.	China Information	Chinese Top Level	noc.net.cn	2004-03-08	2015-03-08
2.	China Information	Chinese Top Level	chinaitedu.cn	2009-02-11	2016-02-11
3.	China Information	Chinese Top Level	ceducation.cn	2012-01-12	2016-01-12
4.	China Information	Global Top Level	nocedu.com	2007-03-23	2015-03-23
5.	China Information	Global Top Level	nocgame.com	2007-03-23	2015-03-23
6.	Innovation Times	Global Top Level	hechangjie.com	2011-11-07	2015-11-08
7.	Innovation Times	Chinese Top Level	chinacreative.cn	2012-5-29	2015-06-02
8.	Innovation Times	Global Top Level	chinaedu.tv	2007-03-23	2015-03-23
9.	Shenzhen NOC	Global Top Level	sznoc.com	2014-03-21	2015-03-21

Employees

As of April 15, 2015, we had 110 employees, consisting of three executives, 18 administrative and finance employees, 15 marketing and sales personnel, 69 research and development staff, and five information technology technicians. We have no collective bargaining agreements, and we believe that we have good relations with our employees.

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Legal Proceedings

We do not currently have any material lawsuits either pending or threatened against us, but we may from time to time be involved in litigation and claims incidental to the conduct of our business.

REGULATIONS

This section sets forth a summary of the significant regulations or requirements that affect our business activities in China. ZTL, together with its subsidiaries has mainly engaged in periodical publishing and distribution, drafting of textbooks and teaching materials in cooperation with qualified publishers, distributing educational database, programs and hardwares, advertisement through self-owned periodicals and commercial operation of the NOC. APFE will primarily engage in the development and operation of online and mobile education platforms.

Regulations on Collectively-owned (Joint Stock Cooperative) Enterprise

ZTL, is a collectively-owned (joint stock cooperative) enterprise established in Mentougou District of Beijing, on August 12, 1998.

The fifth Session of the fifth National People’s Congress, or NPC, promulgated the Constitution of the People's Republic of China, or the PRC Constitution, on December 4, 1982 which was revised in accordance with the constitutional amendments adopted on April 12, 1988, March 29, 1993, March 15, 1999 and March 14, 2004 respectively. According to the PRC Constitution, the basis of the socialist economic system of the PRC is socialist public ownership of the means of production, namely, ownership by the whole people and collective ownership by the working people. ZTL, a collectively-owned (joint stock cooperative) enterprise, is one kind of public ownership.

To ensure the consolidation and development of urban economy with collective ownership, Regulations of the People's Republic of China on Urban Collectively-owned Enterprises, or Collectively-owned Enterprises Regulations, was promulgated by the State Council on September 9, 1991 and became effective on January 1, 1992 which was revised on January 8, 2011. According to the Collectively-owned Enterprises Regulations, a collectively-owned enterprise is a socialist economic organization in which property is owned collectively by the employees of the enterprise. A collectively-owned enterprise is a legal entity under the law and independently assumes all applicable civil liabilities with all its property.

On November 14, 1993, the central committee of China Communist Party issued the Decision on Several Issues of Building Socialist Market Economy System, which specified that small state-owned enterprises and collectively-owned enterprises may adopt joint stock cooperative system. On June 16, 1997, National Committee for Economic System Reform (which no longer exists but the function of which has been incorporated into NDRC in 2003) issued the Guiding Opinions of National Committee for Economic System Reform on Developing Urban Joint Stock Cooperative Enterprises, or JSC Guiding Opinions, which specified that a joint stock cooperative enterprise is a new form of business organization which is different from a joint-stock enterprise or partnership. Pursuant to the JSC Guiding Opinions, a newly established joint stock cooperative enterprise or an enterprise completed joint stock cooperative reform shall duly register with competent authority.

Beijing Municipal People’s Government promulgated the Interim Measures for Beijing Joint Stock Cooperative Enterprises, or Interim Measures, on July 25, 1994 pursuant to which a joint stock cooperative enterprise can be newly established or established through reform from its original enterprise form. ZTL was newly established on August 12, 1998 pursuant to the Interim Measures. Then the Interim Measures were replaced by Measures for Implementation of Joint Stock Cooperative System in Urban Enterprises, or Beijing JSC Measures, which was promulgated by the Beijing Municipal People’s Government on October 20, 1999 and further revised on August 27, 2001. A joint stock cooperative enterprise, or JSCE, has the following characteristics:

Similar to a limited liability company:

•	A JSCE is an independent legal person which may enjoy civil rights and independently assume civil liabilities.
•	A JSCE shall assume responsibility for its debts with all its own assets, and its equity holders have limited liability based on their pro rata equity contributions.

  Different from a limited liability company:

•	The highest authority organ of JSCE is the equity holders’ and employees’ representatives’ meeting.
•	The equity of the JSCE may consist of, in terms of the equity nature, collective-owned equity, employee’s individual equity, social legal person equity and social individual equity. A JSCE may or may not have social legal person equity and social individual equity and the equity setting shall be clearly specified in the articles of association of JSCE.
•	The holder of collective-owned equity shall be employees as a whole; the holders of employee’s individual equity shall be employees as an individual; and no particular qualifications for the social legal person equity and social individual equity.
•	Generally, the employee’s individual equity and collective-owned equity shall be, in aggregate, no less than 51% of the total equity of JSCE.
•	The employee’s individual equity shall not be transferred to individuals that are not employees of JSCE.
•	Any transfer of social legal person equity and social individual equity shall be agreed by more than half of the equity holders and employees at the equity holders’ and employees’ representatives’ meeting. Employees of JSCE have the right of first refusal to purchase them under similar terms. Those transferred equity purchased by employees become employees’ individual equities.

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Pursuant to Beijing Administrative Measures on Registration of Joint Stock Cooperative Enterprises, or JSCE Registration Measures, which was promulgated Beijing Administration Bureau of Industry and Commerce on March 21, 2000, the registration authority for Beijing JSCEs is Beijing Administration Bureau of Industry and Commerce and its branches. Further, JSCE Registration Measures stipulated that there shall be more than two equity holders for JSCE’s establishment, and the equity holders could be natural person, legal person, individual proprietorship enterprise or partnership. For newly-established JSCE, employee’s individual equity shall be no less than 51% of the registered capital of JSCE and the equity held by single largest equity holder shall not exceed 80% of the registered capital of JSCE in principal.

ZTL, has duly registered with Mentougou Branch of Beijing Administration Bureau of Industry and Commerce in accordance with the JSCE Registration Measures.

Regulations on Publishing of Periodicals and Foreign Ownership Prohibition

ZTL is mainly engaged in the publishing of periodicals and distribution of publications,. Periodical publication activities conducted within the PRC are under the regulation of the Administrative Regulations on Publication, or Publication Regulations, which was promulgated by the State Council on December 25, 2001 and further amended on March 19, 2011, July 18, 2013 and July 29, 2014 respectively, and Provisions on the Administration of Periodical Publication, or Periodical Publication Provisions, which was promulgated by General Administration of Press and Publication, or GAPP (now known as the State Administration of Press, Publication, Radio, Film and Television, or the SAPPRFT) on September 30, 2005 and became effective on December 1, 2005.

Establishment of Periodical Publication Entities

According to the Periodical Publication Provisions, periodicals or magazines may be published by lawfully established periodical publication entities. The establishment of a periodical publication entity must meet certain requirements as specified by the Periodical Publication Provisions including, among others, having competent authorities and a sponsor recognized by the SAPPRFT. A periodical publication entity may have two or more sponsors, but a main sponsor must be determined. The main sponsor of a periodical shall be an entity subordinated to its competent authorities. A periodical publication entity and its main sponsor shall be situated in the same administrative region.

To establish a periodical publication entity, the sponsor or the main sponsor shall, after being approved by its competent authorities, (i) obtain the approval of SAPPRF, (ii) hold a CN serial number(for public circulation periodicals only); and (iii) obtain the License for Periodical Publication. The sponsor or the main sponsor shall also go through the registration formalities within 60 days after receiving the approval of SAPPRFT.

Content and Operation of Periodicals

Like other publishing entities such as newspaper offices, book publishing houses, audiovisual publishing houses and publishing houses of electronic publications, periodical publication entities must implement a system of accountability by editors to ensure the contents published in the periodicals are in compliance with the provisions of the laws and regulations of the state. No publication shall, among other things, contain any contents that may contravene the basic principles stipulated in the PRC Constitution, jeopardize state unification, harm sovereign and territorial integrity, divulge state secrets, jeopardize state security, or have any similar effect.

The gathering and editing activities and operating business of a periodical must be strictly separated from each other. A periodical publication entity may not sell, lease or transfer the name of the entity and the title, name, layout of the periodical, or on-lend, transfer, lease or sell the License for Periodical Publication.

Administration and Legal Liabilities

The SAPPRFT shall be responsible for the supervision and administration of periodical publication activities nationwide and the local administrative departments of press and publication at all levels is responsible for the supervision and administration of periodical publication activities within their respective administrative regions.

The administration of periodical publication must follow the post-publication review system, quality assessment system, annual verification system and personnel qualification management system. Administrative authorities for press and publication at the level of province, autonomous region or municipality directly under the central government are responsible for conducting an annual verification and inspection of periodical publication entities within their respective administrative regions. The content of annual verification and inspection shall include the registered items of periodical publication entities and periodicals published by them, publication quality, observance of laws and disciplines, etc.. Any violation of the Administrative Regulations on Publication and/or Periodical Publication Provisions may subject the company to legal liabilities including but not limited to, warning, criticism, correction order, suspension of printing and circulation, revocation of License for Periodical Publication, fines, confiscation of the publications and the illegal income, etc.

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Foreign Ownership Prohibition

According to the most updated version of Guiding Catalog for Foreign Investment Industries, which was promulgated by MOFCOM and the National Development and Reform Commission on March 10, 2015, which will be effective on April 10, 2015, or the Guiding Catalog, the publication of books, newspapers and periodicals is an industry where foreign investments are prohibited.

In light of the aforesaid prohibition, we rely on ZTL and its subsidiaries, our VIEs in China, to carry out the periodicals publishing activities in China. China Information, which is 90% owned by ZTL, has obtained a License for Periodical Publication for its self-owned periodical named as China Information Technology Education. Innovation Times, which is 90% owned by ZTL, has also obtained a License for Periodical Publication for its self-owned periodical named as Innovative Times. The details of relevant license are set out below:

Publishing entity	Periodical name	CN serial number	Circulation scope	Sponsor	Competent authority	Valid period
China Information	China Information Technology Education	CN11-5678/TP	For public circulation	National Center for Educational Technology; ZTL	Ministry of Education of the PRC	July 2, 2013 to December 31, 2018
Innovation Times	Innovation Times	CN11-5830/N	For public circulation	China Invention Association; ZTL	State Intellectual Property Office of the PRC	May 20, 2013 to December 31, 2018

Restrictions on Entry of Non-public-owned Capital

To guide and govern the entry of non-public-owned capital into the cultural industry, the State Council has promulgated “Certain Regulations of the State Council Concerning the Entry of Non-Public-Owned Entities into the Cultural Industry” on 13 April 2005 which set out, among others, that non-public-owned capital are prohibited from establishment and operation of news agencies, newspaper and periodical houses, publishing houses, broadcast stations, radio and television transmission and relay stations, radio and television broadcasting satellites, satellite uplink stations and satellite receiving-transmitting stations, microwave stations, monitoring stations, community antenna television trunk communication networks, etc.

On June 28, 2012, GAPP promulgated Detailed Rules of Implementation of the General Administration of Press and Publication on Supporting Private Capital to Participate in Publishing Business which specified, among others:

•	Private investors shall continue to be supported to invest in the establishment of printing and reproduction enterprises that produce publications, packaging materials and other printed matters, as well as recordable compact discs, and that print and reproduce read-only compact discs.
•	Private investors shall continue to be supported to invest in the establishment of enterprises for the general distribution, wholesale, retail and chain operations of publications, and to engage in the distribution and business operations of books, newspapers, periodicals, audio-visual products, electronic publications and other published products.
•	Private investors shall continue to be supported to invest in the establishment of online publishing enterprises, including those publishing online games, those engaging in publishing via mobile phones, those publishing electronic books and those developing content software, and other digital publishing enterprises, and to operate digital publishing businesses.
•	Private investors are supported to participate in publishing businesses by raising funds in capital markets via listed state-owned publishing and media enterprises. On the other hand, State-owned publishing and media enterprises are supported to absorb private capital by going public to raise funds, so as to open up the publishing industry to private capital in an orderly manner.

Regulations on Distribution of Publications and Foreign Investment therein

According to the Publication Regulations which also apply to distribution of publications, a publishing entity may distribute publications published by itself, but shall not distribute publications published by other publishers, unless they have obtained an Operation License for Publications with the relevant business scope approved.

According to the Regulations on the Administration of the Publications Market, or Publications Market Regulations, jointly promulgated by GAPP and MOFCOM on March 25, 2011, “publications” refer to newspapers, periodicals, books, audio-video products and electronic publication. In addition, “publication distribution” includes general distribution, wholesale, retail, and activities, for example, of leasing and sales exhibitions; “general distribution” means exclusive sale of publications by an entity engaging in general distribution of publications; “wholesale” means sale of publications to other publication operators; and “retail” means sale of publications directly to consumers.

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To establish an enterprise engaged in general distribution of publications or for an existing enterprise to operate a general distributorship of publications, application must be made to the administrative department of press and publication of the province, autonomous region or municipality directly under the central government for review and verification, and must then be submitted to SAPPRFT for approval. Upon approval, an Operation License for Publications is issued by SAPPRFT.

To establish a new enterprise engaged in wholesale of publications or for an existing enterprise to engage in wholesale of publications, applications must be made to the local administration of press and publication at the municipal level for review and verification, and then submitted to administrative department of press and publication of the province, autonomous region or municipality directly under the central government for approval. Upon approval, an Operation License for Publications is issued by the administration of press and publication at the level of province, autonomous region or municipality directly under the central government.

To establish a new enterprise engaged in retail sales of publications or for an existing enterprise or individual(s) to engage in retail sales of publications, applications must be submitted to the local administration of press and publication at the county level. Upon approval, an Operation License for Publications will be issued by the local administrative department of press and publication at county level.

ZTL, our VIE in the PRC, has obtained an Operation License for Publications from Beijing Mentougou District Culture Committee with an approved business scope of retail publications including books, periodicals, newspapers, audio and visual products and electronic publications. China Information, which is 90% owned by ZTL, has obtained an Operation License for Publications from Beijing Municipal Bureau of Press and Publications, or BMBPP (now known as Beijing Municipal Bureau of Press, Publication, Radio, Film and Television) with an approved business scope of wholesale and retail self-published periodicals. Innovation Times, which is 90% owned by of ZTL, has obtained an Operation License for Publications from BMBPP, with approved business scope of wholesale self-published periodicals and retail of books and periodicals. Beijing Wenhua Times, a wholly-owned subsidiary of ZTL, has obtained an Operation License for Publications from BMBPP with an approved business scope for the wholesale and retail sale of books, periodicals and electronic publications. An entity and individual engaging in the publications distribution business may not go beyond the business scope approved by the administrative department of press and publication, otherwise the administrative department of press and publication may order the entity to stop the unlawful conduct and issue a warning, as well as impose a fine of up to RMB 30,000.

On November 24, 2014, the State Council published its Decisions on Cancelling and Adjusting a Batch of Administrative Examination and Approval Items (Guofa [2014] No. 50), pursuant to which, the pre-registration examination and approval requirement of wholesale and retail publication businesses in accordance with abovementioned Publication Regulations, have been modified into post-registration examination and approval.

Sino-foreign equity/cooperative joint venture enterprises and wholly foreign-owned enterprises are allowed to engage in distribution activities for books, newspapers, periodicals and electronic publications. Sino-foreign cooperative joint venture enterprises are allowed to engage in distribution activities for audio-visual products. If any of them engages in the chain operation business for books, newspapers and periodicals, and has over 30 chain stores, a foreign investor is not allowed to hold a controlling stake (more than 50%).

Regulations on the Drafting, Auditing, Publishing and Distribution of Textbooks

According to the Regulations on the Administration of Distribution of General Textbooks for Primary and Secondary Schools, which was promulgated on February 16, 1995, general textbooks for primary and secondary schools refer to textbooks, reference books, wallcharts, and the like listed in the National Textbook Catalogue for General Primary and Secondary School, or National Textbook Catalogue, issued by the National Education Commission (now known as Minister of Education for the PRC, or MOE) every spring and autumn and the Textbook Catalogue for Primary and Secondary Schools, or Textbook Catalogue, reviewed and supplemented by the administrations of education of each province, autonomous region and municipality.

According to the Publication Regulations and the Publications Market Regulations, textbooks for middle schools and primary schools shall be examined and approved by the education administrative department of the State Council. The agencies responsible for publishing and distributing textbooks shall have the funds, organizational structure, personnel and other conditions required to satisfy the demand to publish and distribute textbooks and shall have obtained the qualifications for publishing and distributing textbooks required by the competent publication administrative department of the State Council. The textbook distribution agencies for middle schools and primary schools that fall into the scope of governmental procurement, shall be determined in accordance with the relevant provisions of the Government Procurement Law of the People’s Republic of China. No other agency or individual may engage in publishing or distributing the textbooks to middle schools and primary schools.

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In accordance with the Provisional Regulations on Government Purchase of government subsidized-textbooks jointly issued by the Ministry of Finance and MOE in January 2005, provincial education departments and finance bureaus shall establish a specific office responsible for government purchase of government-subsidized textbooks locally. This government purchase shall be conducted by way of public competitive bidding process under the guiding principles of “openness, fairness and impartiality”.

China Information has not obtained any licenses to publish or distribute textbooks. However, China Information has entered into cooperation agreements with qualified publishers, pursuant to which China Information creates content for textbooks and co-owns the copyright with qualified publishers or independently enjoys the copyright, as the case may be.

Regulations on Advertising Industry and Foreign Ownership Restrictions

ZTL has carried out its advertising business through periodicals, China Information Technology Education and Innovation Times, therefore the Company believes that ZTL complies with all relevant laws and regulations for engaging in advertising business.

License for advertising companies and institutions

The State Administration for Industry and Commerce, the SAIC, is responsible for the supervision and regulation of advertising activities. The Advertising Law adopted by the Tenth Session of the Standing Committee of the Eighth National People's Congress which became effective on February 1, 1995, the Regulations on the Administration of Advertisements promulgated by the State Council in October 1987 and Rules for the Implementation of the Regulations on the Administration of Advertisements issued by the SAIC in November 2004 outline the regulatory framework of the advertising industry. Pursuant to these regulations, companies engaged in advertising activities must obtain from the SAIC or its local counterparts a business license which specifically includes advertising services within its business scope. For Radio stations, television stations, entities publishing newspapers and/or periodicals, public institutions and other entities that concurrently engage in advertising business, they shall apply for registration with local administrations for industry and commerce and the latter shall issue the Operation License for Advertising to the applicants.

China Information and Innovation Times hold the required Operation License for Advertising. However, for China Information, the Operation License for Advertising expired on December 31, 2013. China Information has applied to Beijing AIC for renewal, however China Information has not yet obtained the newly issued Operation License for Advertising.

Advertising content

The PRC advertising laws, rules and regulations set forth certain requirements on the content of advertisements in China. The content of an advertisement is subject to the following restrictions:

•	The PRC national flag, national emblem and national anthem of the PRC cannot be shown or played in the advertisement;

•	An advertisement cannot be made in the names of governmental authorities or government officials;

•	Words such as "state level," "the highest" or "the best" and the like cannot be used in the advertisement;

•	An advertisement cannot contain anything that would be harmful to social stability, personal and property safety and social public interests;

•	An advertisement cannot contain anything that would jeopardize social and public order and violate good social convention;

•	An advertisement cannot have content that is obscene, superstitious, terrorizing, violent or evil;

•	An advertisement cannot have content that is discriminative against nationalities, races, religions and gender;

•	An advertisement cannot have content that is contrary to the protection of the environment or natural resources; and

•	An advertisement cannot have other content that is forbidden by laws and administrative decrees.

Advertisements for special drugs like anesthetic, psychotropic, toxic or radioactive drugs are prohibited. There are also specific restrictions and requirements regarding advertisements that relate to matters such as patented products or processes, pharmaceutical products, medical procedures, foods, alcohol, tobacco, and cosmetics. In addition, all advertisements relating to pharmaceuticals, medical procedures, agrochemicals and veterinary pharmaceuticals, together with any other advertisements which are subject to censorship by administrative authorities in accordance with relevant laws or regulations, are subject to content censorship by relevant regulatory authorities prior to dissemination.

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Advertisers, advertising operators, including advertising agencies, and advertising disseminators are liable for the truthfulness of the content of the advertisements. Under the applicable laws and regulations, advertising operators and advertising disseminators must review and examine the supporting documents for advertisements provided by advertisers and verify that the content of the advertisements complies with the applicable PRC laws and regulations. Prior to publishing advertisements that are subject to government censorship and approval, advertising disseminators are obligated to verify that such censorship has been performed and the approval has been obtained.

Violation of these regulations may result in penalties, including fines, confiscation of advertising income, orders to cease dissemination of the advertisements and orders to publish an advertisement to correct the misleading information. In circumstances of severe violations, the SAIC or its local counterparts may cease their advertising business to rectify, or revoke violators' licenses or permits for their advertising business operations and they may be subject to criminal prosecution if their activities constitute a crime. Furthermore, advertisers, advertising operators or advertising distributors may be subject to civil liability if they infringe the legal rights and interests of third parties in the course of their advertising business.

Foreign investments in advertising

Under the Administrative Provisions on Foreign Investment in the Advertising Enterprises latest amended on August 22, 2008 and effective on October 1, 2008, foreign investors can invest in the PRC advertising industry either through wholly owned enterprises or joint ventures with Chinese parties. However, to invest in the advertising industry, foreign investors, if investing with Chinese partners, must (1) be engaged in advertising business, (2) have been operating for at least two years, and (3) have a track record of advertising business, and if investing by itself or with other foreign investors, must have at least three years of operation and have advertising as their core business.

We are a U.S. company and a foreign legal person under the PRC laws and we have not directly operated any advertising business outside of China. Therefore, we do not qualify under the PRC regulations to directly provide advertising services. Accordingly, our subsidiary, WFOE, is ineligible to apply for the required licenses for providing advertising services in China. Our advertising business is operated by China Information and Innovation Times, which are both 90% owned by ZTL, our VIE in the PRC, directly operate our advertising business, enter into advertising agreements with our advertisers or an advertising agent, design and produce advertisements, and publish advertisements via self-owned periodicals. We expect to continue to depend on ZTL and its subsidiaries to operate our advertising business in China.

Regulations on Online Education

We will, through our VIE APFE, engage in the provision of online education-related services.

Pursuant to the Administrative Regulations on Educational Websites and Online and Distance Education Schools issued by the MOE in 2000, or Online Education Regulations, educational websites and online education schools may provide education services in relation to higher education, primary education, preschool education, education for teachers, occupational education, adult education, other education and public educational information services. “Educational websites” refer to organizations providing education or education-related information services to website visitors by means of a database or online education platform connected via the Internet or an educational television station through an Internet service provider. “Online education schools” refer to education websites providing academic education services or training services that issue education certificates. According to the Online Education Regulations, setting up educational websites and online education schools is subject to approval from relevant education authorities, depending on the specific type of education provided. Any education website and online education school shall, upon receipt of the approval, indicate on its website such approval information as well as the approval date and file number.

However, according to the Administrative License Law promulgated by the Standing Committee of the NPC, on August 27, 2003, which became effective on July 1, 2004, only laws promulgated by NPC and regulations and decisions promulgated by the State Council may establish administrative license requirements. Further, according to the Decision on the Establishment of Administrative Licenses for the Administrative Examination and Approval Items Really Necessary to be Retained promulgated by the State Council on June 29, 2004, and later amended on January 29, 2009, operators of “online education schools” must obtain administrative licenses from the government, while no administrative license is required to operate “educational websites.” Accordingly, if our VIE, APFE, will engage in online education-related services only, it will not be required to obtain approval to operate “educational websites” from the MOE. However, if APFE will operate “online education schools” which will directly offer government accredited degrees or certifications through its online education or training services, APFE need obtain a license to operate “online education schools”.

Regulations on Value-Added Telecommunication Services and Foreign Ownership Restrictions

The PRC government extensively regulates the telecommunications industry, including the Internet sector. The State Council, the Ministry of Industry and Information Technology, or the MIIT, the Ministry of Commerce, or the MOFCOM, the SAIC, the SAPPRFT (formerly the GAPP), the Ministry of Culture, or the MOC, and other relevant government authorities have promulgated an extensive regulatory scheme governing telecommunications and Internet-related services. China Information, the operating entity for NOC, and APFE, the operating entity to provide online education after the Listing, is subject to these laws and regulations.

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Licenses for Value-Added Telecommunication Services

The Telecommunications Regulations of the People’s Republic of China, or the Telecom Regulations, were issued by the State Council on September 25, 2000 and amended on July 29, 2014, which set out the general framework for the provision of telecommunication services by the PRC companies. Under the Telecom Regulations, it is a requirement that telecommunications service providers obtain operating licenses prior to their commencement of operations. The Telecom Regulations draw a distinction between “basic telecommunications services” and “value-added telecommunications services.” A “Catalog of Telecommunications Business” was issued as an attachment to the Telecom Regulations to categorize telecommunications services as basic or value-added. In February 2003, the Catalog was updated and information services such as content service, entertainment and games services are classified as value-added telecommunications services.

On September 25, 2000, the State Council promulgated the Administrative Measures on Internet Information Services, or the Internet Measures, as amended in January 2011, which regulate the provision of Internet information services. Under the Internet Measures, “Internet information services” refer to services that provide Internet information to online users, and are categorized as either commercial services or non-commercial services. Pursuant to the Internet Measure, commercial Internet information services operators must obtain a value-added telecommunications license for Internet information services from the relevant government authorities before engaging in any commercial Internet information services operations within the PRC, and a non-commercial Internet information services operators must go through the record-filing formalities. In addition, if the Internet information services involve provision of information relating to news, publication, education, medicine, health, pharmaceuticals, medical equipment and other services for which statutory approvals are required from other additional governmental authorities, such approvals must be obtained before applying for such license.

On March 5, 2009, the MIIT issued the Administrative Measures for Telecommunications Business Operating Permit, or the Telecom Permit Measures, which took effect on April 10, 2009. The Telecom Permit Measures confirm that there are two types of telecom operating licenses for operators in China, namely, licenses for basic telecommunications services and licenses for value-added telecommunications services. The value-added telecommunications services operating license, or VATS License, are further categorized into trans-regional VATS License and VATS License for operation within a specific region. For a holder of a trans-regional VATS License, it is required to set up its subsidiaries or branches in the relevant administrative regions according to the requirements of the VATS License, and file its trans-regional VATS License with the local branch of the MIIT in each of the regions where it has operation. The operation scope of the license will detail the permitted activities for the enterprise to which the license is granted. An approved telecommunication services operator shall conduct its business in accordance with the specifications listed in its VATS License.

Under the PRC laws and regulations, if an entity is found to operate value added telecommunication business without VATS License, it may face monetary penalties or confiscation of proceeds received from the business without approval, or be ordered to suspend business. Our NOC website operated by China Information which is mainly for publicity purpose and also a channel for students to sign up for the competition and submit works, is believed to be non-commercial in nature, therefore China Information has duly gone through record-filing formalities for the NOC website. APFE which is planned to be the operating entity for online education will obtain VATS License pursuant to relevant laws and regulations. For details, please refer to Risk Factors- Risks Related to Doing Business in China-ZTL and its subsidiaries are required to obtain various operating licenses and permits and to make registrations and filings for our current business in China; failure to comply with these requirements may materially adversely affect our business operations; and Risk Factors- Risks Related to Doing Business in China-Uncertainties with respect to the Chinese legal system could have a material adverse effect on us.

Foreign Investment in Value-Added Telecommunications Services

Pursuant to the Provisions on Administration of Foreign Invested Telecommunications Enterprises promulgated by the State Council on December 11, 2001 and amended on September 10, 2008, the ultimate foreign equity ownership in a value-added telecommunications services provider may not exceed 50%. Moreover, for a foreign investor to acquire any equity interest in a value-added telecommunications business in China, it must satisfy a number of stringent performance and operational experience requirements, including demonstrating good track records and experience in operating value-added telecommunications businesses overseas. Foreign investors which meet these requirements must obtain approvals from the MIIT and MOFCOM or their authorized local counterparts, which retain considerable discretion in granting approvals. Pursuant to publicly available information, the PRC government has issued telecommunications business operating licenses to only a limited number of foreign invested companies, all of which are Sino-foreign joint ventures engaging in value-added telecommunications business.

The most updated version of the Guiding Catalog, also imposes this 50% restrictions on foreign ownership in value-added telecommunications business.

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The Circular on Strengthening the Administration of Foreign Investment in and Operation of Value-added Telecommunications Business issued by the MIIT in July 2006, or the MIIT Circular, reiterates restrictions on foreign investment in telecommunications businesses, and requires foreign investors to set up foreign-invested enterprises and obtain a VATS License to conduct any value-added telecommunications business in China. Under the MIIT Circular, a PRC company that holds a VATS License in China is prohibited from leasing, transferring or selling the license to foreign investors in any form, and from providing any assistance, including providing resources, sites or facilities, to foreign investors to conduct value-added telecommunications business illegally in China. Furthermore, the relevant trademarks and domain names that are used in the value-added telecommunications business must be owned by the local VATS License holder or its shareholder(s). The MIIT Circular further requires each VATS License holder to have the necessary facilities for its approved business operations and to maintain such facilities in the regions covered by its license. In addition, all value-added telecommunications service providers are required to maintain network and information security in accordance with the standards set forth under relevant PRC regulations. If a VATS License holder fails to comply with the requirements in the MIIT Circular or remedy any non-compliance, the MIIT or its local counterparts has the discretion to take administrative measures against such VATS License holders.

In light of the aforesaid restrictions, we rely on our VIEs in China, to engage in the business of value-added telecommunications services in China. No assurances can be made that the relevant authorities will not take the position that the structure of our companies and the contractual relationships that we have with the VATS license holder, would violate the MITT Circular. Such a finding by the relevant authorities could have an adverse impact on our operations and result in a loss of your investment.

Regulation on Online Cultural Activities

The Ministry of Culture promulgated the Interim Provisions on the Administration of Internet Culture, or the Internet Culture Provisions, on February 17, 2011. Pursuant to the Internet Culture Provisions, to establish a commercial internet cultural entity, the entity must file an application with the relevant culture administrative department for approval and obtain a Network Cultural Business License before registration, while a non-commercial internet cultural entity must go through the filing procedure with the relevant culture administrative department after registration. “Internet cultural entities” refer to Internet information service providers that are approved by or have filed records with culture administrative departments and telecommunications administrative departments to engage in Internet cultural activities. “Internet cultural activities” is defined in the Internet Culture Provisions as an act of provision of Internet cultural products and related services, which includes (i) production, duplication, importation, distribution and broadcasting of the Internet cultural products; (ii) online dissemination whereby cultural products are posted on the Internet or transmitted via Internet to end-users, such as computers, fixed line telephones, mobile phones, radios, television sets and games machines, for online users’ browsing, reading, use or downloading; and (iii) exhibition and competition of the Internet cultural products. In addition, “commercial internet cultural activities” refer to the activities of providing Internet cultural products and services to obtain benefits by charging fees from Internet access users or by way of electronic commerce, advertisements, sponsorships, etc., for the purpose of making profits. Any violation of the Internet Culture Provisions may be investigated and punished by the culture administrative department or cultural market comprehensive law enforcement agency in accordance with the Measures for Investigating, Punishing and Banning Unlicensed Business Operations. For non-commercial internet cultural activities without filing records, the local branch of MOC may order to rectify the situation within a specified time limit and order to suspend the internet cultural activities in the event of failure to rectify, and levy a fine of up to RMB1,000.

However, on November 24, 2014, the State Council published its Decisions on Cancelling and Adjusting a Batch of Administrative Examination and Approval Items (Guofa [2014] No. 50), pursuant to which, the pre-registration examination and approval requirement of commercial internet cultural business in accordance with abovementioned Internet Culture Provisions, have been modified into post-registration examination and approval.

China Information, our NOC operating entity engaged in the internet cultural business, has not obtained the relevant license, nor has it gone through filing formalities with the relevant culture administrative department. For details, please refer to Risk Factors- Risks Related to Doing Business in China- ZTL and its subsidiaries are required to obtain various operating licenses and permits and to make registrations and filings for our current business in China; failure to comply with these requirements may materially adversely affect our business operations.

Regulations on Broadcasting Audio-Video Programs through the Internet or Other Information Network

The SAPPRFT promulgated the Rules for Administration of Broadcasting of Audio-Video Programs through the Internet and Other Information Networks, or the Broadcasting Rules, in 2004, which became effective on October 11, 2004. The Broadcasting Rules apply to the activities of broadcasting, integration, transmission, downloading of audio-video programs with computers, televisions or mobile phones as main terminals and through various types of information networks. Pursuant to the Broadcasting Rules, a Permit for Broadcasting Audio-Video Programs via Information Network is required for engaging in Internet broadcasting activities.

On December 20, 2007, SAPPRFT and MIIT issued the Internet Audio-Video Program Measures, which became effective on January 31, 2008. Among other things, the Internet Audio-Video Program Measures stipulate that no entities or individuals may provide Internet audio-video program services without a License for Disseminating Audio-Video Programs through Information Network issued by SAPPRFT or its local bureaus or completing the relevant registration with SAPPRFT or its local bureaus and only entities wholly owned or controlled by the PRC government may engage in the production, editing, integration or consolidation, and transmission to the public through the Internet, of audio-video programs, and the provision of audio-video program uploading and transmission services. There are significant uncertainties relating to the interpretation and implementation of the Internet Audio-Video Program Measures, in particular, the scope of “Internet Audio-Video Programs.” However, on April 1, 2010, SAPPRFT promulgated the Tentative Categories of Internet Audio-Visual Program Service which clarified the scope of Internet Audio-Video Programs. According to the Tentative Categories of Internet Audio-Visual Program Service, there are four categories of Internet audio-visual program service which in turn are divided into seventeen sub-categories. The third sub-category of the second category covers the making and broadcasting of certain specialized audio-visual programs concerning art, culture, technology, entertainment, finance, sports, and education.

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We do not have revenue directly derived from audio-video program services that may be subject to the Audio-Video Program Measures. The students’ NOC works displayed online are simply for publicity and exhibition purpose. In addition, we do not provide audio-video program uploading and transmission services. As a result, we believe that we are not subject to the Internet Audio-Video Program Measures. However, there is no further official or publicly available interpretation of these definitions, especially the scope of “Internet audio-video program service.” If the governmental authorities determine that our exhibition of students’ NOC works falls within the Internet Audio-Video Program Measures, we may not be able to obtain the License for Disseminating Audio-Video Programs through Information Network. If this occurs, we may become subject to significant penalties, fines, legal sanctions or an order to suspend our use of audio-video content. For details, please also refer to Risk Factors- Risks Related to Doing Business in China- ZTL and its subsidiaries are required to obtain various operating licenses and permits and to make registrations and filings for our current business in China; failure to comply with these requirements may materially adversely affect our business operations.

Regulations on Internet Publication and Cultural Products

The Tentative Measures for Internet Publication Administration, or Internet Publication Measures, were jointly promulgated by GAPP and the MIIT on June 27, 2002 and became effective on August 1, 2002. Pursuant to the Internet Publication Measures, any act by an Internet information service provider to select, edit and process content or programs and to make such content or programs available on the Internet for the public to read, use and download constitutes an Internet publication. The provision of periodicals via internet is deemed an Internet publication activity and therefore, an entity providing periodicals online is required to obtain an Internet Publishing License so that it can directly offer its periodicals to the public in the PRC. To date, we have not obtained the Internet Publishing License. We have entered into agreements with several agencies which have obtained Internet Publishing Licenses so as to provide our periodicals via internet. However, on the official website of our periodicals, namely China Information Technology Education, for the purpose of publicity, we have made available the electronic versions of China Information Technology Education for 2012 and 2013 for free review. If we are found to be providing periodicals online without the Internet Publishing License, the SAPPRFT may notify the relevant local telecommunications authorities to revoke our VATS License, and notify the relevant local branches of the SAIC to amend or revoke our business licenses. In addition, the SAPPRFT may, among other things, levy fines of up to five to ten times of the turnover generated from the unlicensed operations during our putative non-compliance period, confiscate the income generated from the unlicensed operations during the non-compliance period and require us to discontinue providing periodicals online. Any of these penalties, if imposed, may materially and adversely affect our business and results of operations. For details, please also refer to Risk Factors- Risks Related to Doing Business in China- ZTL and its subsidiaries are required to obtain various operating licenses and permits and to make registrations and filings for our current business in China; failure to comply with these requirements may materially adversely affect our business operations.

Regulations on Software Development Activities

On March 5, 2009, the MIIT promulgated the Administrative Measures on Software Products, or the Software Measures, which took effect on April 10, 2009. The Software Measures brought into place a registration and filing system for software products. The development, production, sale, export or import of software products which infringe on third party property rights, contain computer viruses, endanger the safety of computer systems, do not comply with applicable software standards of the PRC, or which contain content prohibited by the PRC laws, rules and regulations, are prohibited by the Software Measures. The software products developed and produced in the PRC may enjoy relevant preferential policies stipulated in Several Policies on Encouragement of the Development of Software and Integrate Circuit Industries issued by the State Council on June 24, 2000, such as refund of value-added taxes for sales of software, after they are registered and filed according to the Administrative Measures on Software Products. Software registration institutions entrusted by the local software industry administrative departments are in charge of examining applications for software registration before submitting the application materials to the local software industry administrative department and the MIIT for filling. The MIIT will make an announcement regarding software products that have undergone filing and recordation formalities. If no objection is raised during the announcement period, the software product will be registered. The registration is valid for a five-year period and can be renewed.

Regulations on Internet Content

The PRC government has promulgated measures relating to Internet content through a number of governmental agencies, including the MIIT, the MOC and the SAPPRFT. These measures specifically prohibit Internet activities that result in the publication of any content which is found to contain, among others, propagate obscenity, gambling or violence, instigate crimes, or which undermines public morality or the cultural traditions of the PRC, or which compromises state security or secrets. If a holder of a VATS License violates these measures, its VATS License may be revoked and its websites may be shut down by the relevant government agencies.

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Regulations on Intellectual Property Rights

Copyright and Software Products

Copyright in the PRC, including copyrighted software, is principally protected under the Copyright Law of the PRC, which was adopted in 1990 and amended in 2001 and 2010 respectively. The amended Copyright Law extends copyright protection to Internet activities, products disseminated over the Internet and software products. In addition, there is a voluntary registration system administered by the China Copyright Protection Center. The amended Copyright Law also requires registration of a copyright pledge.

On December 20, 2001, the State Council promulgated the Regulations on Computer Software Protection, effective as of January 1, 2002 and revised in 2013, which are intended to protect the rights and interests of computer software copyright holders and to encourage the development of software industry and information economy. In the PRC, software developed by the PRC citizens, legal persons or other organizations is automatically protected immediately after its development, without an application or approval. Software copyright may be registered with the designated agency and if registered, the certificate of registration issued by the software registration agency will be the preliminary evidence of the ownership of the copyright and other registered materials. In order to further implement the Computer Software Protection Regulations, the State Copyright Bureau issued the Measures on Computer Software Copyright Registration on February 20, 2002, which apply to software copyright registration, license contract registration and contract transfer registration.

To address the problem of copyright infringement related to the content posted or transmitted over the Internet, the National Copyright Administration and the MIIT jointly promulgated the Measures for Administrative Protection of Copyright Related to Internet on April 29, 2005, which became effective on May 30, 2005. The Administrative Measures on Software Products, issued by the MIIT in 2009, provide a registration and filing system with respect to software products made in or imported into China. These software products may be registered with the relevant local authorities in charge of the software industry administration. Registered software products may enjoy preferential treatment status granted by relevant software industry regulations. Software products can be registered for five years, and the registration is renewable upon expiration.

Trademarks

Trademarks are protected by the PRC Trademark Law which was adopted in 1982 and subsequently amended in 1993, 2001 and 2013 as well as the Implementation Regulation of the PRC Trademark Law adopted by the State Council in 2002 and amended in 2014. The Trademark Office under the SAIC handles trademark registrations and grants a term of ten years for registered trademarks which may be renewed for consecutive ten-year periods upon request by the trademark owner. Trademark license agreements must be filed with the Trademark Office for recording. The PRC Trademark Law has adopted a “first-to-file” principle with respect to trademark registration. Where a trademark for which a registration has been made is identical or similar to another trademark which has already been registered or been subject to a preliminary examination and approval for use on the same kind of or similar products or services, the application for registration of such trademark may be rejected. Any person applying for the registration of a trademark may not prejudice the existing right first obtained by others, nor may any person register in advance a trademark that has already been used by another party and has already gained a “sufficient degree of reputation” through such party’s use.

Domain Names

Internet domain name registration and related matters are primarily regulated by the Implementing Rules on Registration of Domain Names issued by CNNIC on May 28, 2012, which became effective on May 29, 2012, the Measures on Administration of Domain Names for the Chinese Internet, issued by the MIIT on November 5, 2004 and effective as of December 20, 2004, and the Measures on Domain Name Disputes Resolution for the Chinese Internet issued by CNNIC on May 28, 2012 and effective as of June 28, 2012. Domain Name registrations are handled through domain name service agencies established under the relevant regulations, and the applicants become domain name holders upon successful registration.

Regulations on National Security Review

On August 25, 2011, MOFCOM promulgated the Rules of Ministry of Commerce on Implementation of Security Review System of Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the MOFCOM Security Review Regulations, which became effective on September 1, 2011, to implement the Notice of the General Office of the State Council on Establishing the Security Review System for Mergers and Acquisitions of Domestic Enterprises by Foreign Investors promulgated on February 3, 2011. Under these rules, a security review by MOFCOM is required for foreign investors’ mergers and acquisitions having “national defense and security” implications and mergers and acquisitions through which foreign investors may acquire “de facto control” of domestic enterprises having “national security” implications. The MOFCOM Security Review Rules further prohibit foreign investors from bypassing the security review requirement by structuring transactions through proxies, trusts, indirect investments, leases, loans, control through contractual arrangements or offshore transactions. There is no explicit provision or official interpretation stating that our business falls within the scope of transactions subject to security review.

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Regulations on Foreign Currency Exchange

Pursuant to the Foreign Exchange Administration Regulations, as amended in August 2008, and the Regulations on the Administration of Foreign Exchange Settlement, Sale and Payment promulgated by the PBOC in June 1996, RMB is freely convertible for current account items, including the distribution of dividends, interest payments, trade and service-related foreign exchange transactions, but not for capital account items, such as direct investments, loans, repatriation of investments and investments in securities outside of China, unless SAFE’s prior approval is obtained and prior registration with SAFE is made. In May 2013, SAFE promulgated Administrative Provisions on Foreign Exchange in Domestic Direct Investment by Foreign Investors, or SAFE Circular No. 21, which provides for and simplifies the operational steps and regulations on foreign exchange matters related to direct investment by foreign investors, including foreign exchange registration, account opening and use, receipt and payment of funds, and settlement and sales of foreign exchange.

In August 2008, SAFE promulgated the Circular on the Relevant Operating Issues concerning Administration Improvement of Payment and Settlement of Foreign Currency Capital of Foreign-invested Enterprises, or SAFE Circular No. 142, regulating the conversion, by a foreign-invested enterprise, of foreign currencies into RMB by restricting how the converted RMB may be used. The SAFE Circular No. 142 requires that the registered capital of a foreign-invested enterprise settled in RMB converted from foreign currencies may only be used for purposes within the business scope approved by the applicable government authority and may not be used for equity investments within the PRC. In addition, SAFE strengthened its oversight of the flow and use of the registered capital of a foreign-invested enterprise settled in RMB converted from foreign currencies. The use of such RMB capital may not be changed without SAFE’s approval, and may not in any case be used to repay RMB loans if the proceeds of such loans have not been used according to the approved business scope. Violations of the SAFE Circular No. 142 will result in severe penalties, such as heavy fines. Furthermore, SAFE promulgated in November 2010 SAFE Circular No. 59, which tightens the regulation over settlement of net proceeds from overseas offerings like this offering and requires that the settlement of net proceeds must be consistent with the description in the prospectus for the offering. SAFE also promulgated SAFE Circular No. 45 in November 2011, which, among other things, restricts a foreign-invested enterprise from using RMB converted from its registered capital to provide entrusted loans or repay loans between non-financial enterprises. These circulars may significantly limit our ability to use RMB converted from net proceeds of this offering to fund establishment of new PRC subsidiaries by WFOE, or invest in or acquire any other PRC companies, or establish new VIEs in the PRC.

Regulations on Overseas Listings

On August 8, 2006, six PRC regulatory agencies, namely, MOFCOM, the State Assets Supervision and Administration Commission, or SASAC, the SAT, the SAIC, China Securities Regulatory Commission, or the CSRC, and SAFE, jointly adopted the Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the M&A Rules, which became effective on September 8, 2006 and was amended on June 22, 2009. The M&A Rules purport, among other things, to require offshore special purpose vehicles, or SPV, formed for purposes of seeking overseas listing of the interest in PRC companies via acquisition and controlled directly or indirectly by any PRC companies or individuals to obtain CSRC approval prior to listing and trading of the SPV’s securities on an overseas stock exchange.

While the application of this new regulation remains unclear, we believe, based on the advice of our PRC counsel, Han Kun Law Offices, that CSRC’s approval is not required in the context of this offering because (a) WFOE was incorporated as a wholly foreign-owned enterprise by means of direct investment, rather than by acquisition of the equity interests or assets of a PRC domestic company owned by the PRC companies or individuals as defined in the M&A Rules, and (b) no provision in the M&A Rules explicitly classifies the contractual arrangements among WFOE, ZTL and its registered shareholders as a type of transaction subject to the M&A Rules. However, our PRC legal counsel further advised us that since there has been no official interpretation or clarification of the M&A Rules, there remains some uncertainty as to how the M&A Rules will be interpreted or implemented in the context of an overseas offering and the opinions summarized above are subject to any new laws and regulations or further implementations and interpretations of competent government authorities in any form relating to the M&A Rules. See “Risk Factors—Risks Related to Doing Business in China—We may be required to obtain approval of the CSRC before listing and trading the common stock on the NASDAQ Capital Market.”

Regulations on Foreign Exchange Registration of Overseas Investment by the PRC Residents

Pursuant to SAFE’s Notice on Relevant Issues Relating to Domestic Residents’ Investment and Financing and Round-Trip Investment through Special Purpose Vehicles, or SAFE Circular No. 37, issued and effective on July 4, 2014, and its appendixes, the PRC residents, including the PRC institutions and individuals, must register with local branches of SAFE in connection with their direct establishment or indirect control of an offshore entity, for the purpose of overseas investment and financing, with such PRC residents’ legally owned assets or equity interest in domestic enterprises or offshore assets or interests, referred to in SAFE Circular No. 37 as a “special purpose vehicle.” SAFE Circular No. 37 further requires amendment to the registration in the event of any significant changes with respect to the special purpose vehicle, such as increase or decrease of capital contributed by a PRC individual, share transfer or exchange, merger, division or other material event.

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In the event that a PRC shareholder holding interests in a special purpose vehicle fails to fulfill the required SAFE registration, the PRC subsidiaries of that special purpose vehicle may be prohibited from making distributions of profit to the offshore parent and from carrying out subsequent cross-border foreign exchange activities and the special purpose vehicle may be restricted in their ability to contribute additional capital into its PRC subsidiary. Further, failure to comply with the various SAFE registration requirements described above could result in liability under the PRC law for foreign exchange evasion. These regulations apply to our direct and indirect shareholders who are a PRC resident and may apply to any offshore acquisitions and share transfer that we make in the future if our shares are issued to a PRC resident. We have requested the PRC residents currently holding direct or indirect interests in our company to our knowledge to make the necessary applications, filings and amendments as required under SAFE Circular No. 37 and other related rules. To the best of our knowledge, all of our shareholders who are a PRC resident and who hold interests in us have completed their filing with local SAFE branches for SAFE registration and/or amendment in connection with their overseas investment and shareholding in our company according to SAFE Circular No. 37. See “Risk Factors—Risks Related to Doing Business in China—A failure by the beneficial owners of our shares who are PRC residents to comply with certain PRC foreign exchange regulations could restrict our ability to distribute profits, restrict our overseas and cross-border investment activities and subject us to liability under the PRC law.”

PRC Enterprise Income Tax Law

On March 16, 2007, the National People’s Congress, the PRC legislature, enacted the Enterprise Income Tax Law, or the EIT Law, and its implementing rules, both of which became effective on January 1, 2008. Under the EIT Law, enterprises are classified as resident enterprises and non-resident enterprises. PRC resident enterprises typically pay an enterprise income tax at the rate of 25%. An enterprise established outside of the PRC with its “de facto management bodies” located within the PRC is considered a “resident enterprise,” meaning that it can be treated in a manner similar to a PRC domestic enterprise for enterprise income tax purposes. The implementing rules of the EIT Law define de facto management body as a managing body that in practice exercises “substantial and overall management and control over the production and operations, personnel, accounting, and properties” of the enterprise.

The State Administration of Taxation, or the SAT, issued the Notice Regarding the Determination of Chinese-Controlled Offshore Incorporated Enterprises as PRC Tax Resident Enterprises on the Basis of De Facto Management Bodies, or Circular No. 82 on April 22, 2009. According to Circular No. 82, a PRC-controlled offshore incorporated enterprise will be regarded as a PRC tax resident by virtue of having its “de facto management body” in China and will be subject to PRC enterprise income tax on its global income only if all of the following conditions set forth in Circular No. 82 are met: (a) senior management members responsible for an enterprise’s daily operations discharge their duties in the PRC; (b) financial and human resource decisions are made or approved by organizations or persons located in the PRC; (c) the major assets and corporate documents are kept in the PRC; and (d) more than half (inclusive) of all directors with voting rights or senior management have their habitual residence in the PRC. In addition, the SAT issued a bulletin called the Administrative Measures on Enterprise Income Tax of Foreign-Incorporated Chinese-Controlled Resident Enterprises (Trial) on July 27, 2011, effective September 1, 2011, providing more guidance on the implementation of Circular No. 82. This bulletin clarifies matters including resident status determination, post-determination administration and competent tax authorities procedures. If a competent PRC tax authority subsequently determines that a foreign-incorporated Chinese-controlled enterprise should be treated as a resident enterprise and issues the Resident Enterprise Recognition Letter for Foreign-Incorporated Chinese-Controlled Enterprises to such enterprise, such enterprise is required to handle all tax matters according to the rules governing PRC resident enterprises for the enterprise income tax purpose from the year when such letter is issued.The SAT further issued a bulletin on January 29, 2014, providing certain guidance and adjustment on the implementation of Circular 82.

Although both Circular No. 82 and the bulletins only apply to offshore enterprises controlled by PRC enterprises or PRC enterprise groups, not those controlled by PRC individuals or foreign individuals, the determining criteria set forth in Circular No. 82 and the bulletin may reflect the SAT’s general position on how the “de facto management body” test should be applied in determining the tax resident status of offshore enterprises, regardless of whether they are controlled by PRC enterprises or PRC enterprise groups or by PRC or foreign individuals.

It remains unclear how the PRC tax authorities will determine the PRC tax resident treatment of a foreign company controlled by individuals or non-PRC entities like us. We do not believe we or Future Education HK meets all the criteria provided by the implementing rules, as the key assets and corporate documents of Future Education HK and us, such as board and shareholders resolutions and minutes of board meetings and shareholders meetings, are located and maintained outside the PRC. If, however, the PRC tax authorities determine that Future Education HK or we are “resident enterprises” for PRC enterprise income tax purposes, Future Education HK and/or we would be subject to the enterprise income tax at a rate of 25% on our worldwide taxable income as well as PRC enterprise income tax reporting obligations.

The EIT Law and the implementation rules provide that a withholding tax rate of 10% will generally apply to dividends payable to investors that are “non-resident enterprises,” and gains derived by such investors, who (a) do not have an establishment or place of business in the PRC or (b) have an establishment or place of business in the PRC, but the relevant income is not effectively connected with the establishment or place of business to the extent such dividends and gains are derived from sources within the PRC. If we are considered a PRC resident enterprise and the competent PRC tax authorities treat dividends we pay with respect to our common stock and the gains realized from the transfer of our common stock as income as derived from sources within the PRC, such dividends and gains earned by our non-resident enterprise investors may be subject to PRC enterprise withholding tax at a rate of 10% (or other applicable preferential tax rate if any such non-resident enterprises’ jurisdiction has a tax treaty with China that provides for a preferential tax rate or a tax exemption).

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Moreover, if we are considered a PRC resident enterprise and the competent PRC tax authorities treat the dividends we pay with respect to our common stock and the gains realized from the transfer of our common stock as income derived from sources within the PRC, such dividends and gains earned by non-resident individuals may be subject to PRC individual income tax at a rate of 20%, or other applicable preferential tax rate if any such non-resident individuals’ jurisdiction has a tax treaty with China that provides for a preferential tax rates or a tax exemption.

Pursuant to an Arrangement Between the Mainland of China and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation on Income, or the Double Tax Avoidance Arrangement, and other applicable PRC laws, if a Hong Kong resident enterprise is determined by the competent PRC tax authority to have satisfied the relevant conditions and requirements under such Double Tax Avoidance Arrangement and other applicable laws, the 10% withholding tax on the dividends the Hong Kong resident enterprise receives from a PRC resident enterprise may be reduced to 5% upon receiving approval from the “in-charge” tax authority. However, based on the Notice on Certain Issues with Respect to the Enforcement of Dividend Provisions in Tax Treaties issued on February 20, 2009 by the SAT, or Circular No. 81, if the relevant PRC tax authorities determine, in their discretion, that a company benefits from such reduced income tax rate due to a structure or arrangement that is primarily tax-driven, such PRC tax authorities may adjust the preferential tax treatment; and based on the Notice on the Interpretation and Recognition of Beneficial Owners in Tax Treaties, or Circular No. 601, issued on October 27, 2009 by the SAT, and the Announcement on the Recognition of Beneficial Owners in Tax Treaties issued on June 29, 2012 by the SAT, conduit companies, which are established for the purpose of evading or reducing tax, or transferring or accumulating profits, shall not be recognized as beneficial owners and thus are not entitled to the above-mentioned reduced income tax rate of 5% under the Double Tax Avoidance Arrangement.

In January 2009, the SAT promulgated the Provisional Measures for the Administration of Withholding of Enterprise Income Tax for Non-resident Enterprises, or the Non-Resident Enterprises Measures, pursuant to which, the entities which have the direct obligation to make certain payments to a non-resident enterprise is the relevant tax withholders for such non-resident enterprise. Further, the Non-Resident Enterprises Measures provides that in case of an equity transfer between two non-resident enterprises which occurs outside China, the non-resident enterprise which receives the equity transfer payment must, or must engage an agent to, file a tax declaration with the PRC tax authority located at the place of the PRC company whose equity has been transferred, and the PRC company whose equity has been transferred shall assist the tax authorities into collecting taxes from the relevant non-resident enterprise. On April 30, 2009, the Ministry of Finance and the SAT jointly issued the Notice on Issues Concerning Process of Enterprise Income Tax in Enterprise Restructuring Business, or Circular No. 59. On December 10, 2009, the SAT issued the Notice on Strengthening Administration of Enterprise Income Tax for Share Transfers by Non-PRC Resident Enterprises, or SAT Circular No. 698. Both Circular No. 59 and SAT Circular No. 698 became effective retroactively as of January 1, 2008. By promulgating and implementing these two circulars, the PRC tax authorities have enhanced their scrutiny over the direct or indirect transfer of equity interests in a PRC resident enterprise by a non-resident enterprise. On February 3, 2015, the SAT issued a Public Notice [2015] No.7, or Public Notice 7, to supersede the existing tax rules in relation to the Indirect Transfer as set forth in Circular 698, while the other provisions of Circular 698 remain in force. Public Notice 7 introduces a new tax regime that is significantly different from that under Circular 698. Public Notice extend its tax jurisdiction to to capture not only Indirect Transfer as set forth under Circular 698 but also transactions involving transfer of immovable property in China and assets held under the establishment and place, in China of a foreign company through the offshore transfer of a foreign intermediate holding company. Public Notice 7 also addresses the term transfer of the equity interest in a foreign intermediate holding company widely. In addition, Public Notice 7 provides clearer criteria than Circular 698 on how to assess reasonable commercial purposes and introduces safe harbor scenarios applicable to internal group restructurings on. However, it also brings challenges to both the foreign transferor and transferee of the Indirect Transfer as they have to make self-assessment on whether the transaction should be subject to PRC tax and to file or withhold the PRC tax accordingly.

There is little guidance and practical experience as to the application of Circular 698 and Public Notice 7. Where non-resident investors were involved in our private equity financing, if such transactions were determined by the tax authorities to lack reasonable commercial purpose, we and our non-resident investors may become at risk of being taxed under Circular 698 and Public Notice 7 and may be required to expend valuable resources to comply with Circular 698 and Public Notice 7 or to establish that we should not be taxed under Circular 698 and Public Notice 7.

The PRC tax authorities have the discretion under SAT Circular 59, Circular 698 and Public Notice 7 to make adjustments to the taxable capital gains based on the difference between the fair value of the equity interests transferred and the cost of investment.

Regulation on PRC Business Tax and Value-Added Tax

Prior to January 1, 2012, pursuant to Provisional Regulation of China on Business Tax and its implementing rules, any entity or individual rendering services in the territory of the PRC is generally subject to a business tax at the rate of 5% on the revenues generated from the provision of such services. Since January 1, 2012, the PRC Ministry of Finance and the SAT have been implementing the VAT Pilot Program, which imposes a value-added tax in lieu of business tax for certain industries in Shanghai, and since September 1, 2012, the Pilot Program has been expanded to other regions, including Beijing, Tianjin, Jiangsu, Zhejiang, Anhui, Fujian, Hubei, Guangdong, Xiamen and Shenzhen. According to the Circular on the Inclusion of the Railway Transport Industry and Postal Service Industry in the Pilot Collection of Value-added Tax in Lieu of Business Tax promulgated by the Ministry of Finance and the SAT on December 12, 2013, starting on January 1, 2014, the VAT Pilot Program was expanded to the whole nation.

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Employment Laws

We are subject to laws and regulations governing our relationship with our employees, including wage and hour requirements, working and safety conditions, and social insurance, housing funds and other welfare. The compliance with these laws and regulations may require substantial resources.

Pursuant to the PRC Labor Law, which became effective on January 1, 1995 and was amended on August 27, 2009, the PRC Labor Contract Law, which became effective on January 1, 2008 and was amended on December 28, 2012, and the Implementing Regulations of the Labor Contract Law, which was promulgated by the State Council and became effective on September 18, 2008, (a) labor contracts in written form shall be executed to establish labor relationships between employers and employees, (b) wages cannot be lower than local minimum wage, (c) the employer must establish a system for labor safety and sanitation, strictly abide by state standards, and provide relevant education to its employees. The PRC Labor Law and the PRC Labor Contract Law provide for collective contracts to be developed through collaboration between the labor union (or worker representatives in the absence of a union) and management that specify such matters as working conditions, wage scales, and hours of work. The laws also permit workers and employers in all types of enterprises to sign individual contracts, which are to be drawn up in accordance with the collective contract. The PRC Labor Contract Law has enhanced rights for the nation’s workers, including permitting open-ended labor contracts and severance payments. The legislation requires employers to provide written contracts to their workers, restricts the use of temporary labor and makes it harder for employers to lay off employees. It also requires that employees with fixed-term contracts be entitled to an indefinite-term contract after a fixed-term contract is renewed twice or the employee has worked for the employer for a consecutive ten-year period.

On October 28, 2010, the NPC of China promulgated the PRC Social Insurance Law, which became effective on July 1, 2011. In accordance with the PRC Social Insurance Law, the Interim Regulations on the Collection and Payment of Social Security Fund and other relevant laws and regulations, China establishes a social insurance system including basic pension insurance, basic medical insurance, work-related injury insurance, unemployment insurance and maternity insurance. An employer shall pay the social insurance for its employees in accordance with the rates provided under relevant regulations and shall withhold the social insurance that should be assumed by the employees. The authorities in charge of social insurance may request an employer’s compliance and impose sanctions if such employer fails to pay and withhold social insurance in a timely manner. Under the Regulations on the Administration of Housing Fund effective in 1999, as amended in 2002, the PRC companies must register with applicable housing fund management centers and establish a special housing fund account in an approved bank. Both PRC companies and their employees are required to contribute to the housing funds.

The Ministry of Human Resources and Social Security promulgated the Interim Provisions on Labor Dispatch on January 24, 2014. The Interim Provisions on Labor Dispatch, which became effective on March 1, 2014, sets forth that labor dispatch should only be applicable to temporary, auxiliary or substitute positions. Temporary positions means positions existing for no more than six months, auxiliary positions means positions of non-major business that serve positions of major businesses, and substitute positions means positions that can be held by substitute employees for a certain period of time during which the employees who originally hold such positions are unable to work as a result of full-time study, being on leave or other reasons. The Interim Provisions further provides that, the number of the dispatched workers of an employer may not exceed 10% of its total workforce, and the total workforce of an employer refers to the sum of the number of the workers who have executed labor contracts with the employer and the number of workers who are dispatched to the employer.

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MANAGEMENT

Directors and Executive Officers

The following table sets forth information concerning our directors and executive officers as of January 31, 2015:

Name	Age	Position
Weifu Li	59	Chairman of the Board
Xiaoheng Ren	51	Chief Executive Officer and Director
Alice Wu	43	Chief Financial Officer
Guodong He	47	Chief Operating Officer and Director
Fredric Choi	58	Independent Director
Minghe Jiang	69	Independent Director

Family Relationships

Weifu Li and Xiaoheng Ren are husband and wife. There are no other family relationships among the officers and directors.

Business Experience

Set forth below is biographical information about each of our officers and directors:

Weifu Li, From January 2009 to December 2013, Mr. Li served as the General Manager of ZTL. Since January 2014 he has served as the Chairman of the Board of ZTL. Mr. Li graduated with a Bachelor of Chinese Language from Tianjin Broadcasting Television University and graduated with a Master of Journalism from Minzu University of China.

Xiaoheng Ren. From January 2009 to December 2013, Ms. Ren served as the Vice General Manager of ZTL. Since January 2014, she has served as the General Manager of ZTL. Ms. Ren graduated with a Bachelor of Chemistry from Beijing Normal University and graduated with a Master of Journalism from Minzu University of China.

Alice Wu. Ms. Wu joined our company in February 2015 to serve as the Chief Financial Officer. From 2013 to 2014, she served as audit partner at Anton & Chia, LLP. From 2009 to 2013, she was an audit partner of Cacciamatta Accountancy Corporation. From 2005 to 2008, Ms.Wu served as an audit manager for Moore Stephens Wurth Frazer and Torbet, LLP (now known as Frazer LLP). From 1992 to 1997, Ms. Wu served as the financial controller and chief accountant at Rainbow Group, a leading apparel retailer in Macau. Ms. Wu graduated with a Bachelor of Arts from California State University, Fullerton and is a California Certified Public Accountant, a Certified Internal Auditor, and a Chartered Global Management Accountant.

Guodong He. From 2013 to 2014, Mr. He served as the Vice President of ZTL. From 2009 to 2014, Mr. He served as the General Manager of Dongguan Jinliqia Bathroom Limited Company.

Fredric Choi. Mr. Choi joined our company in February 2015 to serve as an Independent Director. Since September 2013, Mr. Choi has served as a director of Creative Chinese Network Limited, a web based Chinese education company. From May 2005 to December 2014, Mr. Choi was the Director and Chairman at the National Information Technology Innovation and Practice Education Foundation Limited. Mr. Choi graduated with a Bachelor of Chinese Language & Literature from The Chinese University of Hong Kong, graduated with a Certificate of Mandarin Teaching and a Certificate of Education Hong Kong University, graduated with a Graduate Diploma of Interpreting & Translating from Deakin University, Melbourne, Australia and graduated with a Bachelor of Computing from R.M.I.T. University, Melbourne, Austrtalia.

Minghe Jiang. Mr. Jiang Joined our company in February 2015 to serve as an Independent Director. From January 2010 to January 2015, he served as an emeritus professor of Shanghai Education Technology Research Institution. Mr. Jiang graduated with a Bachelor of Applied Mathematics from Shanghai Second Polytechnic University.

Director Independence

Our board of directors has determined that Fredric Choi and Minghe Jiang are “independent” under the current independence standards of Rule 5605(a)(2) of the Marketplace Rules of The NASDAQ Stock Market, LLC and meet the criteria for independence set forth in Rule 10A(m)(3) under the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”). Our board of directors has also determined that these persons have no material relationships with us — either directly or as a partner, stockholder or officer of any entity — which could be inconsistent with a finding of their independence as members of our board of directors. We intend to identify and appoint two additional independent directors prior to the consummation of this offering.

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Corporate Governance

In connection with this offering, we have applied to list our shares of common stock on the NASDAQ Capital Market. Under The NASDAQ Marketplace Rules, we are required to comply with certain corporate governance standards at the time of listing, which include (i) having a majority of independent directors on our board; and (ii) establishing an audit committee in compliance with Section 3(a)(58)(A) of the Exchange Act, a compensation committee and a nominating and governance committee comprised of independent directors. We have not yet established the committees, but when established, each committee shall adopt a charter containing detailed descriptions of the committees’ duties and responsibilities.

The audit committee will assist the Board by overseeing the performance of the independent auditors and the quality and integrity of our internal accounting, auditing and financial reporting practices. The audit committee is responsible for retaining (subject to stockholder ratification) and, as necessary, terminating the engagement of, the independent auditors, annually reviews the qualifications, performance and independence of the independent auditors and the audit plan, fees and audit results, and pre-approves audit and non-audit services to be performed by the auditors and related fees.

The compensation committee will make recommendations to the Board concerning salaries and incentive compensation for our officers, including our principal executive officer, and employees and administers our stock option plans.

The nominating and corporate governance committee will assist the Board in identifying qualified individuals to become board members, in determining the composition of the Board and in monitoring the process to assess Board effectiveness.

Code of Business Conduct and Ethics

We will adopt a written code of business conduct and ethics that applies to our directors, officers and employees, including our principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions. Following this offering. we will develop a website and a copy of the code will be made available on the Corporate Governance section of our website. If we make any substantive amendments to, or grant any waivers from, the code of business conduct and ethics for any officer or director, we will disclose the nature of such amendment or waiver on our website or in a current report on Form 8-K.

Compensation of Executive Officers

Summary Compensation Table

The following table provides information regarding the compensation that we paid to our named executive officers for services rendered during fiscal year 2013 and 2012.

Name	Year	Base Salary	Bonus	Stock Awards	Option Awards	Nonequity Incentive Plan Compen- sation	All Other Compen- sation(1)	Total
Xiaoheng Ren (CEO)	2014	$36,804	$–	$–	$–	$–	$51,074	$87,878
	2013	$36,804	$–	$–	$–	$–	$6,059	$42,863

Alice Wu (CFO) (2)	2014	N/A	N/A	N/A	N/A	N/A	N/A	N/A
	2013	N/A	N/A	N/A	N/A	N/A	N/A	N/A

(1)	Compensations from subsidiaries of ZTL.

(2)	Ms. Wu joined the Company effective on February 2, 2015 and as such, did not receive any compensation from us prior to such date.

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Outstanding Equity Awards at Fiscal Year End for 2014

None

Employment Agreements

On January 1, 2013, ZTL entered into a labor contract with Ms. Ren to be Deputy General Manager of ZTL. Pursuant to the terms of the labor contract, Ms. Ren will receive a monthly base salary of RMB19,000 monthly (USD 3,067). The cancellation and termination of the agreement may be made in accordance with PRC labor laws. At this time, we have not determined whether we will enter into a new employment agreement with Ms. Ren in her new position as Chief Executive Officer.

On February 2, 2015, we entered into an employment agreement with Ms. Wu to serve as our Chief Financial Officer. This agreement is effective from February 2, 2015 until December 31, 2015, and subject to automatic renewal, unless either party provides written notice not to renew within 30 days prior to the end of the initial term or renewal term. Ms. Wu will receive a base salary of $220,000 per year and be eligible to receive discretionary bonuses as determined by us in our sole and complete discretion. The target bonus for 2015 is $100,000. If Ms. Wu voluntarily terminates her employment for a reason other than good reason, as defined in the agreement, and provides the Company (and does not revoke) an executed release then Executive shall receive any accrued but unpaid obligations, without any other severance pay. If we terminate this agreement without cause, as defined in the agreement, or if Ms. Wu terminates this Agreement with good reason and in either case Ms. Wu provides (and does not revoke) an executed release, then Ms. Wu shall receive the following severance pay (subject to any applicable payroll or other taxes required to be withheld): (i) any and all unpaid and accrued obligations under the employment agreement, and (ii), an amount equal to one (1) times the Ms. Wu’s base salary, payable in equal installments on our regular pay dates, for the one-year period beginning on the termination Date, plus an amount equal to the projected annual bonus payable to Ms. Wu as of the termination date, determined based on the performance projection for the remainder of the calendar year as of the second Friday following the termination date, which amount shall be payable in a lump sum payment no later than 2 1/2 months after the end of the fiscal year in which such bonus is earned.

Potential Payments upon Termination or Change in Control

Assuming Ms. Wu’s employment was terminated without cause or for good reason, as of December 31, 2014, she would have been entitled to severance payments in the amount of one times her base salary equal to $220,000. Due to the manner in which the projected annual bonus is determined, we are unable to estimate to the amount if such bonus upon termination.

Director Compensation

The following table summarizes compensation that our non-employee directors earned during 2014 for services as members of our board of directors.

Name	Fees Earned or Paid in Cash ($)	Stock Awards ($)	Option Awards ($)	Non-Equity Incentive Plan Compensation ($)	Change in Pension Value and Nonqualified Deferred Compensation Earnings ($)	All Other Compensation ($)	Total ($)
Weifu Li	56,833	–	–	–	–	–	56,833

Our independent directors were appointed to the board in 2015. We intend to pay annual fees to each of our independent directors for their service on the Board of Directors and committees. We have not yet determined the amount of those fees. We will also reimburse all members of our board of directors for their direct out of pocket expenses incurred in attending meetings of our board.

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CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

We operate our business in the PRC through certain contractual agreements. We have contractual arrangements between The Future Leading Education (Shenzhen) Company Limited, or WFOE, and Beijing Zhongtulian Culture & Education Development Center, or ZTL, and a separate series of contractual arrangements between WFOE and Shenzhen Asia-Pacific Future Education Technology Development Co., Ltd., or APFE. The contractual arrangements provide us with control over the business and affairs of ZTL and APFE. ZTL and APFE are variable interest entities, or VIEs, which means we have a controlling financial interest in the companies, but we do not own any equity interests in the companies. WFOE, is our indirect wholly-owned subsidiary that is a registered wholly foreign owned enterprise in the PRC. The registered majority shareholders of ZTL and APFE are Xiaoheng Ren, our Chief Executive Officer and a director, and Weifu Li, our Chairman of the Board, who together own 83% equity interests in ZTL and 100% equity interests in APFE .

Funds due from related parties

Funds due from affiliates consisted of the following as of the periods indicated:

Name of related parties	December 31, 2014	December 31, 2013

Beijing Asia-Pacific Future (a)	$193,741	$134,740
Mr. Weifu Li (b)	–	51,980
Total	$193,741	$186,720

(a) The amounts due from Beijing Asia Pacific consist of a loan provided for its daily operation.

(b) The amount due from Mr. Weifu Li is an advance made for the daily operations of the Group.

The aforementioned loan receivables are unsecured, non-interest bearing and due on demand.

Funds due to related parties

Funds due to related parties consisted of the following as of the periods indicated:

Name of related parties	December 31, 2014	December 31, 2013

Mr. Weifu Li (b)	$31,172		$-
Ms. Xiaoheng Ren (c)	-	296,876
Ms. Jinlian Li (d)	4,255,695	-
Total	$4,286,867	$296,876

(b) (c) The amounts due to our Chairman and CEO are non-interest bearing, unsecured and due on demand by the lenders.

(d) Ms. Li is the wife of our Chief Operating Officer. The amount due to Ms. Li bears interest at the rate of 10.0% and is due in December 2015.

Long-term amount due to related parties

Long-term amount due to related parties consisted of the following as of the periods indicated:

Name of related parties	December 31, 2014	December 31, 2013

Ms. Xiaoheng Ren	$1,426,945	$1,640,178

On December 15, 2013, the Company entered into a borrowing agreement of $1.6 million with Ms. Ren. The loan is due on demand with interest at the rate of 6% per annum. We intend to refinance this short-term obligation on a long-term basis. Subsequently Ms. Ren agreed to extend the term of the loan of December 31, 2016. During the year ended December 31, 2014, we repaid approximately $0.2 million to the CEO after consulting with her regarding her cash needs and after determining that we had sufficient cash on hand.

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Related party transactions

Unsecured borrowings from related parties consisted of the following for the periods indicated:

Name of related parties	Year Ended December 31, 2014	Year Ended December 31, 2013

Mr. Weifu Li	$31,172	$–
Ms. Xiaoheng Ren	–	1,614,038
Ms. Jinlian Li	4,069,629	–
Total	$4,100,801	$1,614,038

Interest expense from related parties consisted of the following for the periods indicated:

Name of related parties	Year Ended December 31, 2014	Year Ended December 31, 2013

Ms. Xiaoheng Ren	$97,671	$4,035
Ms. Jinlian Li	169,394	–
Total	$267,065	$4,035

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POLICIES AND PROCEDURES FOR RELATED PARTY TRANSACTIONS

Our audit committee charter will provide that our audit committee be responsible for reviewing and approving, in advance any related party transactions. This will cover, with certain exceptions set forth in Item 404 of Regulation S-K under the Securities Act, any transaction, arrangement or relationship, or any series of similar transactions, arrangements or relationships in which we were or are to be a participant, where the amount involved exceeds $120,000 and a related person had or will have a direct or indirect material interest, including, without limitation, purchases of goods or services by or from the related person or entities in which the related person has a material interest, indebtedness, guarantees of indebtedness and employment by us of a related person. All of the transactions described in this section occurred prior to the creation of our audit committee and the adoption of this policy but were subsequently ratified by our board of directors in accordance with the requirements set forth in N.R.S.

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SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth, as of February 4, 2015, certain information with respect to the beneficial ownership of Common Stock, by:

•	each beneficial owner of more than 5% of the Company’s voting securities,

•	each director and each named executive officer and;

•	all directors and executive officers of the Company as a group, except as qualified by the information set forth in the notes to this table.

As of February 4, 2015, 38,000,000 shares of our Common Stock were issued and outstanding. The address of each director and executive officer shown in the table below is Room 501, Gaohelanfeng Building, East 3rd Ring South Road, Chaoyang District, Beijing, China:

Name of Beneficial Owner	Beneficial Ownership of our Shares of Common Stock	Percentage(1)
Weifu Li	15,200,000	40%
Xiaoheng Ren	12,540,000	33%
Guodong He	3,800,000	10%
Alice Wu	–	–
Fredric Choi	–	–
Minghe Jiang	–	–
All directors and officers as a group (6 persons)	31,540,000	83%

____________

(1)	Assumes the underwriters do not exercise their over-allotment option and the number of shares of common stock we issue in this offering is the same as the number of shares set forth on the cover of this prospectus.

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DESCRIPTION OF CAPITAL STOCK

The following description of our capital stock is only a summary, and is qualified in its entirety by reference to the actual terms and provisions of the capital stock contained in our articles of incorporation and our bylaws.

As of February 4, 2015, there were 38,000,000 shares of common stock outstanding, held of record by 7 stockholders.

Our authorized capital stock consists of 300,000,000 shares, of which 200,000,000 are designated shares of common stock, par value $0.001 per share, and 100,000,000 are designated shares of preferred stock, par value $0.001 per share. Shares of preferred stock may be issued in one or more series from time to time by the board of directors, and the board of directors is expressly authorized to fix by resolution the voting powers, designations, preferences, limitations, restrictions, relative rights and distinguishing designations of each series of Preferred Stock before the issuance of any shares of Preferred Stock in such series.

Common Stock

The holders of our common stock are entitled to the following rights:

Voting Rights

Each share of our common stock entitles its holder to one vote per share on all matters to be voted or consented upon by the stockholders.

Dividend Rights

The holders of our common stock are entitled to receive dividends when and as declared by our Board from legally available sources, subject to any restrictions in our articles of incorporation or under PRC law. See “Dividend Policy.”

Liquidation Rights

In the event of our liquidation or dissolution, the holders of our common stock are entitled to share ratably in the assets available for distribution after the payment of all of our debts and other liabilities, subject to the prior rights of the holders of our preferred stock.

Other Matters

The holders of our common stock have no subscription, redemption or conversion privileges. Our common stock does not entitle its holders to preemptive rights. All of the outstanding shares of our common stock are fully paid and non-assessable. The rights, preferences and privileges of the holders of our common stock are subject to the rights of the holders of shares of any series of preferred stock which we may issue in the future.

Listing

We have applied to list our common stock on the NASDAQ Capital Market under the symbol “FEG.“

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Anti-takeover Effects of Nevada Law

Business Combinations

The “business combination” provisions of Sections 78.411 to 78.444, inclusive, of the Nevada Revised Statutes, or NRS, generally prohibit a Nevada corporation with at least 200 stockholders of record, a “resident domestic corporation,” from engaging in various “combination” transactions with any “interested stockholder” unless certain conditions are met or the corporation has elected in its articles of incorporation to not be subject to these provisions. We have not elected to opt out of these provisions and if we meet the definition of resident domestic corporation, now or in the future, our company will be subject to these provisions.

A “combination” is generally defined to include (a) a merger or consolidation of the resident domestic corporation or any subsidiary of the resident domestic corporation with the interested stockholder or affiliate or associate of the interested stockholder; (b) any sale, lease, exchange, mortgage, pledge, transfer, or other disposition, in one transaction or a series of transactions, by the resident domestic corporation or any subsidiary of the resident domestic corporation to or with the interested stockholder or affiliate or associate of the interested stockholder having: (i) an aggregate market value equal to 5% or more of the aggregate market value of the assets of the resident domestic corporation, (ii) an aggregate market value equal to 5% or more of the aggregate market value of all outstanding shares of the resident domestic corporation, or (iii) 10% or more of the earning power or net income of the resident domestic corporation; (c) the issuance or transfer in one transaction or series of transactions of shares of the resident domestic corporation or any subsidiary of the resident domestic corporation having an aggregate market value equal to 5% or more of the resident domestic corporation to the interested stockholder or affiliate or associate of the interested stockholder; and (d) certain other transactions with an interested stockholder or affiliate or associate of the interested stockholder.

An “interested stockholder” is generally defined as a person who, together with affiliates and associates, owns (or within three years, did own) 10% or more of a corporation’s voting stock. An “affiliate” of the interested stockholder is any person that directly or indirectly through one or more intermediaries is controlled by or is under common control with the interested stockholder. An “associate” of an interested stockholder is any (a) corporation or organization of which the interested stockholder is an officer or partner or is directly or indirectly the beneficial owner of 10% or more of any class of voting shares of such corporation or organization; (b) trust or other estate in which the interested stockholder has a substantial beneficial interest or as to which the interested stockholder serves as trustee or in a similar fiduciary capacity; or (c) relative or spouse of the interested stockholder, or any relative of the spouse of the interested stockholder, who has the same home as the interested stockholder.

If applicable, the prohibition is for a period of two years after the date of the transaction in which the person became an interested stockholder, unless such transaction is approved by the board of directors prior to the date the interested stockholder obtained such status; or the combination is approved by the board of directors and thereafter is approved at a meeting of the stockholders by the affirmative vote of stockholders representing at least 60% of the outstanding voting power held by disinterested stockholders; and extends beyond the expiration of the two-year period, unless (a) the combination was approved by the board of directors prior to the person becoming an interested stockholder; (b) the transaction by which the person first became an interested stockholder was approved by the board of directors before the person became an interested stockholder; (c) the transaction is approved by the affirmative vote of a majority of the voting power held by disinterested stockholders at a meeting called for that purpose no earlier than two years after the date the person first became an interested stockholder; or (d) if the consideration to be paid to all stockholders other than the interested stockholder is, generally, at least equal to the highest of: (i) the highest price per share paid by the interested stockholder within the three years immediately preceding the date of the announcement of the combination or in the transaction in which it became an interested stockholder, whichever is higher, plus compounded interest and less dividends paid, (ii) the market value per share of common shares on the date of announcement of the combination and the date the interested stockholder acquired the shares, whichever is higher, plus compounded interest and less dividends paid, or (iii) for holders of preferred stock, the highest liquidation value of the preferred stock, plus accrued dividends, if not included in the liquidation value. With respect to (i) and (ii) above, the interest is compounded at the rate for one-year United States Treasury obligations from time to time in effect.

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Applicability of the Nevada business combination statute would discourage parties interested in taking control of our company if they cannot obtain the approval of our Board. These provisions could prohibit or delay a merger or other takeover or change in control attempt and, accordingly, may discourage attempts to acquire our company even though such a transaction may offer our stockholders the opportunity to sell their stock at a price above the prevailing market price.

Control Share Acquisitions

The “control share” provisions of Sections 78.378 to 78.3793, inclusive, of the NRS, apply to “issuing corporations” that are Nevada corporations with at least 200 stockholders of record, including at least 100 stockholders of record who are Nevada residents, and that conduct business directly or indirectly in Nevada, unless the corporation has elected to not be subject to these provisions.

The control share statute prohibits an acquirer of shares of an issuing corporation, under certain circumstances, from voting its shares of a corporation’s stock after crossing certain ownership threshold percentages, unless the acquirer obtains approval of the target corporation’s disinterested stockholders. The statute specifies three thresholds: (a) one-fifth or more but less than one-third, (b) one-third but less than a majority, and (c) a majority or more, of the outstanding voting power. Generally, once a person acquires shares in excess of any of the thresholds, those shares and any additional shares acquired within 90 days thereof become “control shares” and such control shares are deprived of the right to vote until disinterested stockholders restore the right. These provisions also provide that if control shares are accorded full voting rights and the acquiring person has acquired a majority or more of all voting power, all other stockholders who do not vote in favor of authorizing voting rights to the control shares are entitled to demand payment for the fair value of their shares in accordance with statutory procedures established for dissenters’ rights.

A corporation may elect to not be governed by, or “opt out” of, the control share provisions by making an election in its articles of incorporation or bylaws, provided that the opt-out election must be in place on the 10th day following the date an acquiring person has acquired a controlling interest, that is, crossing any of the three thresholds described above. We have not opted out of these provisions and will be subject to the control share provisions of the NRS if we meet the definition of an issuing corporation upon an acquiring person acquiring a controlling interest unless we later opt out of these provisions and the opt out is in effect on the 10th day following such occurrence.

The effect of the Nevada control share statute is that the acquiring person, and those acting in association with the acquiring person, will obtain only such voting rights in the control shares as are conferred by a resolution of the stockholders at an annual or special meeting. The Nevada control share law, if applicable, could have the effect of discouraging takeovers of our company.

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SHARES ELIGIBLE FOR FUTURE SALE

Future sales of substantial amounts of common stock in the public market after this offering could adversely affect market prices prevailing from time to time and could impair our ability to raise capital through the sale of our equity securities. We are unable to estimate the number of shares of common stock that may be sold in the future.

Upon the completion of this offering, we will have outstanding [*] shares of common stock. The amount of shares outstanding upon completion of this offering assumes no exercise of the underwriters’ option to purchase additional shares. All of the shares sold in this offering will be freely tradable without restriction under the Securities Act unless purchased by one of our affiliates as that term is defined in Rule 144 under the Securities Act, which generally includes directors, officers or 10% stockholders.

In addition to the 38,000,000 shares of common stock outstanding, upon the completion of this offering and the acquisitions, we will have outstanding:

•	[*] shares of common stock issuable upon the exercise of the underwriter warrants; and

•	[*]shares of common stock issuable upon the exercise of the underwriters’ over-allotment option.

Lock-Up

We have agreed not to offer, issue, sell, contract to sell, encumber, pledge, grant options to purchase, or otherwise dispose of any shares of our common stock or securities exchangeable for or convertible into our common stock for a period of 12 months after the effective date of the registration statement, of which this prospectus forms a part, without the prior written consent of the underwriter. There are no existing agreements between the underwriters and any person who will execute a lock-up agreement in connection with this offering, providing consent to the sale of shares prior to the expiration of the lock-up period, except that the underwriter has agreed that up to 200,000 may be sold by non-executive officer shareholders who are designated by us. This agreement does not apply to the issuance of shares upon the exercise of rights to acquire shares of common stock pursuant to any existing stock option or similar equity incentive or compensation plan.

The lock-up period may be extended in the circumstances described under “Underwriting.” For further details on the lock-up agreements, see the section entitled “Underwriting – Lock Up Agreements.”

Rule 144

Shares of common stock held by any of our affiliates, as that term is defined in Rule 144 of the Securities Act, as well as shares held by our current stockholders, may be resold only pursuant to further registration under the Securities Act or in transactions that are exempt from registration under the Securities Act. In general, under Rule 144 as currently in effect, beginning 90 days after our Form S-1 Registration Statement becomes effective, any of our affiliates would be entitled to sell, without further registration, within any three-month period a number of shares that does not exceed the greater of:

•	1% of the number of shares of common stock then outstanding, which will equal approximately [*]shares immediately after this offering; or

•	the average weekly trading volume of the common stock during the four calendar weeks preceding the filing of a Form 144 with respect to the sale.

Sales under Rule 144 by our affiliates will also be subject to manner of sale provisions and notice requirements and to the availability of current public information about us.

DETERMINATION OF OFFERING PRICE

Prior to this offering, there has not been a public market for our securities in the United States. The public offering price for our common stock will be determined through negotiations between us and the representative. Among the factors to be considered in these negotiations will be prevailing market conditions, our financial information, market valuations of other companies that we and the underwriters believe to be comparable to us, estimates of our business potential, the present state of our development and other factors deemed relevant. We offer no assurances that the initial public offering price will correspond to the price at which our securities will trade in the public market subsequent to this offering or that an active trading market for our securities will develop and continue after this offering.

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UNDERWRITING

We have entered into an underwriting agreement with Wellington Shields to act as sole book running manager for the underwriters named below. Subject to the terms and conditions of the underwriting agreement, the underwriters named below have agreed to purchase, and we have agreed to sell to them, the number of shares of our common stock at the public offering price, less the underwriting discounts and commissions, as set forth on the cover page of this prospectus and as indicated below:

Underwriter	Number of Shares
Wellington & Shields Co., LLC
Total

The underwriting agreement provides that the obligations of the underwriters to pay for and accept delivery of the shares of common stock offered by this prospectus are subject to the approval of certain legal matters by their counsel and to other conditions. The underwriters are obligated to take and pay for all of the shares of common stock offered by this prospectus if any such shares are taken, other than those shares covered by the over-allotment option described below.

We have granted an option to the underwriters to purchase up to 15% of the total number of shares of common stock at the public offering price per share, less the underwriting discount, set forth on the cover page of this prospectus. This option is exercisable during the 60-day period after the date of this prospectus. The underwriters may exercise this option only to cover over-allotments made in connection with this offering.

The representative has advised us that the underwriters propose to offer the shares of common stock to the public at the public offering price per share set forth on the cover page of this prospectus. The underwriters may offer shares to securities dealers, who may include the underwriters, at that public offering price less a concession of up to $ per share. After the offering to the public, the offering price and other selling terms may be changed by the representative.

We have agreed to pay to the underwriters a fee equal to 7% of the aggregate sales price of the shares of our common stock sold in this offering. In addition, we have agreed to reimburse Wellington Shields for all of its accountable expenses, including but not limited to legal fees, travel, lodging and other road show expenses, mailing, printing, reproduction expenses, and any expenses incurred by them in conducting its due diligence. In addition, Wellington Shields will also be entitled to a non-accountable expense allowance equal to 2% of the aggregate sales price of the shares of our common stock sold in this offering. In the event the offering is not consummated, we have agreed to reimburse Wellington Shields for the full amount of its actual accountable expenses incurred to date. We estimate that expenses payable by us in connection with this offering of our common stock, other than the underwriting discounts and commissions referred to above, will be approximately $_________. As of the date of this prospectus, we have paid $100,000 of accountable expenses.

The following table summarizes the public offering price, underwriting discounts and commissions and proceeds before expenses to us assuming both no exercise and full exercise of the underwriters’ option to purchase additional shares:

	Per share[1]	Total
Public offering price	$	$
Underwriting discount	$	$

__________________________

1 Does not include the warrants to purchase shares of common stock equal to 3% of the number of shares included in the offering to be issued to the underwriters at the closing.

Upon the closing of this offering, we have agreed to grant to the underwriter, warrants to purchase a number of shares equal to 3% of the shares of our common stock sold in this offering, excluding any shares that may be sold pursuant to the underwriter’s exercise of the over-allotment option (the “Underwriter Warrants”). The Underwriter Warrants will be exercisable at a per share exercise price equal to 120% of the public offering price, and may be exercised on a cashless basis. The Underwriter Warrants are exercisable commencing twelve months after the effective date of the registration statement related to this offering, and will be exercisable for five (5) years. The Underwriter Warrants are not redeemable by us. The Underwriter Warrants and the shares of common stock underlying the Underwriter Warrants have been deemed compensation by FINRA and are therefore subject to a 180-day lock-up pursuant to Rule 5110(g)(1) of FINRA. Wellington Sheilds (or permitted assignees under such rule) may not sell, transfer, assign, pledge, or hypothecate the Underwriter Warrants or the securities underlying the Underwriter Warrants, nor will they engage in any hedging, short sale, derivative, put, or call transaction that would result in the effective economic disposition of the Underwriter Warrants or the underlying shares of common stock for a period of 180 days from the effective date of the registration statement. Additionally, the Underwriter Warrants may not be sold transferred, assigned, pledged or hypothecated for a 180-day period following the effective date of the registration statement except to any underwriter and selected dealer participating in the offering and their bona fide officers or partners. The Underwriter Warrants will provide for adjustment in the number and price of such Underwriter Warrants (and the shares of common stock underlying such Underwriter Warrants) in the event of recapitalization, merger or other structural transaction to prevent mechanical dilution.

73

Lock Up Agreements

We have agreed not to offer, issue, sell, contract to sell, encumber, pledge, grant options to purchase, or otherwise dispose of any shares of our common stock or securities exchangeable for or convertible into our common stock for a period of 12 months after the effective date of the registration statement, of which this prospectus forms a part, without the prior written consent of Wellington Shields. There are no existing agreements between the underwriters and any person who will execute a lock-up agreement in connection with this offering, providing consent to the sale of shares prior to the expiration of the lock-up period, except that Wellington Shields has agreed that up to 200,000 may be sold by non-executive officer shareholders who are designated by us. This agreement does not apply to the issuance of shares upon the exercise of rights to acquire shares of common stock pursuant to any existing stock option or similar equity incentive or compensation plan.

Our directors, executive officers and holders of greater than 2% of the outstanding shares of common stock, have agreed, subject to certain exceptions, not to, directly or indirectly, sell, hedge, or otherwise dispose of any shares of common stock, options to acquire shares of common stock or securities exchangeable for or convertible into shares of common stock, for a period of 12 months after the effective date of the registration statement that is the subject of this offering without the prior written consent of Wellington Shields. Notwithstanding the foregoing, Wellington Shields has agreed that the restrictions set forth above shall not apply to any transfers made by any director or executive officer as forfeitures of common stock to satisfy their respective tax withholding obligations in connection with the vesting of restricted stock units granted to such directors and officers pursuant to the Company’s equity plans in existence as of the date of the Lock Up Agreement.

The underwriting agreement provides that we will indemnify the underwriters against certain liabilities that may be incurred in connection with this offering, including liabilities under the Securities Act, or to contribute payments that the underwriters may be required to make in respect thereof.

In connection with this offering, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of our common stock. Specifically, the underwriters may over-allot in connection with this offering by selling more shares than are set forth on the cover page of this prospectus. This creates a short position in our common stock for its own account. The short position may be either a covered short position or a naked short position. In a covered short position, the number of shares over-allotted by the underwriter is not greater than the number of shares that it may purchase in the over-allotment option. In a naked short position, the number of shares involved is greater than the number of shares in the over-allotment option. To close out a short position or to stabilize the price of our common stock, the underwriters may bid for, and purchase, common stock in the open market. The underwriters may also elect to reduce any short position by exercising all or part of the over-allotment option. In determining the source of shares to close out the short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which it may purchase shares through the over-allotment option. If the underwriters sell more shares than could be covered by the over-allotment option, a naked short position, the position can only be closed out by buying shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there could be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in the offering.

The underwriters may also impose a penalty bid. This occurs when a particular underwriter or dealer repays selling concessions allowed to it for distributing our common stock in this offering because the underwriter repurchases that stock in stabilizing or short covering transactions.

Finally, the underwriters may bid for, and purchase, shares of our common stock in market making transactions, including “passive” market making transactions as described below.

These activities may stabilize or maintain the market price of our common stock at a price that is higher than the price that might otherwise exist in the absence of these activities. The underwriters are not required to engage in these activities, and may discontinue any of these activities at any time without notice. These transactions may be effected on the NASDAQ Capital Market, in the over-the-counter market, or otherwise.

In connection with this offering, the underwriters and selling group members, if any, or their affiliates may engage in passive market making transactions in our common stock on the NASDAQ Capital Market immediately prior to the commencement of sales in this offering, in accordance with Rule 103 of Regulation M under the Exchange Act. Rule 103 generally provides that:

•	a passive market maker may not effect transactions or display bids for our common stock in excess of the highest independent bid price by persons who are not passive market makers;

•	net purchases by a passive market maker on each day are generally limited to 30% of the passive market maker’s average daily trading volume in our common stock during a specified two-month prior period or 200 shares, whichever is greater, and must be discontinued when that limit is reached; and

•	passive market making bids must be identified as such.

74

Passive market making may stabilize or maintain the market price of our common stock at a level above that which might otherwise prevail and, if commenced, may be discontinued at any time.

The underwriters and their affiliates may in the future provide, various investment banking and other financial services for us, for which they may receive in the future, customary fees.

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is ___________________.

LEGAL MATTERS

The validity of the shares of common stock offered by this prospectus has been passed upon for us by our counsel, Loeb & Loeb, LLP, New York, New York. Certain legal matters in connection with this offering will be passed upon for the underwriters by Davisson & Associates, PA. Certain legal matters as to PRC law will be passed upon for us by Han Kun Law Offices.

EXPERTS

The financial statements as of December 31, 2014 and 2013 and for each of the two years in the period ended December 31, 2014 included in this Prospectus and in the Registration Statement have been so included in reliance on the report of Marcum Bernstein & Pinchuk LLP, an independent registered public accounting firm appearing elsewhere herein and in the Registration Statement, given on the authority of said firm as experts in auditing and accounting.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form S-1 under the Securities Act for the shares of common stock being offered by this prospectus. This prospectus, which is part of the registration statement, does not contain all of the information included in the registration statement and the exhibits. For further information about us and the common stock offered by this prospectus, you should refer to the registration statement and its exhibits. References in this prospectus to any of our contracts or other documents are not necessarily complete, and you should refer to the exhibits attached to the registration statement for copies of the actual contract or document. You may read and copy any document that we file at the SEC’s public reference room located at 100 F Street, NE, Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. SEC filings are also available to the public at the SEC’s website at www.sec.gov.

We will be subject to the reporting and information requirements of the Exchange Act and, as a result, will file periodic and current reports, proxy statements and other information with the SEC. We expect to make our periodic reports and other information filed with or furnished to the SEC, available, free of charge, through our website as soon as reasonably practicable after those reports and other information are filed with or furnished to the SEC. Additionally, these periodic reports, proxy statements and other information will be available for inspection and copying at the public reference room and website of the SEC referred to above.

Statements contained in this prospectus as to the contents of any contract or other document are not necessarily complete, and in each instance we refer you to the copy of the contract or document filed or incorporated by reference as an exhibit to the registration statement or as an exhibit to our Exchange Act filings, each such statement being qualified in all respects by such reference.

75

F-1

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders

of The Future Education Group, Inc.

We have audited the accompanying consolidated balance sheets of The Future Education Group Inc. (the “Company”) as of December 31, 2014 and 2013, and the related consolidated statements of income and comprehensive income, changes in equity and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of The Future Education Group, Inc., as of December 31, 2014 and 2013, and the results of its consolidated operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

/s/ Marcum Bernstein & Pinchuk LLP

New York, New York

April 24, 2015

F-2

THE FUTURE EDUCATION GROUP INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

	December 31, 2014	December 31, 2013
ASSETS
Current assets
Cash and cash equivalent	$4,780,541	$1,253,890
Accounts receivable, net	3,814,646	1,879,257
Prepaid and other current assets	238,298	22,439
Deferred tax assets - current	94,560	46,944
Due from related parties	193,741	186,720
Total current assets	9,121,786	3,389,250

Property and equipment, net	427,230	230,367
Long-term investments	117,666	118,093
Intangible assets, net	701,381	525,130
Prepayment for copyright and software	379,340	–
Acquisition deposit	163,425	–
Goodwill	61,593	61,816

Total assets	$10,972,421	$4,324,656

LIABILITIES AND EQUITY
Current liabilities
Accounts payable (all balances are included in the consolidated VIEs and are without recourse to The Future Education Group “Future Education”)	$176,281	$249,082
Short-term borrowings (all balances are included in the consolidated VIEs and are without recourse to Future Education)	1,560,238	–
Other payables and accrued liabilities ($1,063,454 and $787,027 are included in the consolidated VIEs and are without recourse to Future Education as of December 31, 2014 and 2013, respectively)	1,072,902	787,027
Due to related parties ($4,255,695 and $296,876 are included in the consolidated VIEs and are without recourse to Future Education as of December 31, 2014 and 2013, respectively)	4,286,867	296,876
Taxes payable (all balances are included in the consolidated VIEs and are without recourse to Future Education)	547,186	304,686
Deferred tax liabilities - current (all balances are included in the consolidated VIEs and are without recourse to Future Education)	6,556	6,580
Total current liabilities	7,650,030	1,644,251

Deferred tax liabilities - non-current (all balances are included in the consolidated VIEs and are without recourse to Future Education)	143,414	150,514
Long-term amount due to related parties (all balances are included in the consolidated VIEs and are without recourse to Future Education)	1,426,945	1,640,178
Total liabilities	9,220,389	3,434,943

Commitments and contingency

Stockholders’ Equity
Preferred stock, $0.001 par value, 100,000,000 shares authorized, no shares issued and outstanding	–	–
Common stock, $0.001 par value, 200,000,000 shares authorized, 38,000,000 shares issued and outstanding	38,000	38,000
Additional paid-in capital	713,415	713,415
Statutory reserves	229,116	83,118
Retained earnings	769,312	72,845
Accumulated other comprehensive income	4,919	4,746
Total The Future Education Group Inc. equity	1,754,762	912,124
Non-controlling interests	(2,730)	(22,411)
Total equity	1,752,032	889,713

Total liabilities and equity	$10,972,421	$4,324,656

See notes to the consolidated financial statements.

F-3

THE FUTURE EDUCATION GROUP INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME

	Years Ended December 31,
	2014	2013

REVENUE
Educational competition programs services revenue	$676,547	$918,692
Reading materials sales	256,293	291,087
Educational database and program	1,034,168	202,562
Commission and other revenue	3,503,890	1,925,055
Total revenues	5,470,898	3,337,396
COST OF REVENUE
Educational competition programs services revenue	271,224	346,924
Reading materials sales	83,511	87,031
Educational database and program	32,964	8,283
Commission and other revenue	434,635	196,878
Total cost of revenue	822,334	639,116

GROSS PROFIT	4,648,564	2,698,280

OPERATING EXPENSES:
Selling	1,243,868	925,494
General and administrative	1,738,521	691,340
Total operating expenses	2,982,389	1,616,834

INCOME FROM OPERATIONS	1,666,175	1,081,446

OTHER INCOME (EXPENSE)
Interest expense	(87,598)	(1,045)
Interest expenses, related parties	(267,065)	(4,035)
Gain on step acquisition	–	132,022
Income (loss) from investments	32,557	(27,003)
Other non-operating income (expense)	30,845	(4,797)
Total other income (expense), net	(291,261)	95,142

INCOME BEFORE INCOME TAXES	1,374,914	1,176,588

PROVISION FOR INCOME TAXES	512,773	300,321

NET INCOME	862,141	876,267

Less: Net income attributable to non-controlling interests	24,521	51,536

NET INCOME ATTRIBUTABLE TO THE FUTURE EDUCATION GROUP INC.	$837,620	$824,731

NET INCOME	$862,141	$876,267

OTHER COMPREHENSIVE INCOME
Foreign currency translation adjustments	178	14,130

COMPREHENSIVE INCOME	862,319	890,397

Less: Comprehensive income attributable to non-controlling interests	24,526	52,367

COMPREHENSIVE INCOME ATTRIBUTABLE TO THE FUTURE EDUCATION GROUP INC.	$837,793	$838,030

WEIGHTED AVERAGE NUMBER OF COMMON SHARES
Basic and diluted	38,000,000	38,000,000

EARNINGS PER SHARE
Basic and diluted	$0.02	$0.02

See notes to the consolidated financial statements.

F-4

THE FUTURE EDUCATION GROUP INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

	Common shares		Additional paid-in	Statutory	Retained earnings	Accumulated other comprehensive	Non-controlling
	Shares	Amount	capital	reserves	(deficits)	income (loss)	interests	Total
Balance, December 31, 2012	38,000,000	38,000	$836,461	$57,883	$(726,651)	$(8,553)	$(181,954)	$15,186
Net income	–	–	–	–	824,731	–	51,536	876,267
Appropriation of statutory reserve	–	–	–	25,235	(25,235)	–	–	–
Acquisition of non-controlling interests	–	–	(123,046)	–	–	–	107,176	(15,870)
Foreign currency translation adjustments	–	–	–	–	–	13,299	831	14,130
Balance, December 31, 2013	38,000,000	38,000	713,415	83,118	72,845	4,746	(22,411)	889,713
Net income	–	–	–	–	837,620	–	24,521	862,141
Appropriation of statutory reserve	–	–	–	145,998	(141,153)	–	(4,845)	–
Foreign currency translation adjustments	–	–	–	–	–	173	5	178
Balance, December 31, 2014	38,000,000	38,000	$713,415	$229,116	$769,312	$4,919	$(2,730)	$1,752,032

See notes to the consolidated financial statements.

F-5

THE FUTURE EDUCATION GROUP INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the Years Ended December 31,
	2014	2013

CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	$862,141	$876,267
Adjustments to reconcile net income to cash provided by (used in) operating activities:
Depreciation	49,180	44,736
Amortization	68,122	9,736
Loss on disposal of equipment	345	4,781
(Gain) loss from investments	(32,557)	27,003
Gain on step acquisition	–	(132,022)
Deferred income taxes	(54,129)	75,421
Change in operating assets and liabilities
Accounts receivable	(1,934,568)	(1,345,273)
Prepaid and other current assets	(79,159)	21,651
Accounts payable	(71,619)	(971,675)
Other payables and accrued liabilities	287,586	152,144
Due to related parties	169,394
Income taxes payable	242,646	224,782
Net cash used in operating activities	(492,618)	(1,012,449)

CASH FLOWS FROM INVESTING ACTIVITIES:
Net cash impact on acquisition of business	–	5,416
Repayments from related parties	51,589	649,112
Loans to related parties	(59,254)	(139,137)
Proceeds from investment income	32,557	24,211
Proceeds from disposal of long-term investment	–	3,228
Purchase of leasehold improvements and equipment	(246,446)	(2,839)
Purchase of intangible assets	(245,572)	–
Prepayment of copyright and software	(377,853)	–
Payment of acquisition deposit	(162,785)
Acquisition of non-controlling interest	–	(15,870)
Net cash provided by (used in) investing activities	(1,007,764)	524,121

CASH FLOWS FROM FINANCING ACTIVITIES:
Payments on offering costs	(135,935)	–
Proceeds from short-term borrowings	1,554,125	–
Proceeds from related parties loans	4,100,801	1,692,666
Loans repayments to related parties	(501,143)	(56,167)
Net cash provided by financing activities	5,017,848	1,636,499

EFFECT OF EXCHANGE RATE ON CASH	9,185	23,020

CHANGES IN CASH	3,526,651	1,171,191

CASH AND CASH EQUIVALENT, beginning of year	1,253,890	82,699

CASH AND CASH EQUIVALENT, end of year	$4,780,541	$1,253,890

SUPPLEMENTAL CASH FLOW INFORMATION:
Cash paid for income tax	$324,256	$118
Cash paid for interest	$97,671	$–

NON-CASH TRANSACTIONS OF INVESTING AND FINANCING ACTIVITIES
Acquisition payment offset with accounts receivable	$–	$707,190
Elimination of loan balances due to acquiree in business combination	$–	$576,901

See notes to the consolidated financial statements.

F-6

THE FUTURE EDUCATION GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2014 and 2013

Note 1 – Nature of business and organization

The Future Education Group Inc. (“Future Education” or the “Company”) is a holding company incorporated on September 10, 2014, under the laws of the State of Nevada. The Company through its subsidiaries and variable interest entities (“VIEs”) (collectively referred to as the “Group”) is principally engaged in magazine publishing and distribution, hosting government approved competitions for K-12 students and teachers, known as Network Originality Competition (“NOC”), text book distribution, educational database and program authorization, and operating online education platform in the People’s Republic of China (the “PRC” or “China”).

Details of the Company’s subsidiaries/VIEs are summarized as follows:

Name	Principle of business	Country of incorporation	Date of incorporation	Ownership
Future Education Group Limited (“Future Education HK”)	Holding company	Hong Kong	September 26, 2014	100%
The Future Leading Education (Shenzhen) Co., Ltd. (“WFOE”)	Holding company and deemed a wholly foreign owned enterprise (“WFOE”)	PRC	December 22, 2014	100%
Beijing Zhongtulian Culture & Education Development Center (“ZTL”)	Magazine publishing and distribution of textbook, and distribution of digital educational products	PRC	August 12, 1998	VIE by contractual arrangements
Innovation Time Magazine (“Innovation Times”)	Magazine publishing and distribution	PRC	April 2, 2003	90% owned subsidiary of ZTL
Beijing Wenhua Times Development Co., Ltd. (“Beijing Wenhua”)	Distribution of textbook	PRC	January 8, 2006	Wholly-owned subsidiary of ZTL
China Information Technology Education Magazine (“China Information”)	Magazine publishing and hosting NOC related activities	PRC	July 23, 2003	90% owned subsidiary of ZTL
Shenzhen Network Originality Competition Network Technology Co., Ltd. (“Shenzhen NOC”)	Distribution of digital educational products	PRC	June 8, 2011	70% owned subsidiary of China Information and 30% owned subsidiary of ZTL
Shenzhen Asia-Pacific Future Education Technology Development Co. Ltd. (“APFE”)	Online education platform operation	PRC	May 4, 2014	VIE by contractual arrangements

The Company develops and operates its business through ZTL and its subsidiaries. Currently APFE is yet to start its main business operation. ZTL is the predecessor of the Company and operates all of the business of the Company prior to a restructuring (the “Restructuring”).

Both ZTL and APFE were incorporated by Mr. Weifu Li and his spouse Ms. Xiaoheng Ren (collectively the “Controlling Shareholder”) and other non-controlling shareholders. ZTL established Innovation Times, China Information, and Shenzhen NOC, respectively. On August 19, 2013, ZTL acquired 70% of the equity interest of Beijing Wenhua from two unrelated original shareholders, after which, Beijing Wenhua was wholly owned by ZTL. APFE was incorporated by Mr. Weifu Li and his spouse Ms. Xiaoheng Ren and other non-controlling shareholders. ZTL, Innovation Times, China Information, Shenzhen NOC, Beijing Wenhua and APFE are collectively referred to as “PRC Operating Companies”. Except for Beijing Wenhua, all the PRC Operating companies have been controlled by the Controlling Shareholder since their establishment.

Restructuring

Future Education was set up on September 10, 2014 by the Controlling Shareholder and other non-controlling shareholders. On September 26, 2014, Future Education established its wholly owned subsidiary, Future Education HK. On December 22, 2014, Future Education HK established its wholly-owned subsidiary, WFOE.

On December 28, 2014, WFOE entered into a series contractual agreements (“Contractual Agreements”) with ZTL and APFE, respectively (See Note 1 Contractual Arrangements for details of the contract terms), thereafter WFOE qualifies as the primary beneficial owner of ZTL and its subsidiaries and APFE (See Note 3-VIE).

F-7

As result of the restructuring, Future Education HK, WFOE and PRC Operating companies became subsidiaries or VIEs of Future Education.

Immediately before and after the restructuring completed on December 28, 2014 as described above, Mr. Weifu Li and his spouse controlled the Future Education and its subsidiaries and PRC Operating companies; therefore the restructuring was effectively a legal recapitalization accounted for as transactions between entities under common control at historical cost basis, in a manner similar to pooling-of-interest accounting. The effect of the restructuring was applied retroactively to all the periods presented in the consolidated financial statements as if the current structure existed since inception.

Contractual Arrangements

Foreign investment in domestic Chinese companies that engage in magazine and textbook publishing and distribution, commercial operation of NOC and online education is currently prohibited or restricted in China. As a U.S. corporation, the Company is restricted or prohibited from directly owning all the equity interests in PRC companies engaged in these businesses. As such, the PRC Operating companies are controlled through Contractual Arrangements in lieu of direct equity ownership by the Company or any of its subsidiaries. The terms of the arrangements for ZTL and APFE with the WFOE are identical except for equity interest disposal restriction agreements. Such contractual arrangements are a series of four agreements (collectively the “Contractual Arrangements”), which significant terms are as follows:

Exclusive Business Cooperation Agreements

Pursuant to the exclusive business cooperation agreement among WFOE and ZTL/APFE, WFOE is engaged as exclusive services provider to ZTL/APFE with comprehensive technical support, consulting services and other services. For such services, ZTL/APFE agree to pay service fees in each month through negotiation to WFOE. If ZTL/APFE conducts any material breach of any term of this agreement, WFOE shall have right to terminate this agreement and/or require ZTL/APFE to indemnify all damages. Unless otherwise required by applicable laws, ZTL/APFE shall not have any right to terminate this agreement in any event. Until such termination, ZTL/APFE may not enter into another agreement for the provision of similar services without the prior consent of WFOE.

Exclusive Option Agreements

Pursuant to the exclusive option agreement between the shareholders of ZTL/APFE and WFOE, such shareholders jointly and severally grant WFOE an option to purchase their equity interests in ZTL/APFE. The purchase price shall be RMB 10. If PRC laws require a minimum price higher than RMB 10, the purchase price shall be the lowest price then permitted under applicable PRC laws. WFOE may exercise such option at any time until it has acquired all equity interests of ZTL/APFE, and freely transfer the option to any third party.

The shareholders of ZTL/APFE and ZTL/APFE further agree that, without obtaining prior written consent of WFOE, they shall not (1) supplement, change or amend the articles of association of ZTL/APFE, increase or decrease its registered capital, or change its structure of registered capital in other manners; (2) sell, transfer, mortgage or dispose of in any manner any material assets of ZTL or legal or beneficial interest in the material business or revenues of ZTL/APFE of more than RMB 100,000, or allow the encumbrance thereon of any security interest; (3) incur, inherit, guarantee or suffer the existence of any debt, except for payables incurred in the ordinary course of business other than through loans, or provide any person with any loan or credit; (4) cause ZTL/APFE to execute any major contract with a price greater than RMB100,000, except the contracts in the ordinary course of business; (5) cause or permit ZTL/APFE to merge, consolidate with, acquire or invest in any person; (6) in any manner distribute dividends to its shareholders, provided that upon WFOE’s written request, ZTL/APFE shall immediately distribute all distributable profits to its shareholders; (7) engage in any business in competition with WFOE or its affiliates, or (8) be dissolved or liquated without prior written consent by WFOE.

The shareholders of ZTL agree that, without obtaining the prior written consent of WFOE, they shall not, among other things(1) sell, transfer, mortgage or dispose of in any other manner any legal or beneficial interest in the equity interests in ZTL/APFE held by them, or allow the encumbrance thereon, except for the interest placed in accordance with the shareholders’ Equity Interest Disposal Restriction Agreement and their Power of Attorney, (2) approve any sale, transfer, mortgage or disposition in any other manner of any legal or beneficial interest in the equity interests in ZTL/APFE held by the shareholders, or allow the encumbrance thereon of any security interest, except for the interest placed in accordance with shareholders’ Equity Interest Disposal Restriction Agreement and shareholders’ Power of Attorney, and (3) approve the merger or consolidation with any person, or the acquisition of or investment in any person.

The shareholders of ZTL/APFE shall (1) cause the shareholders' meeting or the directors (or the executive director) of ZTL/APFE to vote their approval of the transfer of the equity interest and to take any and all other actions that may be requested by WFOE, (2) appoint any designee of WFOE as the director or the executive director of ZTL, at the request of WFOE; (3) waives its right of first of refusal to transfer of equity interest by any other shareholder of ZTL/APFE to WFOE or its designee, and (4) shall promptly donate any profit, interest, dividend or proceeds of liquidation to WFOE or any other person designated by WFOE to the extent permitted under applicable PRC laws;

F-8

The agreement will terminate at the earlier of (i) the date on which all of the equity interests of ZTL/APFE have been transferred to WFOE or its designee or (ii) the unilateral termination by WFOE.

Equity Interest Disposal Restriction Agreements for ZTL

Pursuant to the equity interest disposal restriction agreement between the shareholders of ZTL and WFOE, such shareholders shall not directly or indirectly assign, sell, donate, pledge, encumber or otherwise dispose of any interest in equity interest the shareholder holds and acquired hereafter (the “Restricted Equity Interest”) within the Term of Restriction set forth in this agreement. To the extent permitted under applicable PRC laws and regulations, WFOE shall have the right to request such shareholders to transfer all or part of Restricted Equity Interest he holds to any other person designated by WFOE at a minimum price allowed by applicable PRC laws and regulations (“Disposal of Restricted Equity Interest”) in the event that such shareholders is in violation of this agreement and/or fails to perform the obligation under the Contractual Arrangement (“Contract Obligations”). During the Term of the Restriction, Future WFOE is entitled to receive dividends distributed on the Restricted Equity Interest. Such shareholders may receive dividends distributed on the Restricted Equity Interest only with prior written consent of WFOE.

The Term of Restriction starts from the execution day of this agreement and terminates on the day that all Contract Obligations have been fully performed.

Equity Interest Pledge Agreement for APFE

Under the equity interest pledge agreements among the shareholders of APFE and WFOE, the shareholders of APFE agree to pledge all the equity interests in APFE to guarantee their and APFE’s performance of obligations under the Exclusive Business Cooperation Agreement, Exclusive Option Agreement and the Power of attorney (the “APFE Transaction Documents”) and payment of all the direct, indirect and derivative losses and losses of anticipated profits suffered by WFOE as a result of their and APFE’s breach of obligations under the APFE Transaction Documents. Pursuant to the terms of the equity pledge agreements, in the event that either APFE or its shareholders is in breach of the APFE Transaction Documents and the equity pledge agreements, then WFOE, as pledgee, will have the right to dispose of the pledged equity interests. The shareholders of APFE agree that, during the term of the equity pledge agreements, without the prior written consent of WFOE, they will not transfer their equity interests in APFE, place or permit the existence of any security interest or other encumbrance on their equity interests in APFE or any portion thereof. During the term of the equity pledge, WFOE has the right to receive all of the dividends and profits distributed on the pledged equity. All of the equity pledges of APFE have been registered with the relevant office of the Administration for Industry and Commerce in China.

Upon the fulfillment of all obligations under the APFE Transaction Documents, this agreement shall be terminated immediately.

Power of Attorney

Pursuant to the power of attorney agreement between the shareholders of ZTL/APFE and WFOE, such shareholders have given WFOE an irrevocable proxy to act on their behalf on all matters pertaining to ZTL/APFE, and to exercise all of their rights as shareholders of ZTL/APFE, including the right 1) attending shareholders meetings of APFE and shareholders’ and employees’ (congress) meeting of ZTL, 2) exercising all the shareholders’ rights and shareholders’ voting rights such shareholders are entitled to under the laws of China and ZTL/APFE’s Articles of Association, including but not limited to, the sale or transfer or disposition of their shareholding in part or in whole, and 3) designate and appoint on behalf of such shareholders the legal representative, the directors, supervisors, the chief executive officer and other senior management members of ZTL/APFE.

As a result of the foregoing Contractual Arrangements, which give WFOE effective control of ZTL and its subsidiaries and APFE, obligate WFOE to absorb all of the risk of loss from their activities, and enable WFOE to receive all of their expected residual returns, the Company accounts for each PRC Operating company as a VIE. Additionally, as the parent company of WFOE, the Company is considered the primary beneficiary of the PRC Operating companies. Accordingly, the Company consolidates the accounts of the PRC Operating companies for the the years ended December 31, 2014 and 2013.

Note 2 – Summary of significant accounting policies

Basis of presentation

The accompanying consolidated financial statements have been prepared in accordance with the generally accepted accounting principles in the United States of America (“U.S. GAAP”).

Principles of consolidation

The consolidated financial statements include the accounts of the Company, its subsidiaries, and the VIEs. All intercompany transactions and balances between the Company, its subsidiaries and the VIEs are eliminated upon consolidation.

F-9

Non-controlling interests represent the equity interests in the Company’s subsidiaries and VIEs that are not attributable, either directly or indirectly, to the Company. Non-controlling interest is reported in the consolidated financial position within equity, separately from the Company’s equity and that net income or loss and comprehensive income or loss are attributable to the Company’s and the non-controlling interest.

Use of estimates and assumptions

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the amounts reported amounts of assets and liabilities and disclosures of contingent assets and liabilities as of the date of the financial statements and the reported amounts of revenues and expenses during the periods presented. Significant accounting estimates reflected in the Group’s consolidated financial statements include fair value of assets and liabilities acquired in a business combination, the useful lives of intangible assets, and property, plant and equipment, impairment of goodwill and long-lived assets, collectability of receivables, and realization of deferred tax assets. Actual results could differ from these estimates.

Foreign currency translation and transactions

The reporting currency of the Company is the U.S. dollar (USD). Future Education uses USD as its functional currency. Future Education’s subsidiaries and the VIEs in China and Hong Kong use the local currency, Renminbi (“RMB”) and Hong Kong dollar (“HKD”), as their functional currency, respectively. Assets and liabilities are translated at the current exchange rate as quoted by the People’s Bank of China (the “PBOC”) at the end of the period. Income and expense accounts are translated at the average translation rates and the equity accounts are translated at historical rates. Translation adjustments resulting from this process are included in accumulated other comprehensive income in the statement of changes in equity. Transaction gains and losses that arise from exchange rate fluctuations on transactions denominated in a currency other than the functional currency are included in the results of operations as incurred.

The balance sheet amounts, with the exception of equity, at December 31, 2014 and 2013 were translated at 6.12 RMB and 6.10 RMB to $1.00, respectively. The equity accounts were stated at their historical rate. The average translation rates applied to statements of operations and other comprehensive income accounts for the years ended December 31, 2014 and 2013 were 6.14 RMB and 6.20 RMB to $1.00, respectively. The transactions dominated in HKD are immaterial

Cash and cash equivalents

Cash and cash equivalents consist of cash on hand, demand deposits and time deposits placed with banks or other financial institutions as well as highly liquid investments, which have original maturities of less than three months.

Accounts receivable, net

During the normal course of business, the Group extends unsecured credit to its customers. Accounts receivable are stated at the amount the Group expects to collect from customers. Management reviews its accounts receivable balances each reporting period to determine if an allowance for doubtful accounts is required. An allowance for doubtful accounts is recorded in the period in which loss is determined to be probable based on assessment of specific evidence indicating doubtful collection, historical experience, account balance aging and prevailing economic conditions. Bad debts are written off against the allowance after all collection efforts have ceased.

Property and equipment

Other than those acquired in a business combination as described in Note 4 - Business combination, property and equipment are stated at historical cost. Depreciation is provided over the estimated useful life of each class of depreciable assets and is computed using the straight-line method over the useful lives of the assets are as follows:

Useful Life
Office equipment and furnishing	3-5 years
Motor vehicles	10 years
Leasehold improvements	Shorter of the remaining lease terms or estimated useful lives

The cost and related accumulated depreciation of assets sold or otherwise retired are eliminated from the accounts and any gain or loss is included in the consolidated statements of operations. Expenditures for maintenance and repairs are charged to earnings as incurred, while additions, renewals and betterments, which are expected to extend the useful life of assets, are capitalized.

F-10

Intangible assets

Intangible assets represent software, trademark, copyright, distribution channel and vendor relationship. Intangible assets are carried at cost less accumulated amortization and net of any recorded impairment.

The software, trademark, and copyright are initially recorded at historic acquisition costs while distribution channel and vender relationship are initially recorded at fair value when acquired in a business combination. Intangible assets with finite useful lives are amortized using a straight-line method of amortization that reflects the estimated pattern in which the economic benefits of the intangible asset are to be consumed. The estimated useful life for intangible assets is as follows:

Description of assets	Estimated useful life
Distribution channel	14.3 years
Vendor relationship	14.3 years
Trademark	27.7 years
NOC education software	5-10 years
Copyright	4 years

The Group also re-evaluates the periods of amortization to determine whether subsequent events and circumstances warrant revised estimates of useful lives.

Business combination

For a business combination, the assets acquired, the liabilities assumed, and any non-controlling interest in the acquiree are recognized at the acquisition date, measured at their fair value as of that date. In a business acquisition achieved in stages, the identifiable assets and liabilities, as well as non-controlling interest in the acquiree, are recognized as the full amounts of their fair values.

Deferred tax liability and assets were recognized for the deferred tax consequences of difference between the tax bases and the recognized value of assets acquired and liabilities assumed in a business combination.

Goodwill represents the excess of the cost of an acquisition over the fair value of the Group’s share of the net identifiable assets of the acquired subsidiary at the date of acquisition. Goodwill is not amortized and is tested at least annually, more often when circumstances indicate impairment may have occurred. Goodwill is carried at cost less accumulated impairment losses. If impairment exists, goodwill is immediately written off to its fair value and the loss is recognized in the statements of operations. Impairment losses on goodwill are not reversed. Gains and losses on the disposal of an entity include the carrying amount of goodwill relating to the entity sold.

Impairment for long-lived assets

Long-lived assets, including, property and equipment and intangible assets with finite lives are reviewed for impairment whenever events or changes in circumstances (such as a significant adverse change to market conditions that will impact the future use of the assets) indicate that the carrying value of an asset may not be recoverable. The Group assesses the recoverability of the assets based on the undiscounted future cash flows the assets are expected to generate and recognize an impairment loss when estimated discounted future cash flows expected to result from the use of the asset plus net proceeds expected from disposition of the asset, if any, are less than the carrying value of the asset. When the Group identifies an impairment, the Group reduce the carrying amount of the asset to its estimated fair value based on a discounted cash flows approach or, when available and appropriate, to comparable market values. As of December 31, 2014 and 2013, no impairment of long-lived assets was recognized.

Long-term investment

Investments in equity securities of privately-held companies in which the Group holds less than 20% voting interest are accounted for under the cost method. Investments in equity securities of privately-held companies in which the Group has between 20% and 50% of ownership interest in the voting stock, and to which the Group does not have the ability to exercise significant influence are accounted for under the cost method.

Entities in which the Group has the ability to exercise significant influence, but does not have a controlling interest, are accounted for under the equity method. Significant influence is generally considered to exist when the Group has between 20% and 50% of ownership interest in the voting stock, but other factors, such as representation on the board of directors, voting rights and the impact of commercial arrangements, are considered in determining whether the equity method of accounting is appropriate.

The Group evaluates potential impairment whenever events or changes in circumstances indicate that the carrying amount of the investments may not be recoverable. For investments carried at cost, the Group recognizes impairment in the event that the carrying value of the investment exceeds the Group’s proportionate share of the net book value of the investee. As of December 31, 2014 and 2013, management believes no impairment charge necessary.

F-11

Fair value measurement

The Group adopted ASC Topic 820, Fair Value Measurements and Disclosures which defines fair value, establishes a framework for measuring fair value and expands financial statement disclosure requirements for fair value measurements.

ASC Topic 820 defines fair value as the price that would be received from the sale of an asset or paid to transfer a liability (an exit price) on the measurement date in an orderly transaction between market participants in the principal or most advantageous market for the asset or liability. ASC Topic 820 specifies a hierarchy of valuation techniques, which is based on whether the inputs into the valuation technique are observable or unobservable. The hierarchy is as follows:

Level 1 inputs to the valuation methodology are quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2 inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets, and inputs that are observable for the assets or liability, either directly or indirectly, for substantially the full term of the financial instruments.

Level 3 inputs to the valuation methodology are unobservable and significant to the fair value. Unobservable inputs are valuation technique inputs that reflect the Group’s own assumptions about the assumptions that market participants would use in pricing an asset or liability.

Management of the Group is responsible for determining the assets acquired, liabilities assumed and intangibles identified as of the acquisition date and considered a number of factors including valuations from independent appraiser.

When available, the Group uses quoted market prices to determine the fair value of an asset or liability. If quoted market prices are not available, the Group measures fair value using valuation techniques that use, when possible, current market-based or independently sourced market parameters, such as interest rates and currency rates. As of December 31, 2014 and 2013, there is no assets or liabilities that are measured and reported at fair value on a recurring basis.

Fair values of financial instruments

Financial instruments include cash and cash equivalents, accounts receivable, accounts payable, borrowings and amounts due from and due to related parties. The Group considers the carrying amount of financial instrument to approximate their fair values because of the short period of time between the origination of such instruments and their expected realization.

Revenue recognition

Revenue is recognized when persuasive evidence of an arrangement exists, the price is fixed or determinable, service is performed or product is delivered, and collectability of the related fee is reasonably assured. If any of the aforementioned criteria are not met, the Group defers the recognition of revenue until all criteria are met.

The Group’s revenue is primarily generated from delivering educational competition programs services, reading materials sales, educational database and program, and commission and other revenue.

Educational competition programs services revenue mainly consist of registration fee, training service fee, advertising fee generated in national K-12 school-curriculum related competition programs. The customers include mainly students, judging panel and teachers. The Group normally collects the fees from the attendee on the date of completion programs. Revenue is recognized for the fee collected on event date when the completion service is performed.

Reading materials sales mainly consist of sales of magazines, for which the Company recognizes revenue when the materials are delivered. Advertising income published on the magazine was included in the sales of magazine, which is when the magazine was published. Starting from 2014, the Group partially outsourced its magazines operation to third parties, leaving a few pages to operate by itself. The Group charge authorization fee on the outsourcing and recognizes the revenue on straight-line basis over the authorization period.

Educational database and program mainly consist of mock testing content database for K-12 school, The educational database and programs authorization fee are recognized when the educational database and programs delivered and the Group does not have further service obligation.

Commission revenue mainly related to agency fee charged to publisher/manufacturers for distribution of textbooks and educational hardware, such as calculators, for which the Group recognizes revenue when products are delivered. Other revenue mainly related to copyright authorization fee. The copyright authorization fee is recognized when magazine or books, which the Group owns the copyright, are produced by customers. The Group occasionally arranges certain qualified participants to attend famous conference or exhibition, and collect arrangement fee in advance. The exhibition arrangement fee is recognized on the event date of the exhibition.

F-12

The PRC Operating Companies were subject to business tax and related surcharges on the revenue earned for services provided in China. The applicable business tax rate was 5%. Business tax and related surcharges are deducted from revenues before arriving at net revenues. Certain PRC Operating Companies were also subject to value added tax (“VAT”). In general, the applicable VAT rate on the revenue earned is 6% for services and 13% for sales of books. Revenue is recognized net of VAT in the consolidated statement of operations.

Cost of revenue

Cost of revenue for educational competition programs services mainly consist of rental cost, enhancements on the location where the events are held, traveling expense, labor cost, lodging cost, etc. Cost of revenue for reading materials mainly consist of printing cost, shipping cost, and labor cost, etc. Cost of commission revenue and others mainly consist of necessary expenditures that are specifically related to a particular sales engagement, such as promotional advertisements, staff traveling costs, and labor costs. Cost of educational program and database is mainly comprised with the expenditures spent on experts involving the gathering, filtering, editing, and writing of the database contents.

Income taxes

The Group accounts for income taxes using the liability method. Under this method, deferred tax assets and liabilities are determined based on the difference between the financial reporting and tax bases of assets and liabilities using enacted tax rates that will be in effect in the period in which the differences are expected to reverse. The Group records a valuation allowance against deferred tax assets if, based on the weight of available evidence, it is more-likely-than-not that some portion, or all, of the deferred tax assets will not be realized. The effect on deferred taxes of a change in tax rates is recognized in income in the period that includes the enactment date. Deferred income tax expense represents the change during the period in the deferred tax assets and deferred tax liabilities. The components of the deferred tax assets and liabilities are individually classified as current and non-current based on their characteristics.

The Group accounts for uncertainty in income taxes and the evaluation of a tax position is a two-step process. The first step is to determine whether it is more likely than not that a tax position will be sustained upon examination, including the resolution of any related appeals or litigation based on the technical merits of that position. The second step is to measure a tax position that meets the more-likely-than-not threshold to determine the amount of benefit to be recognized in the financial statements. A tax position is measured at the largest amount of benefit that is greater than 50 percent likelihood of being realized upon ultimate settlement. Tax positions that previously failed to meet the more-likely-than-not recognition threshold should be recognized in the first subsequent period in which the threshold is met. Previously recognized tax positions that no longer meet the more-likely-than-not criteria should be de-recognized in the first subsequent financial reporting period in which the threshold is no longer met.

The Group recognizes interest on non-payment of income taxes under requirement by tax law and penalties associated with tax positions when a tax position does not meet the minimum statutory threshold to avoid payment of penalties. According to the PRC Tax Administration and Collection Law, the statute of limitations is three years if the underpayment of taxes is due to computational errors made by the taxpayer or the withholding agent. The statute of limitations is extended to five years under special circumstances, where the underpayment of taxes is more than RMB 100,000. In the case of transfer pricing issues and tax evasion, the statute of limitation is ten years and twenty years, respectively. The tax returns of the Company’s subsidiary and the PRC Operating Companies are subject to examination by the relevant tax authorities. The Group did not have any material interest or penalties associated with tax positions and did not have any significant unrecognized uncertain tax positions as of December 31, 2014 and 2013, respectively.

Commitments and Contingencies

In the normal course of business, the Group is subject to contingencies, including legal proceedings and claims arising out of the business that relate to a wide range of matters, such as government investigations and tax matters. The Group recognizes a liability for such contingency if it determines it is probable that a loss has occurred and a reasonable estimate of the loss can be made. The Group may consider many factors in making these assessments including historical and the specific facts and circumstances of each matter.

Segment reporting

Operating segments are defined as components of an enterprise about which separate financial information is available that is evaluated regularly by the chief executive officer, in deciding how to allocate resources and assessing performance. All of the Group’s sales are generated in the PRC and substantially all of the Group’s assets are located in the PRC.

The Group’s chief executive officer reviews financial information presented on a consolidated basis, accompanied by disaggregated information about revenue, cost of revenue and gross profit by business lines for purposes of allocating resources and evaluating financial performance. There are no segment managers who are held accountable for operations, operating results and plans for levels or components below the consolidated unit level. Based on qualitative and quantitative criteria established by ASC 280-10-50 Disclosures of Segments Reporting, the Group considers itself to be operating within one reportable segment.

Earnings per share

Basic earnings per share are computed by dividing net income attributable to holders of ordinary shares by the weighted average number of ordinary shares outstanding during the year. Diluted earnings per share reflect the potential dilution that could occur if securities to issue ordinary shares were exercised. The dilutive effect of outstanding share-based awards is reflected in the diluted earnings per share by application of the treasury stock method. Dilutive equivalent shares are excluded from the calculation in loss periods, as their effects would be anti-dilutive.

F-13

There were no potentially dilutive securities outstanding for the years ended December 31, 2014 and 2013.

Comprehensive income

Comprehensive income is defined to include all changes in shareholders’ equity except those resulting from investments by owners and distributions to owners. The Group presents items of net income and other comprehensive income in one continuous statement, the Consolidated Statements of Operations and Comprehensive Income. The components of other comprehensive income or loss consist solely of foreign currency translation adjustments.

Defined contribution plan

The full-time employees of the PRC Operating Companies are entitled to staff welfare benefits including medical care, housing fund, pension benefits, unemployment insurance and other welfare, which are government mandated defined contribution plans. The Group is required to accrue for these benefits based on certain percentages of the employees’ respective salaries, subject to certain ceilings, in accordance with the relevant PRC regulations, and make cash contributions to the state-sponsored plans out of the amounts accrued. Total expenses for the plans were $305,414 and $201,337 for years ended December 31, 2014 and 2013, respectively.

Recently issued accounting pronouncements

In May 2014, the FASB issued ASU 2014-09, Revenue from Contracts with Customers: Topic 606. This update affects any entity that either enters into contracts with customers to transfer goods or services or enters into contracts for the transfer of nonfinancial assets unless those contracts are within the scope of other standards (for example, insurance contracts or lease contracts). The guidance in this update supersedes the revenue recognition requirements in Topic 605, Revenue Recognition, and most industry-specific guidance throughout the industry topics of the codification. Additionally, this update supersedes some cost guidance included in Subtopic 605-35, Revenue Recognition—Construction-Type and Production-Type Contracts. In addition, the existing requirements for the recognition of a gain or loss on the transfer of nonfinancial assets that are not in a contract with a customer (for example, assets within the scope of Topic 360, Property, Plant, and Equipment, and intangible assets within the scope of Topic 350, Intangibles—Goodwill and Other) are amended to be consistent with the guidance on recognition and measurement (including the constraint on revenue) in this update. This ASU is effective for fiscal years, and interim periods within those years, beginning after December 15, 2017 for public companies and 2018 for non-public companies. Management is evaluating the effect, if any, on the Group’s financial statements.

The Group does not believe other recently issued but not yet effective accounting standards, if currently adopted, would have a material effect would have a material effect on the consolidated financial position, statements of operations and cash flows.

Note 3 – Variable interest entities

On December 28, 2014, WFOE entered into the Contractual Arrangements with ZTL/APFE and its shareholders. The significant terms of the Contractual Arrangements are summarized in “Note 1 - Nature of business and organization”. As a result of the Contractual Arrangements, the Group classifies ZTL and APFE as VIEs and the other PRC Operating Companies as subsidiaries of VIEs.

VIEs are entities that have either a total equity investment that is insufficient to permit the entity to finance its activities without additional subordinated financial support, or whose equity investors lack the characteristics of a controlling financial interest, such as through voting rights, right to receive the expected residual returns of the entity or obligation to absorb the expected losses of the entity. The variable interest holder, if any, that has a controlling financial interest in a VIE is deemed to be the primary beneficiary and must consolidate the VIE. WFOE is deemed to have a controlling financial interest and be the primary beneficiary of each Future Education operating company because it has both of the following characteristics:

(1)	The power to direct activities at VIEs that most significantly impact such entity’s economic performance, and

(2)	The obligation to absorb losses of, and the right to receive benefits from, each Future Education operating company that could potentially be significant to such entity.

The Company concludes it maintains the power criterion since Future Education directs the activities that impact the underlying economics of the VIEs. One example of such an activity is that Future Education’s Officers, which is composed of senior employees across Future Education’s departments, is responsible for monitoring performance and allocating resources and capital to VIEs. Further, since Future Education maintains a priority earnings position in the VIEs and has the ability and obligation to absorb the losses of the VIEs, Future Education also meets the losses/benefits criterion.

F-14

The Contractual Arrangements are designed so that the VIEs operate for the benefit of WFOE and ultimately, Future Education. Accordingly, the accounts of VIEs and its subsidiaries are consolidated in the accompanying financial statements pursuant to ASC 810-10, Consolidation. In addition, their financial positions and results of operations are included in the Company’s financial statements.

The Contractual Arrangements may not be as effective in providing the Future Education with control over the VIEs as direct ownership. Due to its VIE structure, Future Education has to rely on contractual rights to effect control and management of the VIEs, which exposes it to the risk of potential breach of contract by the shareholders of the VIEs for a number of reasons. For example, their interests as shareholders of the VIEs and the interests of Future Education may conflict and Future Education may fail to resolve such conflicts; the shareholders may believe that breaching the contracts will lead to greater economic benefit for them; or the shareholders may otherwise act in bad faith. If any of the foregoing were to happen, Future Education may have to rely on legal or arbitral proceedings to enforce its contractual rights, including specific performance or injunctive relief, and claiming damages. Such arbitral and legal proceedings may cost substantial financial and other resources, and result in a disruption of its business, and Future Education cannot assure that the outcome will be in its favor. Apart from the above risks, there are no significant judgments or assumptions regarding enforceability of the contracts.

In addition, as all of these contractual arrangements are governed by PRC law and provide for the resolution of disputes through either arbitration or litigation in the PRC, they would be interpreted in accordance with PRC law and any disputes would be resolved in accordance with PRC legal procedures. The legal environment in the PRC is not as developed as in other jurisdictions, such as the United States of America. As a result, uncertainties in the PRC legal system could further limit Future Education’s ability to enforce these contractual arrangements. Furthermore, these contracts may not be enforceable in China if PRC government authorities or courts take a view that such contracts contravene PRC laws and regulations or are otherwise not enforceable for public policy reasons. In the event Future Education is unable to enforce these contractual arrangements, it may not be able to exert effective control over the VIEs, and its ability to conduct its business may be materially and adversely affected.

The assets of the VIEs can be used only to settle obligations of the consolidated VIEs. Liabilities recognized as a result of consolidating these VIEs do not represent additional claims on Future Education’s general assets; rather, they represent claims against the specific assets of the consolidated VIEs.

The carrying amount of the VIEs’ consolidated assets and liabilities are as follows for the periods indicated:

	December 31, 2014	December 31, 2013

Total assets	$10,938,888	$4,324,656
Total liabilities	$9,198,665	$3,434,943

The operating results of the VIEs are as follows for periods indicated:

	Year Ended December 31, 2014	Year Ended December 31, 2013

Revenue	$5,470,898	$3,337,396
Net income	$869,200	$876,267

Note 4 — Step Acquisitions

On January 17, 2006, ZTL and two unrelated parties set up Beijing Wenhua and ZTL held 30% of equity interest with total investment of RMB 1,500,000 ($232,147), which was recorded under equity method. In 2012, ZTL entered into equity transfer agreements with two original stockholders to aggregated 70% of equity interest in Beijing Wenhua for a total purchase price of RMB 4,364,000 ($707,190). According to the equity transfer agreements, the total consideration obligation was offset by accounts receivable recorded on the financial statement of ZTL.

On August 19, 2013 (the “Acquisition Date”), the legal title of Beijing Wenhua was transferred to ZTL and ZTL obtained control of Beijing Wenhua. Beijing Wenhua is mainly engaged in sales of textbook and organization of book activities.

Before the acquisition, ZTL was in debt of RMB 3,560,000 ($576,901) to Beijing Wenhua, which was still outstanding as of Acquisition Date and was then eliminated in the Group’s consolidated financial statement. The Group recognizes as part of applying the acquisition method only the consideration transferred for the acquiree and the assets acquired and liabilities assumed in the exchange for the acquiree. The elimination of debt was deemed as dividend distribution and was not considered as part of exchange for the acquiree. Therefore the purchase price for the 70% equity interest was adjusted to $303, 359 after considering the deemed dividend.

F-15

Immediately before the Acquisition Date, the carrying amount of the original holding 30% equity interest in Beijing Wenhua was $182,489. After considering the deemed dividend, the carrying amount was adjusted to $9,419. On Acquisition Date, the Group re-measured its fair value amounting to $141,441, and recognized the excessive portion over carrying amount of $132,022 as a gain on step acquisition in the accompanying statements of operations and other comprehensive income.

As a result, the recognized purchase price of 100% equity interest of Beijing Wenhua is $444,800. The results of Beijing Wenhua’s operation from the Acquisition Date through December 31, 2014 are included in the Group's consolidated statements of income and comprehensive income.

The Group’s acquisition of Beijing Wenhua was accounted for as a business combination in accordance with ASC 805. The Group has allocated the purchase price of Beijing Wenhua based upon the fair value of the identifiable assets acquired and liabilities assumed on the Acquisition Date. Except for cash and cash equivalents, the Group estimated the fair values of the assets acquired and liabilities assumed at the acquisition date in accordance with the business combination standard issued by FASB with the following valuation methodologies with level 3 inputs: Other current assets and property and equipment were valued using the cost approach; Intangibles include distribution channel and vendor relationship were valued using the income approach. Management of the Group is responsible for determining the fair value of assets acquired, liabilities assumed and intangible assets identified as of the Acquisition Date and considered a number of factors including valuations from independent appraisers. Acquisition-related costs incurred for the acquisitions are not material and have been expensed as incurred in general and administrative expense.

The following table summarizes the fair value of the identifiable assets acquired and liabilities assumed at the Acquisition Date (August 19, 2013) , which represents the net purchase price allocation at the date of the acquisition of Beijing Wenhua based on valuation performed by an independent appraisal firm engaged by the Group:

Fair Value*

Cash and cash equivalents	$5,416
Other current assets	63,200
Plant and equipment, net	210
Distribution channel	216,068
Vendor relationship	280,888
Goodwill	61,075
Total assets	626,857
Total liabilities	(182,057)
Net asset acquired	$444,800

*Exchange rate translated at RMB 6.17 to $1.00 on the Acquisition Date

The $61,593 (RMB 376,886) of goodwill arising from the acquisition consists largely of synergy expected from combining operation of the Group and Beijing Wenhua. None of the goodwill is expected to be deductible for income tax purpose.

In accordance of SEC Reguation S-X Rule 3-05, Bejing Wenhua was not a significant subsidiary as of acquisition date therefore no separate audited financial statements are presented.

As of December 31, 2014 and 2013, the Group did not record any impairment for the goodwill.

Unaudited pro forma

The following unaudited pro forma condensed income statement for the year ended December 31, 2013 were prepared under generally accepted accounting principles as if the acquisition of Beijing Wenhua has occurred on January 1, 2013. The pro forma information may not be indicative of the results that actually would have occurred if the acquisition had been in effect from and on the date indicated. In addition, the unaudited pro forma financial information does not attempt to project the future results of operations of the combined entities.

For the year ended December 31, 2013

Net sales	$3,337,396
Operating income	952,974
Net income	$720,726

F-16

Note 5 – Accounts receivable, net

Accounts receivable, net consists of the following for the periods indicated:

	December 31, 2014	December 31, 2013

Accounts receivable	$3,847,168	$1,911,897
Less: allowance for doubtful accounts	(32,522)	(32,640)
Total accounts receivable, net	$3,814,646	$1,879,257

Note 6 – Prepaid and other current assets

	December 31, 2014	December 31, 2013

Deferred offering costs	$136,470	$–
Deposit	67,158	21,455
Prepaid	–	656
Other receivables	34,670	328
Total	$238,298	$22,439

Note 7 – Property and equipment, net

Plant and equipment consisted of the following for the periods indicated:

	December 31, 2014	December 31, 2013

Office equipment and furnishing	$295,454	$155,403
Motor vehicles	346,336	347,354
Leasehold improvements	100,459	–
Total	742,249	502,757
Less: accumulated depreciation	(315,019)	(272,390)
Plant and equipment, net	$427,230	$230,367

Depreciation expenses were $49,180 and $44,736 for the years ended December 31, 2014 and 2013, respectively.

Note 8 – Long-term investments

Long-term investments consisted of investments accounted for using the cost and equity methods.

Unconsolidated entities	Investment method	December 31, 2014	December 31, 2013	Owned%
Haikou Experiment School (1)	Cost method	$117,666	$118,093	36%

Beijing Wenhua (2)	Equity method	–	–	30%
Total		$117,666	$118,093

(1)	Cost method was adopted for the investment in Haikou Experiment School, as the Group does not have the ability to exercise significant influence, as the Group could not assign seat of board of directors in Haikou Experiment School. Investment income for Haikou Experiment School under cost method was $32,557 and $24,211 for the years ended December 31, 2014 and 2013, respectively.

(2)	Investment loss for Beijing Wenhua under equity method was $51,214 for the year ended December 31, 2013. On August 19, 2013, the Group acquired the remaining 70% of ownership in Beijing Wenhua (See Note 4 – Step Acquisition).

 No impairment was recorded for the long-term investments as of December 31, 2014 and 2013, respectively.

F-17

Note 9 – Intangibles, net

Intangible assets consisted of the following for the periods indicated:

	December 31, 2014	December 31, 2013

Distribution channel	$217,900	$218,690
Vendor relationship	283,271	284,297
Trademark	33,502	33,624
NOC education software	179,114	–
Copyright	67,424	–
Less: accumulated amortization	(79,830)	(11,481)
Total	$701,381	$525,130

Amortization expenses for the years ended December 31, 2014 and 2013 amounted to $68,122 and $9,736, respectively.

The estimated amortization expenses for each of the five succeeding years is as follows:

Year ending	Estimated amortization expense

2015	$88,854
2016	88,854
2017	88,854
2018	88,854
2019	53,735
Thereafter	292,230
Total	$701,381

Note 10 – Related party transactions

The following is the list of the related parties to which the Group has transactions with:

(a) Entity in which Mr. Weifu Li holds 45%, Ms, Xiaoheng Ren holds 55% equity interest.

(b) Chairman of the Company.

(c) Chief Executive Officer (“CEO”) of the Company.

(d) Wife of Chief Operating Officer (“COO”) of the Company

Due from related parties

Due from affiliates consisted of the following as of the periods indicated:

Name of related parties	December 31, 2014	December 31, 2013

Beijing Asia-Pacific Future (a)	$193,741	$134,740
Mr. Weifu Li (b)	–	51,980
Total	$193,741	$186,720

The amount due from Beijing Asia Pacific consists of loan provided for its daily operation, and the amount due from Mr. Weifu Li is advance of daily operation of the Group. The aforementioned loan receivables are unsecured, non-interest bearing and due on demand.

During 2014, Chairman repaid the loan balance back to the Group.

F-18

Due to related parties

Due to related parties consisted of the following as of the periods indicated:

Name of related parties	December 31, 2014	December 31, 2013

Mr. Weifu Li (b)	$31,172	$–
Ms. Xiaoheng Ren (c)	–	296,876
Ms. Jinlian Li (d)	4,255,695	–
Total	$4,286,867	$296,876

Amounts due to Chairman and CEO are non-interest bearing, unsecured and due on demand by the lenders.

Amount due to the wife of COO is borne an interest rate of 10.0% and due in December 2015.

Long-term amount due to related parties

Long-term amount due to related parties consisted of the following as of the periods indicated:

Name of related parties	December 31, 2014	December 31, 2013

Ms. Xiaoheng Ren (c)	$1,426,945	$1,640,178

On December 15, 2013, the Company entered into a borrowing agreement of $1.6 million with Ms. Xiaoheng Ren due on demand by the lender, with interest at the rate of 6% per annum, which currently is still outstanding. The Group intends to refinance the short-term obligation on a long-term basis, and subsequently received the letter of commitment by the CEO to extend the due date to December 31, 2016. During the year ended December 31, 2014, the Group repaid approximately $0.2 million to the CEO.

Related parties transactions

Unsecured borrowings from related parties consisted of the following for the periods indicated:

Name of related parties	Year Ended December 31, 2014	Year Ended December 31, 2013

Mr. Weifu Li (b)	$31,172	$–
Ms. Xiaoheng Ren (c)	–	1,614,038
Ms. Jinlian Li (d)	4,069,629	–
Total	$4,100,801	$1,614,038

Interest expense from related parties consisted of the following for the periods indicated:

Name of related parties	Year Ended December 31, 2014	Year Ended December 31, 2013

Ms. Xiaoheng Ren (c)	$97,671	$4,035
Ms. Jinlian Li (d)	169,394	–
Total	$267,065	$4,035

Note 11 – Short-term borrowings

Short-term borrowings consisted of the following as of the periods indicated:

Lender	Maturities	Interest rate	December 31, 2014	December 31, 2013

Unsecured short-term borrowings from individuals	Started on January 3, 2014 to December 17, 2014, due on December 17, 2015 to December 31, 2015*	6% - 10%	$1,560,238	$–

*Short-term borrowings with the maturity dates after January 3, 2015 and through the date of this report that the Group had not repaid the borrowings were extended by the lenders on the due date to December 31, 2015.

The short-term borrowings starting on January 3, 2014 were denominated in RMB, all for working capital purpose, with weighted average balances of $921,653 and weighted average interest rates of 9.5% for the year ended December 31, 2014. Interest expenses for the year ended December 31, 2014 amounted to $87,598.

F-19

Note 12 – Other payables and accrued liabilities

Other payables and accrued liabilities consisted of the following as of the periods indicated:

	December 31, 2014	December 31, 2013

Accrued welfare	$546,987	$330,092
Accrued interest	87,942	–
Accrued rental	124,176	113,241
Accrued payroll	96,035	174,102
Advance receipts	21,245	–
Business tax and VAT payables	130,271	155,691
Others	66,246	13,901
Total	$1,072,902	$787,027

Note 13 – Income Taxes

Hong Kong

Future Education HK is incorporated in the Hong Kong and conducts all of its businesses through its PRC subsidiary and VIEs. Companies registered in Hong Kong are subject to Hong Kong Profits Tax on the taxable income as reported in their respective statutory financial statements adjusted in accordance with relevant Hong Kong tax laws. The applicable tax rate is 16.5% in Hong Kong. The Group did not make any provisions for Hong Kong profit tax as there were no assessable profits derived from or earned in Hong Kong since inception. Under Hong Kong tax law, Future Education HK is exempted from income tax on its foreign-derived income and there are no withholding taxes in Hong Kong on remittance of dividends.

PRC

WFOE and the VIEs are governed by the income tax laws of the PRC and the income tax provision in respect to operations in the PRC is calculated at the applicable tax rates on the taxable income for the periods based on existing legislation, interpretations and practices in respect thereof. Under the Enterprise Income Tax Laws of the PRC (the “EIT Laws”), Chinese enterprises are subject to income tax at a rate of 25% after appropriate tax adjustments.

Under the EIT Laws, dividends paid by PRC enterprises out of profits earned post-2007 to non-PRC tax resident investors are subject to PRC withholding tax of 10%. A lower withholding tax rate may be applied based on applicable tax treaty with certain countries.

The EIT Laws also provide that enterprises established under the laws of foreign countries or regions and whose “place of effective management” is located within the PRC are considered PRC tax resident enterprises and subject to PRC income tax at the rate of 25% on worldwide income. The definition of “place of effective management” refers to an establishment that exercises, in substance, overall management and control over the production and business, personnel, accounting, properties, and other aspects of an enterprise. No detailed interpretation or guidance has been issued to define “place of effective management”. Furthermore, the administrative practice associated with interpreting and applying the concept of “place of effective management” is unclear. If the Company and its Hong Kong subsidiary are deemed as PRC tax residents, it would be subject to PRC tax under the EIT Law. The Group has analyzed the applicability of this law, and for each of the periods presented, the Group has not accrued for PRC tax on such basis. The Group will continue to monitor changes in the interpretation and/or guidance of this law.

The income tax expense is comprised of the following for the periods indicated:

	Year Ended December 31, 2014	Year Ended December 31, 2013

Current	$566,902	$224,900
Deferred	(54,129)	75,421
Total	$512,773	$300,321

F-20

The following table reconciles the income tax provision at the statutory rates in China to the Group’s income tax provision for the periods indicated:

	Year Ended December 31, 2014	Year Ended December 31, 2013

Income before income taxes	$1,374,914	$1,176,588
Computed tax expense with statutory tax rate at 25%	$343,729	$294,147
Tax effect on non-deductible items*	169,044	6,174
Income tax provision	$512,773	$300,321

* These items consist of excess entertainment expenses, excess interest expenses and uninvoiced expenses, which are not deductible under PRC tax laws.

Deferred taxes assets and liabilities

Significant components of deferred tax assets and liabilities were as follows:

	December 31, 2014	December 31, 2013

Deferred tax assets
Current
Net operating loss carried forward	$69,009	$21,131
Excess staff education fee	–	169
Long term investment profit/loss recognized based on equity method	17,421	17,484
Provision for doubtful accounts	8,130	8,160
Total current deferred tax assets	94,560	46,944
Less: valuation allowance	–	–
Total deferred tax assets	$94,560	$46,944

	December 31, 2014	December 31, 2013

Deferred tax liabilities
Current
Distribution channel and vendor relationship acquired in acquisition	$6,556	$6,580
Total current deferred tax liabilities	6,556	6,580
Non-current
Acquisition gain on step acquisition	33,418	33,540
Distribution channel and vendor relationship acquired in acquisition	109,996	116,974
Total non-current deferred tax liabilities	$143,414	$150,514

The Company’s PRC Operating Companies have an aggregate net operating loss carry forward available amounting to $0.3 million, which begins to expire in 2019, if unused by the offset of future taxable income of the individual subsidiaries.

Uncertain tax positions

There were no unrecognized tax benefits as of December 31, 2014 and 2013. Management does not anticipate any potential future adjustments in the next twelve months, which would result in a material change to its tax positions. For the years ended December 31, 2014 and 2013, the Group did not incur any interest and penalties.

Note 14 – Equity

Non-controlling interests

Non-controlling interests mainly consist of a 10% equity interest of Innovation Time, 10% equity interest of China Information and a 7% equity interest of Shenzhen NOC, all of which are owned by unrelated third parties.

F-21

In 2013, the Group acquired 10% equity interest in Innovation Times with cost of $15,870, after which, the Group owns 90% of equity interest in Innovation Times. As of transfer of 10% equity interest, the carrying amount of 10% equity interest in Innovation Times was in deficit of $107,176, which resulted in the Group loss of $123,046 and deducted the APIC accordingly.

Restricted net assets

The Company’s ability to pay dividends is primarily dependent on the Company receiving distributions of funds from its subsidiaries. Relevant PRC statutory laws and regulations permit payments of dividends by WFOE and the VIEs only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. The results of operations reflected in the consolidated financial statements prepared in accordance with U.S. GAAP differ from those reflected in the statutory financial statements of WFOE and the VIEs in accordance with the PRC statutory laws and regulation.

Each of the PRC Operating Companies is required to set aside at least 10% of its after-tax profits each year, if any, to fund certain statutory reserve funds until such reserve funds reach 50% of its registered capital. In addition, WFOE may allocate a portion of its after-tax profits based on PRC accounting standards to enterprise expansion fund and staff bonus and welfare fund at its discretion. Each of the VIEs may allocate a portion of its after-tax profits based on PRC accounting standards to a discretionary surplus fund at its discretion. The statutory reserve funds and the discretionary funds are not distributable as cash dividends. Remittance of dividends by a wholly foreign-owned company out of China is subject to examination by the banks designated by State Administration of Foreign Exchange.

As of December 31, 2014 and 2013, the PRC Operating Companies collectively appropriated $229,116 and $83,118 of retained earnings for their statutory reserves, respectively.

As a result of the foregoing restrictions, PRC Operating Companies are restricted in their ability to transfer their net assets to the Company. Foreign exchange and other regulation in the PRC may further restrict the PRC Operating Companies from transferring funds to the Company in the form of dividends, loans and advances. As of December 31, 2014 and 2013, amounts restricted are the net assets of the PRC Operating Companies, which amounted to $1,752,032 and $889,713, respectively.

Note 15 – Concentration of risk

Credit risk

Financial instruments that potentially subject the Group to significant concentrations of credit risk consist primarily of cash and cash equivalents and accounts receivable. As of December 31, 2014 and 2013, $4,727,983 and $1,203,794 were deposited with various major financial institutions located in the PRC, respectively. While management believes that these financial institutions are of high credit quality, it also continually monitors their credit worthiness.

Accounts receivable are typically unsecured and derived from revenue earned from customers, thereby exposed to credit risk. The risk is mitigated by the Group’s assessment of its customers’ creditworthiness and its ongoing monitoring of outstanding balances. The Group maintains reserves for estimated credit losses, and such losses have generally been within expectations.

Customer and vendor concentration risk

For the years ended December 31, 2014 and 2013, three and one customers accounted for 53.8% and 17.1% of the Group's total revenues, respectively.

As of December 31, 2014 and 2013, three and five customers accounted for 73.2% and 85.1% of the Group's total accounts receivable, respectively.

For the year ended December 31, 2014, one supplier accounted for 10.6% of the Group's total purchases. For the year ended December 31, 2013, no supplier accounted for more than 10% of the Group's total purchases.

As of December 31, 2014 and 2013, three and three suppliers accounted for 57.4% and 53.9% of the Group’s accounts payable balances, respectively.

F-22

Note 16– Commitments and contingencies

Lease commitment

The Group has entered into lease agreements for offices with lease periods ranging from one year to three years. The Group’s commitment for minimum lease payment under these operating leases as of December 31, 2014 for the next five years is as follow:

Year	Minimum lease payment

2015	$339,993
2016	230,745
2017	4,884

Total	$575,622

Rent expenses for the years ended December 31, 2014 and 2013 were $432,992 and $152,705, respectively.

Contingencies

The Group is currently not a party to any material legal proceedings, investigation or claims. However, the Group, from time to time, may be involved in legal matters arising in the ordinary course of its business.  While management believes that such matters are currently not material, there can be no assurance that matters arising in the ordinary course of business for which the Group is or could become involved in litigation, will not have a material adverse effect on its business, financial condition or results of operations.

Note 17 – Parent company only condensed financial information

The condensed financial statements of the Company have been prepared using the same accounting policies as set out in the Group’s consolidated financial statements except that the Company used the equity method to account for investments in its subsidiaries and VIEs.

The Company, its subsidiaries and VIEs were included in the consolidated financial statements whereby the inter-company balances and transactions were eliminated upon consolidation. For the purpose of the Company’s condensed financial statements, its investments in subsidiaries are reported using the equity method of accounting.

The footnote disclosures contain supplemental information relating to the operations of the Company and, as such, these statements should be read in conjunction with the notes to the consolidated financial statements of the Company. Certain information and footnote disclosures normally included in financial statements prepared in accordance with U.S GAAP have been condensed or omitted.

As of December 31, 2014 and 2013, there were no material contingencies, significant provisions for long-term obligations, or guarantees of the Company.

Condensed balance sheets

	December 31,	December 31,
	2014	2013

ASSETS
Noncurrent assets
Investment in subsidiaries	$1,754,762	$912,124
Total assets	1,754,762	912,124

LIABILITIES AND STOCKHOLDERS’ EQUITY
Shareholders’ equity
Preferred stock, $0.001 par value, 100,000,000 shares authorized, no shares issued and outstanding	–	–
Common stock, $0.001 par value, 200,000,000 shares authorized, 38,000,000 shares issued and outstanding	38,000	38,000
Additional paid-in capital	713,415	713,415
Statutory reserves	229,116	83,118
Retained earnings	769,312	72,845
Accumulated other comprehensive income	4,919	4,746
Total shareholders’ equity	1,754,762	912,124
Total liabilities and stockholders’ equity	$1,754,762	$912,124

F-23

 Condensed statements of operation and comprehensive income

	Years Ended December 31,
	2014	2013

OPERATING INCOME
Equity in profit of subsidiaries and VIEs	$837,620	$824,731
Net income	$837,620	$824,731
Comprehensive income
Net income	837,620	824,731
Foreign translation adjustments	173	13,299
Comprehensive income	$837,793	$838,030

Condensed statements of cash flows

	Years Ended December 31,
	2014	2013

Cash flows from operating activities:
Net income	$837,620	$824,731
Adjustments to reconcile net income to net cash provided by operating activities:
Equity in profit of subsidiaries and VIEs	(837,620)	(824,731)
Net cash provided by operating activities	–	–
Net cash provided by investment activities	–	–
Net cash provided by financing activities	–	–
Net change in cash and cash equivalents	–	–
Cash and cash equivalents, beginning of period	–	–
Cash and cash equivalents, ending of period	$–	$–

Note 18 – Subsequent event

The Group evaluated subsequent events up until the date of this report and management identified the following subsequent events:

On October 6, 2014, the Group entered into a memorandum of agreement with the shareholders of Shanghai Bohao Information Technology Co. Ltd. (Shanghai Bohao) with the intention to acquire 100% equity of Shanghai Bohao. In January 2015, the Group made the additional payment of RMB 4 million (approximately $653,702) as deposit of acquisition. The Group will consolidate the financial statements of Shanghai Bohao after the completion of this transaction. As of the date of this report, the Group prepaid RMB 5 million (approximately $817,127) as deposit of acquisition.

F-24

                    Shares

Common Stock

____________________________________________________________

PROSPECTUS

____________________________________________________________

                    , 2015

Wellington Shields

You should rely only on the information contained in this prospectus. No dealer, salesperson or other person is authorized to give information that is not contained in this prospectus. This prospectus is not an offer to sell nor is it seeking an offer to buy these securities in any jurisdiction where the offer or sale is not permitted. The information contained in this prospectus is correct only as of the date of this prospectus, regardless of the time of the delivery of this prospectus or any sale of these securities.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution

The following table sets forth the costs and expenses, other than underwriting discounts and commissions, to be paid by the Registrant in connection with the issuance and distribution of the common stock being registered. All amounts other than the SEC registration fees and FINRA fees are estimates.

S.E.C. registration fee	–
FINRA filing fee	–
NASDAQ listing fee	–
Legal fees and expenses	–
Accounting fees and expenses	–
Miscellaneous	–
Total	–

Item 14.            Indemnification of Directors and Officers

Nevada law allows us to indemnify our directors, officers, employees, and agents, under certain circumstances, against attorney's fees and other expenses incurred by them in any litigation to which they become a party arising from their association with or activities on our behalf, and under certain circumstances to advance the expenses of such litigation upon securing their promise to repay us if it is ultimately determined that indemnification will not be allowed to an individual in that litigation.

Our bylaws require that we indemnify our directors and officers, including those of other enterprises in which we asked them to serve in those capacities, against liability for actions taken in the performance of their duties on our behalf, to the full extent permitted by law. We may also advance expenses as incurred in defending against such liability, upon receipt of an undertaking by such person to repay such expenses if it shall be ultimately determined that such person is not entitled to be indemnified by us.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers and controlling persons, pursuant to the foregoing provisions or otherwise, we have been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by us of expenses incurred or paid by a director, officer or controlling person in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, we will, unless in the opinion of our counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by us is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The underwriting agreement,, may provide for indemnification by any underwriters of the company, our directors, our officers who sign the registration statement and our controlling persons (if any) for some liabilities, including liabilities arising under the Securities Act.

Item 15.            Recent Sales of Unregistered Securities

None

Item 16.            Exhibits and Financial Statement Schedules

(a)	Exhibits

Incorporated by reference to the Exhibit Index following Page II-5 hereof.

(b)	Financial Statement Schedules

All schedules have been omitted since they are not required or are not applicable or the required information is shown in the financial statements or related notes.

Item 17.            Undertakings

The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement, certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

II-1

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes that:

(1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

II-2

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-1 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized in Beijing, P.R.C., on April 27, 2015.

THE FUTURE EDUCATION GROUP, INC.

By:	/s/ Xiaoheng Ren
Name:	Xiaoheng Ren
Title:	Chief Executive Officer and President (Principal Executive Officer)

By:	/s/ Alice Wu
Name:	Alice Wu
Title:	Chief Financial Officer (Principal Financial and Accounting Officer)

POWER OF ATTORNEY

KNOWN ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints each of Xiaoheng Ren and Alice Wu his true and lawful attorney-in-fact, with full power of substitution and resubstitution for him and in his name, place and stead, in any and all capacities to sign any and all amendments (including post-effective amendments) to this registration statement (and to any registration statement filed pursuant to Rule 462 under the Securities Act of 1933, as amended), and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, hereby ratifying and confirming all that said attorney-in-fact or his substitute, each acting alone, may lawfully do or cause to be done by virtue thereof.

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated:

Dated: April 27, 2015	By:	/s/ Weifu Li
	Name:	Weifu Li
	Title:	Chairman

Dated: April 27, 2015	By:	/s/ Xiaoheng Ren
	Name:	Xiaoheng Ren
	Title:	Chief Executive Officer (Principal Executive Officer)

Dated: April 27, 2015	By:	/s/ Alice Wu
	Name:	Alice Wu
	Title:	Chief Financial Officer (Principal Financial and Accounting Officer)

Dated: April 27, 2015	By:	/s/ Guodong He
	Name:	Guodong He
	Title:	Director

Dated: April 27, 2015	By:	/s/ Fredric Choi
	Name:	Fredric Choi
	Title:	Director

Dated: April 27, 2015	By:	/s/ Minghe Jiang
	Name:	Minghe Jiang
	Title:	Director

II-3

EXHIBIT INDEX

Item 16. Exhibit and Financial Statement Schedules

1.1	Form of Underwriting Agreement *
3.1	Articles of Incorporation of the Registrant †
3.1(a)	Form of Amended and Restated Articles of Incorporation of the Registrant
3.2	Bylaws of the Registrant †
4.1	Form of Common Stock Certificate *
5.1	Opinion of Loeb & Loeb LP *
10.1	Loan Agreement between Beijing Zhongtulian Culture & Education Development Center and Ms. Ren Xiaoheng dated December 15, 2013 †
10.1(a)	Debt Confirmation from Ms. Ren Xiaoheng to Beijing Zhongtulian Culture & Education Development Center dated December 31, 2014
10.2	Lease Agreement between APFE Beijing Branch and Tianjin Changhi Heli Investment Partnership dated ______ †
10.3	Cooperation Agreement between China Information Technology Education Magazine and Hubei Hanzhiyun Culture Creation Co., Ltd. dated December 12, 2014 †
10.4	Cooperation Agreement between China Information Technology Education Magazine and China Post Beijing Office Bureau dated in July, 2010 †
10.5	Cooperation Agreement between China Information Technology Education Magazine and China High Education Committee dated March 1, 2014 †
10.6	Cooperation Agreement between China Information Technology Education Magazine and Huzhou Aichuang Intelligence Technology Co., Ltd. dated September 25, 2014 †
10.7	Cooperation Agreement between China Information Technology Education Magazine and Shenzhen Haitian Publishing dated June 15, 2009 †
10.8	Cooperation Agreement between Beijing Wenhua Culture Development Co., Ltd. and Sichuan Education Publishing dated November 12, 2009 †
10.9	Cooperation Agreement between China Information Technology Education Magazine and Zhongnan Publishing Medial Group Co., Ltd. dated September 4, 2013 †
10.10	Cooperation Agreement between Beijing Wenhua Culture Development Co., Ltd. and China Youth Publishing dated May 8, 2014 †
10.11	Cooperation Agreement between Shenzhen Network Originality Competition Network Technology Co., Ltd. Shenzhen Aopu Feiyang Electronics Co., Ltd., dated August 1, 2013 †
10.12	Contract for Transfer of Intellectual Property Right of Software, between Shenzhen Network Originality Competition Network Technology Co., Ltd. and Weihu Software (Beijing) Co., Ltd. dated April 14, 2014 †
10.13	Lease Agreement between Beijing Zhongtulian Culture & Education Development Center and Yang Hui Li dated January 4, 2015 †
10.14	Lease Agreement between Beijing Zhongtulian Culture & Education Development Center and Tianjin Changhe Heli Investment Partnership dated March 20, 2014 †
10.15	Lease Agreement between China Information Technology Education Magazine and Tianjin Changhe Heli Investment Partnership dated March 20, 2014 †
10.16	Lease Agreement between Innovation Time Magazine and Tianjin Changhe Heli Investment Partnership dated April 28, 2014 †
10.17	Lease Agreement between Shenzhen Network Originality Competition Network Technology Co., Ltd. and Shenzhen Fuzhongda Investment Holdings Co., Ltd. dated May 28, 2014 †
10.18	Lease Agreement between Beijing Wenhua Culture Development Co., Ltd. and Tianjin Changhe Heli Investment Partnership dated March 20, 2014 †

10.19	Lease Agreement between The Future Leading Education (Shenzhen) Company Limited and Shenzhen Thunis Sci-Tech. Co. Ltd., dated November 15, 2014 †
10.20	Employment Agreement between Beijing Zhongtulian Culture & Education Development Center and Mr. Li Weifu dated January 1, 2013 †
10.21	Employment Agreement between Beijing Zhongtulian Culture & Education Development Center and Ms. Ren Xiaoheng dated January 1, 2013 †
10.22	Employment Agreement between Beijing Zhongtulian Culture & Education Development Center and Mr. He Guodong dated January 1, 2014 †
10.23	Employment Agreement between The Future Education Group Inc. and Alice Wu, dated February 2, 2015 †
10.24	Indemnification Agreement between The Future Education Group Inc. and Alice Wu, dated February 2, 2015 †
10.25	Exclusive Business Cooperation Agreement between The Future Leading Education (Shenzhen) Company Limited and Beijing Zhongtulian Culture & Education Development Center, dated December 28, 2014
10.26	Form of Exclusive Option Agreement, by and among The Future Leading Education (Shenzhen) Company Limited, Beijing Zhongtulian Culture & Education Development Center (“ZTL”), and Mr. Ren Cong, Ms. Ren Xiaoheng, Mr. He Guidong, Mr. Li Shen, and Mr. Li Weifu, dated December 28, 2014
10.27	Form of Equity Interest Disposal Restriction Agreement, by and among The Future Leading Education (Shenzhen) Company Limited, Beijing Zhongtulian Culture & Education Development Center (“ZTL”), and Mr. Ren Cong, Ms. Ren Xiaoheng, Mr. He Guidong, Mr. Li Shen, and Mr. Li Weifu, the shareholders of ZTL, dated December 28, 2014
10.28	Form of Power of Attorney by each of Mr. Ren Cong, Ms. Ren Xiaoheng, Mr. He Guidong, Mr. Li Shen, and Mr. Li Weifu, the shareholders of ZTL, in favor of The Future Leading Education (Shenzhen) Company Limited, dated December 28, 2014
10.29	Exclusive Business Cooperation Agreement between The Future Leading Education (Shenzhen) Company Limited and APFE, dated December 28, 2014
10.30	Form of Exclusive Option Agreement, by and among The Future Leading Education (Shenzhen) Company Limited, APFE, and Mr. Ren Cong, Ms. Ren Xiaoheng, Mr. He Guidong, Mr. Li Shen, and Mr. Li Weifu, the shareholders of APFE, dated December 28, 2014
10.31	Form of Equity Interest Pledge Agreement, by and among The Future Leading Education (Shenzhen) Company Limited, APFE, and Mr. Ren Cong, Ms. Ren Xiaoheng, Mr. He Guidong, Mr. Li Shen, and Mr. Li Weifu, the shareholders of APFE, dated December 28, 2014
10.32	Form of Power of Attorney by each of Mr. Ren Cong, Ms. Ren Xiaoheng, Mr. He Guidong, Mr. Li Shen, and Mr. Li Weifu, the shareholders of APFE, in favor of The Future Leading Education (Shenzhen) Company Limited, dated December 28, 2014
10.33	Spousal Consent Letter, dated December 28, 2014 by Ms. Ren Xiaoheng
10.34	Spousal Consent Letter, dated December 28, 2014 by Mr. Li Weifu
10.35	Memorandum of Understanding between APFE and Shanghai Bohao Information and Technology Company Limited
14.1	Code of Business Conduct and Ethics *
21	Subsidiaries of Registrant *
23.1	Consent of Marcum, Independent Registered Public Accounting Firm
23.2	Consent of Loeb & Loeb LLP (included in Exhibit 5.1) *
24.1	Power of Attorney (included on signature page)

* To be filed by amendment.

† Previously filed.